   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 2000


                                                      REGISTRATION NO. 333-79629
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          OPENSITE TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                                   7389                                  56-1990869
    (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                   (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                IDENTIFICATION NUMBER)

                            ------------------------
                             2800 MERIDIAN PARKWAY
                          DURHAM, NORTH CAROLINA 27713
                                 (919) 287-0200
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                MR. KIP A. FREY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OPENSITE TECHNOLOGIES, INC.
                             2800 MERIDIAN PARKWAY
                          DURHAM, NORTH CAROLINA 27713
                                 (919) 287-0200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

    GRANT W. COLLINGSWORTH, ESQ.            FRED D. HUTCHISON, ESQ.                 JOHN B. TEHAN, ESQ.
       BRANDY A. BAYER, ESQ.               J. ROBERT TYLER, III, ESQ.            SIMPSON THACHER & BARTLETT
  MORRIS, MANNING & MARTIN, L.L.P.          HUTCHISON & MASON, PLLC                 425 LEXINGTON AVENUE
   1600 ATLANTA FINANCIAL CENTER            4011 WESTCHASE BOULEVARD              NEW YORK, NEW YORK 10017
     3343 PEACHTREE ROAD, N.E.                     SUITE 400
       ATLANTA, GEORGIA 30326            RALEIGH, NORTH CAROLINA 27607

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED             , 2000.

                                          Shares

                                [OPENSITE LOGO]

                                  Common Stock
                            ------------------------

     This is an initial public offering of shares of common stock of OpenSite
Technologies, Inc. All of the        shares of common stock are being sold by
OpenSite.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be
between $     and $     per share. Application has been made for quotation of
the common stock on the Nasdaq National Market under the symbol "OPNS".

     See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of our common stock.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Share     Total
                                                              ---------     -----
Initial public offering price...............................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to OpenSite......................   $           $

     To the extent that the underwriters sell more than                shares of
common stock, the underwriters have the option to purchase up to an additional shares from OpenSite at the initial public offering price less the underwriting discount.

     At our request, the underwriters have reserved for sale at the initial
public offering price up to an aggregate of                shares in this
offering as follows:

                       -  up to        shares to The Chase Manhattan
                       Corporation;
                       -  up to        shares to CNET, Inc.;
                       -  up to        shares to Excite@Home;
                       -  up to        shares to InfoSpace.com, Inc.;
                       -  up to        shares to TransCosmos, Inc.; and
                       -  up to        shares to VerticalNet, Inc.
                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 2000.
GOLDMAN, SACHS & CO.
                       CHASE H&Q
                                  THE ROBINSON-HUMPHREY COMPANY
                                                                   WIT SOUNDVIEW
                            ------------------------
                      Prospectus dated             , 2000.

[ARTWORK DEPICTED IN PROSPECTUS]

1.  Inside front page portrays the following:

The title bar at the top of the page reads as follows: "Where Dynamic Commerce Begins(TM)"

In the center of the page is the company's logo. On the left side of the page and centered vertically is the following text:

OpenSite(R) Technologies, a provider of online auction software and services, is enabling the dynamic commerce revolution. Founded in 1996, OpenSite was the first company to offer packaged online auction applications.

Our powerful scalable suite of products, outsourcing solutions and services enable small, medium and large businesses to create branded, Internet-based dynamic commerce sites. By having delivered over 600 licensed and outsourced auction solutions to businesses worldwide, OpenSite brings together buyers and sellers, helping businesses dynamically manage inventory, establish sales channels, build dynamic marketplaces, attract customers, and test market new products to create efficient markets for goods and services.

In addition, our BidStream.com Web site aggregates the content of Opensite-powered auctions, providing Internet users with a central location from which to access and search multiple Web auction sites.

Our mission is to provide enabling software, services and content that create the defacto standard for businesses offering branded, Web-based dynamic commerce.

At the bottom left corner of the page is the word "OpenSite" and below it is the following text: "Where Dynamic Commerce Begins."

2. At the top of the front gate fold is the following text: "OpenSite
Technologies: Enabling the Dynamic Commerce Revolution"

On the left side of the page and centered vertically are three paragraphs including the following text: "The Internet enables online auctions and dynamic commerce to offer more products to more people - all without geographic limitations and in real time.

Our combination of software, outsourcing solutions, services and content aggregation provides a self-reinforcing, full spectrum of dynamic commerce solutions for leading corporations in a range of industries.

From easy entry into the online auction marketplace with an out-of-the-box product, to fully outsourced turn-key services, to supporting enterprise needs with customizable dynamic pricing applications, OpenSite offers a full range of dynamic pricing solutions for businesses of all sizes."

In the left center section of the page is the screenshot of a web page for Bidstream.com. Beneath the web page is the following text:

"BidStream.com provides bidders with a central point for locating items for sale on participating OpenSite-powered auction sites. By aggregating the content from these sites, we provide a way for our customers to generate increased site traffic without costly marketing campaigns."

In the center of the page are words formed in a circle which are "Software," "Services" and "Content Aggregation."

"At the top right corner of the page is the screen shot of a web page for VerticalNet. Beneath the webpage is the following text: OpenSite provides a full suite of dynamic pricing software products to customers, which range in functionality, to support businesses with a variety of needs. From packaged auction applications that are easy to use and fast to implement, to our Dynamic Pricing Toolkit, which enables customers to build integrated and customized dynamic pricing applications, OpenSite has a flexible product to meet a full range of business needs. For example, VerticalNet uses OpenSite software to create vertical net markets (or dynamic marketplaces) within its trading communities."

"At the bottom right center section of the page is a screen shot of a web page for [Seece & Company Machinefinder]. To the left of the web page is the following text: "OpenSite offers comprehensive dynamic pricing services from hosting to professional support. We act as an Application Service Provider without OpenSite Concierge service provides an outsourced, turn-key option for business wanting a customized, branded online auction with minimal upfront investment ensuring fast time to market. In addition, we also offer integration and application development through our Professional Services organization. For example, Deere & Company utilizes OpenSite Concierge service to host Machinefinderauction.com, which allows customers to bid on used equipment posted for auction by Deere & Company dealers."

At the bottom right corner of the page is the word "OpenSite" and beneath it are the words "Where Dynamic Commerce Begins."

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors." Unless otherwise stated, this prospectus assumes no exercise of the underwriters' over-allotment option and the conversion of all outstanding shares of our preferred stock into shares of common stock upon the effectiveness of this offering.

     OpenSite enables online auctions and other dynamic pricing solutions. By having delivered over 600 licensed and outsourced auction solutions to customers, we believe we have provided more solutions than any other auction software or services provider. We provide a variety of cost-effective software and services that enable businesses to create branded, Internet-based business-to-business and business-to-consumer auctions on their own Web sites. Our products and services automate the process of installing, running and maintaining real-time Internet auctions. We believe we are the only company offering dynamic pricing through licensed software, services and comprehensive outsourcing solutions to a full range of small, medium and large businesses. By bringing together buyers and sellers, our solutions help businesses create new sales channels, manage inventory, attract new customers, introduce new products and strengthen customer and other business relationships.

     We commenced operations and introduced our first auction software product in 1996. In 1998, we recognized total revenue of $1.3 million and incurred a net loss of $2.4 million. In 1999, we recognized total revenue of $7.9 million and incurred a net loss of $12.2 million. As of December 31, 1999, our accumulated deficit was $67.6 million, $53.5 million of which was attributable to accretion on mandatorily redeemable preferred stock.

     The Internet enables market information to be disseminated more quickly, in greater quantity and to a wider audience than has previously been possible with traditional forms of media. Also, the interactive nature of the Internet and its ability to transmit information on a real-time basis have caused Internet users to become more comfortable with "dynamic commerce" -- the real-time determination of the elements of a transaction, including price, quantity, qualitative attributes and delivery terms. Dynamically priced auctions, in which prices are determined by buyers and sellers on a transaction-by-transaction basis, are among the most well known forms of dynamic commerce. The Internet auction market initially gained acceptance in person-to-person transactions. However, by 2003 Forrester Research expects that only $6.4 billion is expected to be generated from online person-to-person online auction transactions, while $12.6 billion is expected to be generated from business-to-consumer online auction transactions. Forrester Research expects that business-to-business electronic commerce as a whole will be $2.7 trillion in 2004. These sales will occur through a variety of transaction mechanisms, many of them utilizing an online auction or dynamic pricing model. A December 1999 Forrester Research report estimates that 74% of the business-to-business electronic marketplaces in which such sales occur will utilize more than one transaction mechanism, including auctions, within two years. We plan to expand on our market position in the online auction and dynamic pricing market by providing enabling infrastructure for businesses to operate other forms of dynamic commerce, including demand aggregation, online procurement, market making and other new electronic commerce marketplace business models.

     We provide businesses with a number of dynamic pricing product choices based on their level of sophistication and their need to have a scalable, robust solution that will integrate with other systems within their organizations. The OpenSite family of software products, including OpenSite Auction, AuctionNow and Dynamic Pricing Toolkit, as well as the OpenSite Concierge outsourcing and hosting service, enables businesses of all sizes to set up and conduct auctions on the Internet. We also provide related consulting, education and technical support services both directly and through our indirect sales channel. We act as an Application Service Provider with our OpenSite Concierge service offering, which enables our customers to outsource completely to us the process of running Internet auctions, including development, deployment, maintenance and hosting. In addition, our BidStream.com Web site, which was launched in April 1999, aggregates the content of OpenSite-powered auction Web sites and is designed to generate increased traffic to these Web sites, while providing Internet users with a central location from which to access the items put up for auction. BidStream.com also provides valuable customer profiling information for demand analysis. Currently, participation in BidStream.com is free to our customers; however, we intend to charge a fee for participation in the future.


     Our customers operate in a wide variety of industries and include British Airways, The Chase Manhattan Bank, CNET, Excite@Home, Hewlett-Packard -- Asia (Regional Hub), John Deere, Nortel Networks, QVC, The Sharper Image and VerticalNet. OpenSite and its products have received the following awards and recognition: "Best of Show" for Outstanding E-commerce Applications -- Fall Internet World 1999 and Fall Internet World 1998, "Software Company of the
Year" -- North Carolina Electronics and Information Technologies Association, "Five Star Rating" -- Internet.com, "Analyst's Choice" -- PC Week magazine, "Products to Watch" -- Fortune Tech Buyers Guide, "Honorable Mention" -- Spring Internet Commerce Expo 1999 and "Best of Class" in Web-based Selling -- Fall Internet Commerce Expo 1998. A description of the criteria and other information regarding these awards can be found under "Business -- Products and Services."


     We have entered into a letter of intent to acquire Bidder's Edge, Inc., a leading auction portal with over 3 million page views per month that aggregates over 5 million items from over 150 auction sites. BiddersEdge.com is a scalable search engine that uses proprietary technology to create a single directory that conveniently categorizes auction items. BiddersEdge.com also provides enhanced content, including news, information and featured items for bid, to over 300,000 unique monthly auction users. If we complete our acquisition of Bidder's Edge, we plan to incorporate our BidStream.com aggregated content into a combined BiddersEdge.com product offering. We expect BidStream.com to significantly enhance the business-to-business auction content of BiddersEdge.com and to accelerate its position as a provider of aggregated content for businesses. We believe that the acquisition of Bidder's Edge, if consummated, will accelerate the strength of our business model by significantly expanding the content, functionality, customer reach, time to market and market position of our products and services.

     In December 1999, we entered into an agreement with Excite@Home to jointly create an auction network through its business-to-business sites, Work.com and Excitestorebuilder.com. Under the agreement, Excite@Home will offer and distribute auction and dynamic pricing functionality to its visitors through its business-to-business sites using our AuctionNow software. We will also produce co-branded BidStream.com Web sites. Benefits from the alliance consist of multi-year technology license fees from Excite@Home, recurring auction application service fees from Excite@Home, advertising from the auction network and co-branded pages, as well as aggregation of Excite@Home's customers' auction items into BidStream.com. As part of this relationship, we have also agreed to purchase advertising and services from Excite@Home in escalating annual amounts ranging from $4 million to $6 million over three years, subject to specified exceptions, to our achievement of minimum annual revenues from the arrangement.

     During the second half of 1999, OpenSite entered into merger negotiations with InfoSpace.com, Inc., an Internet information infrastructure company that provides enabling technologies and Internet services for Web sites and Internet appliances. In October 1999, it was announced that instead of a merger, the two companies would enter into discussions regarding a potentially broad ranging business and technology relationship. To date, no definitive agreement between the two companies has been reached. InfoSpace has indicated an interest in participating in our directed shares program.

     We are incorporated under the laws of the State of Delaware, and our executive offices are located at 2800 Meridian Parkway, Durham, North Carolina 27713. Our telephone number is (919) 287-0200. Our World Wide Web address is www.opensite.com.

     "OpenSite" and "AuctionWatch" are registered trademarks of OpenSite, and "AuctionNow," "Dynamic Pricing Toolkit," "Dynamic Pricing Engine," "OpenSite Auction," "BidStream," "OpenSite Concierge" and "Where Dynamic Commerce Begins" are trademarks of OpenSite. This prospectus also includes trademarks, service marks and trade names of other companies.

                                  THE OFFERING

Shares offered by OpenSite..........                    shares

Shares to be outstanding after the
offering............................                    shares

Use of proceeds.....................     We intend to use the net proceeds from
                                         the offering primarily for expansion of
                                         our business and for general corporate
                                         purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol..............................     "OPNS"

     The number of shares of our common stock to be outstanding immediately after the offering is based on the number of shares outstanding as of December 31, 1999. This number does not take into account 1,813,622 shares of our common stock subject to options outstanding under our stock option plan and 196,257 shares of common stock subject to outstanding warrants as of December 31, 1999.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following financial data at December 31, 1999 and for the years ended 1997, 1998 and 1999 is a summary of the more complete financial information provided in our financial statements and accompanying notes appearing elsewhere in this prospectus. The statement of operations data for the period from inception to December 31, 1996 has been derived from our audited financial statements, which are not included in this prospectus. See Note 2 of Notes to Financial Statements for an explanation of basic and diluted net income (loss) per common share and the weighted average shares used in computing basic and diluted net income (loss) per common share. The pro forma statement of operations for the year ended December 31, 1999 gives effect to our proposed acquisition of Bidder's Edge as if such transaction had been consummated on January 1, 1999 using the pooling-of-interests method of accounting. This statement of operations is presented for illustrative purposes only and is not necessarily indicative of what our results of operations would have been had this transaction been consummated on January 1, 1999 or our future results of operations. The pro forma balance sheet data gives effect to the proposed acquisition of Bidder's Edge as if the transaction had been consummated as of December 31, 1999 and accounted for as a pooling-of-interests and the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock. The pro forma as adjusted balance sheet is adjusted to give effect to:

     - our sale of                shares of common stock offered at an assumed
       initial public offering price of $     per share; and

     - the receipt of the estimated net proceeds from the sales.

                                     PERIOD FROM
                                      INCEPTION
                                   (JULY 24, 1996)              YEAR ENDED DECEMBER 31,
                                         TO           -------------------------------------------
                                    DECEMBER 31,                                       PRO FORMA
                                        1996          1997      1998        1999         1999
                                   ---------------    ----      ----        ----       ---------
                                                                                      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenue..................       $  12         $ 340    $ 1,281    $  7,878      $  7,878
  Gross profit...................          11           312      1,132       6,015         6,015
  Operating income (loss)........           0           127     (2,404)    (12,804)      (15,965)
  Net income (loss)..............           0           130     (2,361)    (12,205)      (15,206)
  Net income (loss) available to
     common stockholders.........          --           130     (2,725)    (65,369)      (15,206)
  Basic and diluted net income
     (loss) available to common
     stockholders per common
     share.......................       $0.00         $0.02    $ (0.32)   $  (8.34)     $  (0.46)
  Weighted average shares used in
     computing basic and diluted
     net income (loss) per common
     share.......................       7,516         8,143      8,623       7,838        32,882

                                                                   DECEMBER 31, 1999
                                                        ---------------------------------------
                                                                                    PRO FORMA
                                                                                        AS
                                                         ACTUAL      PRO FORMA       ADJUSTED
                                                         ------     -----------    ------------
                                                                    (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents and investments...........  $ 10,599      $17,365        $
  Working capital.....................................     8,323       14,064
  Total assets........................................    14,948       22,756
  Mandatorily redeemable convertible preferred
     stock............................................    80,459           --
  Total stockholders' equity (deficit)................   (70,512)      16,687

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and accompanying notes appearing elsewhere in this prospectus. The risks and uncertainties described below are those that we currently believe may materially affect our company.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risks faced by us described below and elsewhere in this prospectus.

OUR EVOLVING BUSINESS MODEL AND MARKETS MAKE FORECASTING FUTURE PERFORMANCE DIFFICULT.

     We commenced operations and introduced our first auction software product in 1996. Our business model has evolved considerably since that time. For example, we introduced our indirect sales channel in 1998 and BidStream.com and our OpenSite Concierge service in 1999. We expect this evolution to continue in response to the rapidly changing market for Internet products. Our revenue has historically been generated primarily from the sale of auction software products and outsourced auction solutions. In the future, we expect to generate revenue from multiple sources, including dynamic commerce solutions and BidStream.com. For us, this business model is unproven. We will be successful only if consumers and businesses purchase our software products and actively use our dynamic commerce solutions, BidStream.com and our OpenSite Concierge service. It is impossible to predict the degree to which consumers and businesses will purchase our software products or use these services.

     As a result of our limited operating history and the emerging nature of the dynamic commerce market, we are unable to accurately forecast our revenue. Additionally, our current sales cycle, the time between when a sales lead is generated and when the sale is completed, is relatively short. A shorter sales cycle results in fewer pending sales at any given time, which makes forecasting revenue more difficult and uncertain. With the recent launch of a new line of dynamic commerce-enabled products, our sales cycle is lengthening, but forecasting sales, although improving is still difficult and uncertain. Our expenses are to a large extent fixed and based predominantly on our operating plans and estimates of future revenue. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, a failure to meet our revenue projections could have an immediate and negative impact on profitability or expand losses.

WE ANTICIPATE INCURRING CONTINUED LOSSES FOR THE FORESEEABLE FUTURE.

     We incurred a net loss of $2.4 million in 1998, representing 184% of total revenue. We incurred a net loss of $12.2 million in 1999, representing 155% of total revenue. As of December 31, 1999, we had incurred cumulative net losses of $14.4 million. As of December 31, 1999, our accumulated deficit was $67.6 million, $53.5 million of which was attributable to accretion on mandatorily redeemable preferred stock. We expect our losses to increase significantly. We cannot be certain that we will increase revenue sufficiently to ever achieve profitability or generate a positive cash flow in the future. As part of our strategy to achieve profitability, we intend to expend significant financial and management resources on:

     - developing our brands;

     - developing new products and services;

     - increasing marketing and promotional activities;

     - establishing and expanding our direct and indirect sales channels, both domestically and internationally;

     - establishing business relationships; and

     - acquiring complementary businesses and products.

     As a result, we expect to incur substantial operating losses and continued negative cash flow from operations for the foreseeable future. If our losses continue for an extended period or are greater than projected, we may be forced to raise additional capital in order to continue implementing our business strategy. This could result in dilution to our stockholders. If we are unable to raise additional capital, we may not have sufficient resources to carry out our business strategy or achieve profitability.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     We expect that our operating results will fluctuate significantly in the future. These fluctuations are likely to occur from quarter-to-quarter as well as over longer periods. These fluctuations may be due to many factors, including:

     - the level of demand for online auction solutions;

     - the development of the electronic commerce market;

     - increasing competition;

     - our ability to grow recurring services revenue and increase our services revenue mix;

     - performance of resellers;

     - timely release of new products and product upgrades;

     - ability to attract sales, marketing and development expertise in an increasingly competitive market;

     - management of our growth; and

     - risks associated with potential acquisitions.

     Many of these factors are beyond our control, such as the level of demand for online auction solutions, the development of the electronic commerce market, increasing competition and the performance of resellers. These factors may impact our long-term results as well as our operating results in any particular quarter. Our quarterly operating results have fluctuated in the past. For example, our revenue fluctuated an average of 44% from quarter to quarter in 1999. Due to these historical trends, we believe that period-to-period comparisons of our operating results are not meaningful. In addition, it is likely that in future periods our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would almost certainly be materially and adversely affected.

IF THE MARKET FOR DYNAMIC COMMERCE DOES NOT CONTINUE TO GROW, OUR BUSINESS MAY SUFFER.

     Our success is highly dependent upon the widespread acceptance and use of the Internet for dynamic commerce. In particular, the continued adoption by buyers and sellers of online auctions and other dynamic pricing models on the Internet is critical to the continued growth in sales of our products. Use of the Internet for auctions and other dynamic commerce solutions is still at an early stage of development. We cannot be certain that acceptance of online auctions and other dynamic commerce solutions will continue to develop. Any material reduction in the growth of acceptance and use of dynamic commerce could have a material adverse effect on our business.

The continued growth of online dynamic commerce is dependent upon a number of factors, including the following:

     - continued growth in the number of buyers and sellers who use electronic commerce services;

     - continued market demand for dynamic pricing by buyers and sellers;

     - continued growth in the number of businesses who desire online auction capabilities;

     - continued development of transaction security technology; and

     - continued development of electronic commerce technology.

OUR BUSINESS MAY SUFFER IF OPENSITE AUCTION IS NOT ACCEPTED BY NEW CUSTOMERS.

     We cannot be certain that OpenSite Auction will continue to achieve market acceptance. We derive a majority of our revenue from sales of OpenSite Auction. We expect this to continue for the foreseeable future. As a result, our future operating results depend upon the continued market acceptance of OpenSite Auction. Any material reduction in demand for OpenSite Auction could have a material adverse effect on our sales and revenue growth. Factors that could adversely affect sales of OpenSite Auction include:

     - failure of buyers and sellers to adopt online auctions as a method of doing business;

     - competitive products that obtain greater market acceptance;

     - failure to adapt OpenSite Auction to new technologies and computing platforms; and

     - failure to adapt OpenSite Auction to address changing customer and reseller needs.

IF OUR NEW PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, OUR CONTINUED GROWTH MAY BE ADVERSELY AFFECTED.

     We introduced our Dynamic Pricing Toolkit and AuctionNow products in the second half of 1999. In addition, we intend to introduce new versions of these products and our OpenSite Auction product in 2000. We cannot be certain that these new products will achieve market acceptance. The introduction of new products is an important component of our strategy to address the needs of the expanding dynamic commerce market. To this end, we have expended considerable resources on product development. If our new products fail to gain acceptance in the dynamic commerce market, our sales and revenue growth could be materially and adversely affected.

BIDSTREAM.COM IS A NEW BUSINESS MODEL THAT WE CANNOT BE CERTAIN WILL SUCCEED.

     We launched the BidStream.com Web site in April 1999. The continued development and market acceptance of BidStream.com is a key element of our business strategy. Due to its recent introduction, we cannot be certain that BidStream.com will be successful. The participation of OpenSite-powered auction sites in BidStream.com is essential to its success. Currently, participation in BidStream.com is free to our customers. However, we intend to charge a fee to participating Web sites in the future. We cannot be certain that our customers will be willing to pay a fee to participate in BidStream.com. Also, the value of BidStream.com to our customers is the potential for directing additional traffic to their auction sites. We cannot be certain that Internet users will be attracted to BidStream.com. If BidStream.com fails to attract a sufficient number of potential bidders, whether due to lack of content that is attractive to bidders or for other reasons, BidStream.com will be less valuable to our customers. We intend to expend considerable resources in developing, maintaining and promoting BidStream.com. The failure of BidStream.com to be a commercial success could have a material adverse effect on our future operating results.

OUR ACQUISITION OF BIDDER'S EDGE HAS NOT, AND MAY NOT BE, COMPLETED.

     We have entered into a letter of intent to acquire Bidder's Edge, Inc. Consummation of this acquisition is subject to approval of our board of directors and the negotiation of a definitive merger agreement, which will require a significant amount of management attention and resources. We cannot be certain that the proposed acquisition will be completed, or if completed, that it will be accounted for as a pooling-of-interests. If the transaction is completed but not accounted for as a pooling-of-interests, we will be required to record the acquisition at fair value resulting in future charges to our operations through amortization of the resulting intangible assets. If this acquisition is not completed, we will recognize little or no benefit from our efforts.

LITIGATION INVOLVING BIDDER'S EDGE MAY ADVERSELY AFFECT OUR BUSINESS.

     Bidder's Edge aggregates the business-to-business, business-to-consumer and person-to-person auction content from numerous online auction sites. eBay, a person-to-person online auction community, has filed a lawsuit in United States federal court against Bidder's Edge, alleging that Bidder's Edge cannot include auction content from eBay's Web site without its permission. Bidder's Edge has countersued making various antitrust and unfair business practice claims against eBay. Bidder's Edge has informed us that it believes this lawsuit to be without merit and intends to vigorously defend this matter. However, if eBay is successful on the merits, and if Bidder's Edge is unable to license online auction content from eBay, the online auction content Bidder's Edge aggregates will be reduced, which could have a material adverse effect on its revenues.

IF WE FAIL TO SUCCESSFULLY INTEGRATE BIDDER'S EDGE WITH OUR OPERATIONS AND PRODUCT OFFERINGS, OUR OPERATIONS AND EARNINGS MAY BE ADVERSELY AFFECTED.

     If our acquisition of Bidder's Edge is completed, additional management attention and resources will be required to integrate the operations and product offerings of Bidder's Edge with BidStream.com and our other operations. These efforts may require the diversion of resources from other business opportunities. In addition, this integration may require greater financial resources than anticipated. We cannot assure you that we will integrate Bidder's Edge in an efficient or cost-effective manner. The failure to successfully integrate Bidder's Edge could have a material adverse effect on our operations and earnings.

BIDSTREAM.COM MAY ENCOUNTER SERVICE INTERRUPTIONS.

     As we continue our marketing efforts for BidStream.com, the number of items listed for bid and number of visitors is likely to increase, placing greater demands on this Web site. As a result, BidStream.com may encounter system interruptions that could cause it to be unavailable for extended periods. These interruptions could reduce BidStream.com's attractiveness to businesses and bidders, which could have a material adverse effect on our ability to develop BidStream.com into a successful business model.

IF WE DO NOT SUCCESSFULLY MARKET THE OPENSITE BRAND, OUR BUSINESS MAY SUFFER.

     We believe that maintaining and enhancing the OpenSite brand is critical to increasing our product sales. There are a number of companies that offer competing products, and we expect our competition to increase. We believe that increased competition makes promoting the OpenSite brand more imperative as a competitive advantage. Increased competition may make promoting our brand significantly more expensive. Promotion of the OpenSite brand will depend largely on expanding our sales and marketing capabilities and providing a high-quality product. We intend to use a portion of the proceeds of this offering to expand our sales and marketing activities and further our product development efforts. We cannot be certain that we will be successful in establishing the OpenSite brand. If we are unable to successfully promote our brand, or if we incur substantial expenses in attempting to do so, our earnings could be materially and adversely affected.

COMPETITION COULD REDUCE OUR MARKET SHARE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     The online auction and dynamic commerce solutions markets are new, rapidly evolving and intensely competitive. We expect this competition to intensify in the future. Increased competition may result in increased pricing pressures, reduced sales and reduced operating margins, as well as loss of market share and brand recognition. Historically, we have competed in the online auction solutions market, which includes the following competition:

     - dynamic pricing software providing low-end solutions that compete with our entry-level auction software, including Auction Broker, Beyond Solutions and Emaze;

     - enterprise-level auction software that competes with OpenSite Auction, AuctionNow and the Dynamic Pricing Toolkit, including IBM's WebSphere product, formerly known as net.Commerce, Moai Technologies, Trading Dynamics, recently acquired by Ariba, CommerceBid, recently acquired by Commerce One and WebVision;

     - Web sites that feature auction aggregation that compete with BidStream.com, including Bidder Network, Bidder's Edge, AuctionRover.com and BidFind;

     - person-to-person online auction communities, including those operated by Amazon.com, Auction Universe, eBay, ONSALE, recently acquired by Egghead and uBid; and

     - outsourced auction-hosting services that compete with our OpenSite Concierge service as well as our OpenSite Auction and AuctionNow products, including Bidder Network, Bidland and FairMarket.

     With our new Dynamic Pricing Toolkit and other products and services that are under development, we are now also competing in the larger realm of dynamic commerce. Competition in this area includes:

     - destination sites that aggregate buyers and sellers into consolidated groups to gain market advantages and efficiencies, including Mercata, Accompany and NexTag;

     - dynamic commerce solutions to automate the process for a buyer and seller to engage in a bid-and-ask process to sell and procure products, including those offered by Tradex, recently acquired by Ariba; and

     - online procurement applications that typically have single buyers posting items for intended purchase and multiple sellers bidding for the sale in a reverse auction, including those offered by Commerce One and Ariba through their recent acquisitions.

     Currently, we do not have any products or services designed to meet the needs addressed by these destination sites or bid-and-ask solutions.

     Many of our competitors and potential competitors have longer operating histories, greater brand recognition and greater financial, marketing and other resources than we do. Some competitive products and services may be priced lower than ours. In addition, new technologies and the expansion of existing technologies may increase competitive pressures. We cannot be certain that we will be able to compete successfully against current and future competitors. These competitive pressures could have a material adverse effect on our ability to maintain or expand our market share.

LARGER, BETTER KNOWN AND MORE ESTABLISHED COMPANIES MAY ENTER OUR MARKET, WHICH COULD INCREASE COMPETITIVE PRESSURES.

     In addition to our current competitors, our market may attract new competition. For example, companies that operate person-to-person online auction communities, such as eBay and Amazon.com, have expanded to offer auction solutions that compete with our products and services and may acquire one of our existing or future competitors. These companies have significant resources and brand recognition in the online auction market. In addition, software developers, such as Microsoft, may add auction functionality to, or expand the existing auction functionality of, their existing products. In addition, Oracle, which has significant market presence, has made initial efforts to establish an electronic marketplace for procurement for the automotive industry which may be expanded to compete with our solutions. The barriers to entry in the market for online auction solutions are relatively low, particularly for companies that currently offer a form of online auction functionality. Any of these events could greatly increase our competitive pressures and have a material adverse effect on our ability to maintain or expand our market share.

ESTABLISHING INDIRECT SALES CHANNELS IS IMPORTANT TO INCREASING PRODUCT SALES.

     We are making an effort to increase distribution of our products through various indirect channels of distribution, including systems integrators, value-added resellers, distributors and Internet Service Providers. We have entered into contractual arrangements with these resellers, which provide for commission-based compensation. The failure to attract and retain a sufficient number of these resellers could have a material adverse effect on our business. In addition, we cannot predict the extent to which any of these resellers will be successful in marketing, distributing or implementing our products. It may also be more difficult for us to forecast revenues generated by these resellers. Many of these resellers also market and sell competitive products and services. We may not be able to effectively manage potential conflicts between our resellers and us or prevent them from devoting greater resources to supporting the products of other companies.

     In addition, we rely on our resellers to inform us of opportunities to develop new products that serve end user demands. If our resellers do not present us with market opportunities early enough for us to develop products to meet end user needs in a timely fashion or if resellers fail to anticipate end user needs at all, we may fail to develop new products or modify our existing products for our target markets. In addition, if our resellers fail to accurately anticipate end user demands, we may spend resources on products that are not commercially successful.

ESTABLISHING AND MAINTAINING BUSINESS RELATIONSHIPS IS IMPORTANT TO OUR
BUSINESS.

     The establishment of business relationships is an element of our marketing strategy. We intend to seek relationships with:

     - providers of complementary technology for the purpose of ensuring product compatibility;

     - portal sites for the purpose of increasing the value of BidStream.com;
       and

     - ancillary service providers for the purpose of providing opportunities for complementary services.

     We may experience competition from other auction solution providers for these relationships. We cannot be certain that we will be able to establish a sufficient number of relationships to carry out our marketing strategy. Within the past year, we have established relationships with CNET, Excite@Home, Exodus Communications, i-Escrow.com, Intershop Communications, FreightQuote.com, TaxWare and Open Market. We cannot assure you that these relationships will be successful. In addition, we intend to invest financial and management resources in developing these relationships. If we do not generate additional revenue through these relationships to offset our investment, our earnings could be materially and adversely affected.

LONGER SALES CYCLES MAY ADVERSELY AFFECT OUR BUSINESS.

     Increasing sales of higher-end auction solutions, particularly OpenSite Auction, AuctionNow and our Dynamic Pricing Toolkit is an element of our business strategy. As we sell more sophisticated solutions to larger organizations, we expect the time from initial contact to sale completion to lengthen. Currently, our typical sales cycle is approximately 60-90 days. We expect our typical sales cycle to expand to as many as 90-180 days. During this sales cycle, we may expend substantial funds and management resources without any corresponding revenue. If sales are delayed or do not occur, our operating results for a particular period may be materially and adversely affected. Our sales are subject to delays over which we have little or no control, including the following:

     - potential customers' budgetary constraints;

     - potential customers' internal approval processes;

     - seasonal and other timing effects; and

     - cancellation or delay of auction projects by customers.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ADAPT OUR PRODUCTS AND SERVICES TO CHANGING MARKET CONDITIONS.

     Changes in the electronic commerce industry generally, and the dynamic commerce industry specifically, could render our products and services obsolete. We must continually improve the performance, features and reliability of our products and services, particularly in response to our competition. All our products, including Dynamic Pricing Toolkit, AuctionNow and OpenSite Auction, will require periodic updates to accommodate changes in Internet technology as well as dynamic commerce standards. A failure to update our products to adapt to technological changes or competitive pressures could adversely affect sales of these products. We must also introduce new and expanded products and services in order to attract more buyers and sellers to our online auction products and services. We cannot be certain that we will be able to offer these products or services in a cost-effective or timely manner or that markets will develop for our new or expanded products and services. Our success will depend, in part, on our ability to:

     - enhance our existing products and services;

     - successfully anticipate changing market demand;

     - integrate our products with our customers' existing information technology systems;

     - develop new services and technologies that address the increasingly sophisticated and varied needs of our target markets; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     If we are unable to adapt to changing market conditions or buyer requirements, our revenue could be materially and adversely affected.

PRODUCT PERFORMANCE FAILURES COULD RESULT IN LIABILITY TO OUR CUSTOMERS AND OTHER ADVERSE IMPACTS.

     Performance failures of our products could result in a loss of current and potential customers, adverse publicity and damage to the OpenSite brand. Any of these results could have a material adverse effect on our sales and marketing efforts. In addition, our products typically are critical to generating revenue for our customers. Performance failures of our products could impair our customers' revenues and consequently could result in a claim for substantial damages against us. We cannot be certain that the liability limitations included in our customer agreements will be enforceable in all instances or will otherwise protect us from liability for damages. We cannot be certain that our general liability insurance coverage will be available in sufficient amounts to cover one or more large claims or that our insurer will not disclaim coverage for any future claim. Any successful claim against us that exceeds available insurance coverage requirements could have a material adverse effect on our earnings and liquidity.

WE MAY NOT BE SUCCESSFUL IN EXPANDING INTO INTERNATIONAL MARKETS.

     We are expanding internationally. We began the international introduction of our products through our United Kingdom office in March 1999, which continued with the introduction of our products in Asia. We intend to accelerate our investment in international sales and to add new features and functionality to our products to accommodate accounting, customs, currency and tax requirements of foreign countries. In addition, we have retained Protege Software, Ltd. to provide sales and marketing services for our European expansion, Japan Entry, LLC to accelerate our expansion into the Japanese market and The Promar Group, LLC to assist our entry into other markets in Asia and in Latin America. As we continue to expand outside the United States, we are subject to risks of doing business internationally, including the following:

     - management and other resources spread over various countries;

     - difficulties in staffing and managing foreign operations;

     - difficulties localizing software for markets that require localization;

     - longer payment cycles, different accounting practices and difficulties in collecting accounts receivable;

     - seasonal reductions in business activity;

     - potentially adverse tax consequences;

     - administrative burdens in collecting local taxes, including value-added taxes;

     - compliance with a variety of foreign laws and regulations;

     - fewer protections of proprietary rights;

     - foreign currency exchange rate fluctuations; and

     - regional economic conditions.

     We may not be successful in further expanding into international markets or in generating revenues from foreign operations.

WE MUST EFFECTIVELY MANAGE THE GROWTH OF OUR BUSINESS TO BE SUCCESSFUL.

     We are rapidly expanding our operations. In particular, we have significantly expanded our sales and marketing departments over the past year in an effort to increase sales and revenue growth. We have also expanded our management and administration to support this growth. We expect this expansion to continue at an accelerated rate. This expansion has placed a significant strain on our management and on our operational and financial resources, which we expect will continue. If we are unable to manage our growth effectively, our business could be materially and adversely affected. To successfully manage our future growth, we will need to upgrade our resources and systems as well as expand our employee base. Our future performance will depend, in part, on our ability to integrate our newly hired executive officers effectively into our management team. Our executive officers, who have worked together for only a short time, may not be successful in carrying out their duties or running our company. We cannot be certain that our management, operational and financial resources will be adequate to support our future operations.

OUR SUCCESS DEPENDS UPON ATTRACTING AND RETAINING KEY EMPLOYEES.

     A key factor to our success is the continued services and performance of our executive officers and other key personnel. If we lose the services of any of our executive officers, our business could be materially and adversely affected. We also depend on our ability to identify, hire and retain other highly skilled technical, managerial and marketing personnel. We cannot be certain of our ability to identify, hire and retain sufficiently qualified personnel. For example, we may encounter difficulties in attracting a sufficient number of qualified software developers. Failure to identify, hire and retain necessary technical, managerial and marketing personnel could have a material adverse effect on our operations.

THE FAILURE TO INTEGRATE SUCCESSFULLY OTHER BUSINESSES THAT WE ACQUIRE COULD ADVERSELY AFFECT OUR BUSINESS.

     An element of our strategy is to broaden the scope and content of our products and services through the acquisition of existing products, technologies, services and businesses in the dynamic commerce market. Other than our proposed acquisition of Bidder's Edge, we have no current agreements or binding commitments regarding any potential acquisitions. If we complete any acquisitions in the future, we would be exposed to increased risks, including:

     - the integration of new operations, products, services and personnel;

     - the diversion of resources from our existing businesses, sites and technologies;

     - the inability to generate revenues from new products and services sufficient to offset associated acquisition costs;

     - the maintenance of uniform standards, controls, procedures and policies;

     - accounting effects that adversely affect our financial results;

     - the impairment of employee and customer relations as a result of any integration of new management personnel; and

     - dilution to existing stockholders from the issuance of equity securities.

     In addition, liabilities or other problems associated with an acquired business could adversely affect our earnings and liquidity.

THE REGULATION OF ONLINE COMMERCE IS UNCERTAIN AND SUBJECT TO CHANGE.

     There are currently few laws and regulations directly applicable to the Internet and online auctions. Many jurisdictions do have laws and regulations governing auctions generally and the licensing and liability of auctioneers. A few jurisdictions have indicated that these laws apply to online auctions as well. The adoption of additional laws or regulations may decrease the growth of online auctions, which could, in turn, decrease the demand for our products and services. Additional regulation could also increase our cost of doing business. We expect that additional regulation may be adopted covering issues such as user privacy, pricing, content, copyrights, antitrust and characteristics and quality of products and services. Taxation of Internet use, or other charges imposed by government agencies or by private organizations for accessing the Internet, may also be imposed. In addition, the growth and development of electronic commerce may prompt calls for more stringent laws applying to the solicitation, collection or processing of personal or consumer information. Such laws may impose additional burdens on those companies conducting business online.

WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY.

     We rely on a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to protect our proprietary rights. Currently, our most important proprietary rights are those embodied in our Dynamic Pricing Toolkit, AuctionNow and OpenSite Auction products, in our OpenSite Concierge service and in our BidStream.com Web site. Our software technology is not patented and existing copyright laws offer only limited practical protection. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our intellectual property. Also, these protections may not prevent independent third-party development of competitive products or services. We cannot guarantee that third parties will not assert infringement claims against us in the future or that any asserted claim will not require us to enter into a license agreement, royalty agreement or financial settlement with the party asserting a claim. Even the successful defense of an infringement claim could result in substantial costs and diversion of our management's efforts.

     In two instances we have received notices claiming that our technology infringed the intellectual property rights of others. While in one instance we have been offered a license to the intellectual property in question, we have declined that offer because we believe that no infringement exists. The second allegation claimed infringement of a patent application. Since the patent has not been issued, it cannot have been infringed. We are currently unable to assess any potential claims that may exist if the patent is issued.

     In addition, effective copyright and trademark protection may be unenforceable or limited in some countries, and the global nature of the Internet makes it impossible to control all of the jurisdictions in which our intellectual property is used. The laws of many countries do not honor the protections of proprietary rights that are available in the United States. Litigation to protect intellectual property rights outside the United States could be very expensive and have uncertain results. Such litigation, whether or not successful, is likely to be time-consuming and costly to prosecute and require the use of substantial management attention and resources.

CONCERNS FOR PRIVACY ON THE INTERNET MAY ADVERSELY AFFECT OUR BUSINESS.

     Increased regulation of privacy poses a potential risk to our business. The information that we obtain from auction participants could make it easier to target advertisements to users in specific demographic groups. Advocates of privacy rights have voiced concern over the implications of this type of technology. The resolution of privacy issues or the misuse of private information by our customers could adversely affect the growth both of online auctions and of our business. The effectiveness of our products and the success of our business model would be severely limited by any reduction or limitation in the use of user information.

OUR BUSINESS MAY BE HARMED BY THE USE OF OUR PRODUCTS FOR ILLEGAL PURPOSES.

     We do not attempt to limit or regulate the types of auction sites that are established using our products and services. Some customers may use our products to auction items that are subject to regulation by local, state or federal authorities, such as firearms, alcohol, pharmaceuticals, and tobacco. We cannot be certain that unlawful goods will not be sold using our products. The law relating to the liability of software providers for the activities of their users is unclear. We could be subject to civil or criminal claims for unlawful activities carried out by our customers. Any successful claims could have a material adverse effect on our business. Even the defense of a frivolous or other unsuccessful claim could result in substantial costs and diversion of our management's efforts.

POTENTIAL YEAR 2000 PROBLEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     Many currently installed computer systems and software products were originally coded to accept only two digit entries in the date code field. Prior to corrective reprogramming, these systems could not reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. At and since January 1, 2000, year 2000 problems have not been significant and wide-spread computer failures have not materialized. Year 2000 problems could still occur, especially on February 29, 2000, at quarter end and at year end. Our products operate with third-party equipment and software that may prove not to be year 2000 compliant. In addition, we cannot guarantee that the systems of our suppliers or service providers are year 2000 compliant. Year 2000 problems could still have a material adverse effect on our ability to conduct our business efficiently and productively.

WE MAY NOT BE ABLE TO PROTECT OUR DOMAIN NAMES.

     We currently hold the Internet domain names "opensite.com" and "bidstream.com" as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain all of the desired variations of the "OpenSite" and "BidStream" names in all of the countries in which we conduct business. The presence of similar domain names may create confusion among potential customers and bidders and direct traffic away from our Web sites.

     The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

OUR BUSINESS GOALS MAY NOT BE ACHIEVED IF THE PROCEEDS OF THIS OFFERING ARE NOT USED EFFECTIVELY.

     The net proceeds from the sale of our common stock will become part of our general working capital upon completion of this offering. The failure of management to apply these proceeds effectively could materially and adversely affect our operating results. We may use these funds to expand our business, including increasing our sales and marketing activities, increasing our product development, possible future acquisitions and for general corporate purposes, including working capital. We will have considerable discretion in the application of the net proceeds of this offering to these uses. The net proceeds may be used for corporate purposes that do not increase our profitability or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. The timing of our use of the net proceeds will depend on a number of factors, including the amount and timing of our future cash flows.

SIGNIFICANT FLUCTUATION IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES CLASS ACTION CLAIMS AGAINST US.

     Significant price and volume fluctuations have occurred with respect to the securities of Internet-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company's securities, class action litigation has often been pursued against companies. If such litigation were pursued against us, it could result in substantial costs and a diversion of our management's attention and resources.

SHARES ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT STOCK PRICE IN THE
FUTURE.

     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales may occur, could materially affect prevailing market prices of our common stock and our ability to raise equity capital in the future. A substantial amount of our common stock will be eligible for sale in the public market after this offering.

     Upon completion of this offering, we will have outstanding an aggregate of shares of our common stock, excluding shares to be issued in connection with our proposed acquisition of Bidder's Edge, assuming no exercise of the underwriters' over-allotment option and assuming no exercise of outstanding
options. Of these shares, the        shares sold in this offering will be freely
tradable without restriction or registration under the Securities Act, unless such shares are purchased by our affiliates. The remaining 27,734,844 shares of common stock are held by existing stockholders. These shares, as well as any shares sold in this offering that are purchased by one of our affiliates, are restricted securities that may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act. These shares of restricted securities may be eligible for sale in the public market in accordance with the requirements of Rule 144. In addition, the letter of intent provides for the issuance of 8,941,307 shares of restricted securities in connection with our acquisition of Bidder's Edge. The holders of these shares will be entitled to rights with respect to the registration of these shares under the Securities Act. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     Upon completion of this offering, the holders of 20,243,681 shares of our common stock and the holder of 196,257 shares of our common stock issuable upon the exercise of warrants, or their transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. After such a registration, these shares become freely tradable without restriction under the Securities Act.

NEW INVESTORS IN OPENSITE WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The initial public offering price is expected to be substantially higher than the net tangible book value of each outstanding share of common stock. If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value per share in the amount of
$          . There is also a large number of outstanding stock options to purchase our common stock with exercise prices significantly below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD MAKE AN ACQUISITION BY A THIRD PARTY MORE DIFFICULT.

     Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. Even in the absence of a takeover attempt, these could adversely affect the market price of our common stock. These provisions include:

          STOCKHOLDER PROPOSALS. Our stockholders must follow an advance notification procedure for stockholder nominations of candidates for our board of directors and for other business to be conducted at any stockholders' meeting. These requirements could inhibit a change of control.

          SUPERMAJORITY VOTING. Our certificate of incorporation and bylaws provide that a director may be removed from office only with cause by the affirmative vote of at least 75% of all shares voting on the removal. In addition, the provisions of our certificate of incorporation that relate to the election and removal of directors and the prohibition on the calling of special meetings by stockholders and actions by stockholders by written consent may only be amended by a vote of 75% of our outstanding shares of voting stock. Our bylaws may only be amended by our board of directors or by 75% of our outstanding shares of voting stock.

          PREFERRED STOCK. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock having such rights as may be designated by our board of directors, without stockholder approval. An issuance of preferred stock could inhibit a change in control.

          DELAWARE ANTITAKEOVER STATUTE. Delaware law restricts business combinations with interested stockholders upon their acquiring 15% or more of our common stock. This law may have the effect of inhibiting a non-negotiated merger or other business combination.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE.

     The market for Internet-related and technology companies has been highly volatile in the past. Accordingly, the market price of our common stock is likely to be highly volatile. You may not be able to resell your shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. We cannot assure you that our stock will trade at the same levels as other Internet stocks or that Internet stocks in general will sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     - actual or anticipated variations in quarterly operating results;

     - announcements of technological innovations;

     - introduction of competing products or services;

     - changes in financial estimates by securities analysts or our failure to meet analysts' performance expectations;

     - conditions or trends in the Internet industry;

     - changes in the market valuations of other Internet companies;

     - announcements by us or our competitors of significant acquisitions or joint ventures;

     - capital commitments;

     - additions or departures of key personnel; and

     - sales of our common stock.

     Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include statements concerning:

     - our business strategy;

     - liquidity and capital expenditures;

     - use of proceeds of the offering;

     - future sources of revenues and revenue mix;

     - future profitability;

     - development and expansion of our products and services;

     - trends in Internet activity generally and trends in online auctions, dynamic pricing and dynamic commerce in particular;

     - development of BidStream.com;

     - development of indirect sales channels and strategic alliances;

     - expansion of international operations;

     - trends in acceptance of dynamic pricing methods;

     - trends in government regulation;

     - proposed acquisition of Bidder's Edge;

     - impact and integration of acquisitions; and

     - payment of dividends.

     You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the                shares of common stock
in this offering are estimated to be approximately $          . Our net proceeds
are estimated to be approximately $          if the underwriters exercise their
over-allotment option in full. These estimates have been made assuming an
initial public offering price of $     per share and after deducting estimated
underwriting discounts and commissions and estimated expenses payable by us in connection with this offering.

     The principal purposes of this offering are to increase our working capital, create a public market for our stock and facilitate our future access to the public capital markets. We have no specific plans for the net proceeds of this offering other than for general corporate purposes and working capital. Our use of these net proceeds will be in the discretion of our management. We may, for example, use a portion of the net proceeds to acquire complementary technologies or businesses. However, except for our proposed acquisition of Bidder's Edge, we have no specific agreements, commitments or understandings with respect to any acquisitions. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering primarily in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

     We do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. Our board of directors has broad discretion as to whether to pay dividends. Any determination whether to pay dividends will depend on a number of factors, including our results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

     The following table sets forth the capitalization of OpenSite as of December 31, 1999:

     - on an actual basis;

     - on a pro forma basis giving effect to: (1) the proposed acquisition of Bidder's Edge as if the transaction had been consummated as of December 31, 1999 and accounted for as a pooling-of-interests and (2) the conversion of all outstanding shares of mandatorily redeemable preferred stock into common stock; and

     - on a pro forma as adjusted basis to reflect the sale of
       shares of common stock offered at an assumed initial public offering
       price of $     per share, after deducting estimated underwriting
       discounts and commissions and estimated offering expenses payable by us. This information should be read in conjunction with our financial statements and accompanying notes appearing elsewhere in this prospectus.

     The amounts below exclude 3,500,000 shares of common stock presently reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 1,813,622 shares were outstanding as of December 31, 1999 at a weighted average exercise price of $3.14 per share. The amounts below also exclude 196,257 shares of common stock subject to warrants outstanding as of December 31, 1999 at an exercise price of $0.21 per share.

                                                                                DECEMBER 31, 1999
                                                            ----------------------------------------------------------
                                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                                          PRO FORMA AS
                                                             ACTUAL               PRO FORMA                 ADJUSTED
                                                             ------               ---------               ------------
                                                                                 (UNAUDITED)              (UNAUDITED)
Mandatorily redeemable preferred stock, $.01 par value,
  21,175,439 shares authorized:
  Series A -- 3,243,681 shares issued and outstanding
    actual, none issued and outstanding pro forma and pro
    forma as adjusted.....................................  $ 23,769               $    --
  Series B -- 5,000,000 shares issued and outstanding
    actual, none issued and outstanding pro forma and pro
    forma as adjusted.....................................    30,140                    --
  Series C -- 12,000,000 shares issued and outstanding
    actual, none issued and outstanding pro forma and pro
    forma as adjusted.....................................    26,550                    --
                                                            --------               -------                    ----
  Total mandatorily redeemable preferred stock............    80,459                    --
                                                            --------               -------                    ----
Stockholders' equity (deficit):
  Common stock, $.01 par value, 75,000,000 shares
    authorized, 9,354,678 shares issued and
    outstanding actual; 36,676,151 shares issued
    and outstanding pro forma; and
    shares issued and outstanding pro forma
    as adjusted...........................................        94                   367
  Additional paid-in capital..............................        --                88,341
  Deferred compensation...................................       (94)                 (245)
  Treasury stock at cost, 1,863,515 shares actual, no
    shares pro forma and pro forma as adjusted............    (2,795)                   --
  Accumulated other comprehensive income..................        (1)                   (1)
  Accumulated deficit.....................................   (67,637)              (71,696)
  Notes receivable from stockholders......................       (79)                  (79)
                                                            --------               -------                    ----
  Total stockholders' equity (deficit)....................   (70,512)               16,687
                                                            --------               -------                    ----
Total capitalization......................................  $  9,947               $16,687
                                                            ========               =======                    ====

                                    DILUTION

     As of December 31, 1999, the pro forma net tangible book value of OpenSite was approximately $9.9 million, or $0.36 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all mandatorily redeemable
securities. After giving effect to the sale of           shares of common stock
in this offering at an assumed initial public offering price of $          per
share and the receipt of the estimated net proceeds, the pro forma net tangible book value of OpenSite at December 31, 1999, would have been approximately
$          , or $          per share of common stock. This represents an
immediate increase in net tangible book value of $          per share to
existing stockholders and an immediate decrease in net tangible book value of
$          per share to new investors. The following table illustrates this unaudited per share dilution to new investors:

Assumed initial public offering price per share.............           $--
  Pro forma net tangible book value per share at December
     31, 1999...............................................  $0.36
  Increase attributable to the offering.....................     --
Pro forma adjusted net tangible book value per share after
  the offering..............................................            --
Net tangible book value dilution per share to new investors
  in the offering...........................................           $
                                                                       ===

     The following table summarizes, as of December 31, 1999, on the pro forma basis described above, the total number of shares sold by us, the consideration paid to us for those shares and the average price per share paid by the existing
stockholders and by new investors purchasing           shares of common stock in
the offering at an assumed initial public offering price of $     per share
before deducting the estimated underwriting discounts and commissions and offering expenses:

                                  SHARES PURCHASED        TOTAL CONSIDERATION
                               ----------------------    ----------------------    AVERAGE PRICE
                                 NUMBER       PERCENT      AMOUNT       PERCENT      PER SHARE
                                 ------       -------      ------       -------    -------------
Existing stockholders(1).....   27,734,844               $24,603,188                 $   0.89
New investors................                            $                           $
                                                         -----------                 --------
     Total...................                      %     $                   %       $
                               ===========      ===      ===========      ===        ========

---------------
(1) The consideration received from existing stockholders excludes accretion on mandatory redeemable convertible securities of $53,488,191. The number of shares purchased excludes shares held in treasury.

     Assuming full exercise of the underwriters' over-allotment option, the
percentage of shares held by existing stockholders would be      % of the total
number of shares of common stock to be outstanding after the offering, and the number of shares held by new stockholders would be increased to
shares, or      % of the total number of shares of common stock to be
outstanding after the offering.

     These computations are based on the number of shares of common stock outstanding as of December 31, 1999 and exclude:

          - 3,500,000 shares of common stock presently reserved for issuance upon exercise of options granted under our stock option plan, of which options to purchase 1,813,622 shares were outstanding as of December 31, 1999 at exercise prices ranging from $0.08 to $5.24 per share and a weighted average exercise price of $3.14 per share;

          - 196,257 shares of common stock presently reserved for issuance upon exercise of warrants outstanding as of December 31, 1999 at an exercise price of $0.21 per share; and

          - any shares that may be issued in connection with our proposed acquisition of Bidder's Edge.

     The exercise of options and warrants will have the effect of increasing the net tangible book value dilution of new investors in this offering.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data set forth below should be read in conjunction with the combined pro forma financial statements appearing elsewhere in this prospectus, our financial statements and accompanying notes appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, our financial statements, which have been audited by PricewaterhouseCoopers LLP and are included elsewhere in this prospectus. The statement of operations data for the period from inception to December 31, 1996 and the balance sheet data as of December 31, 1996 and 1997 have been derived from our audited financial statements which are not included in this prospectus. The historical results are not necessarily indicative of results to be expected in the future.

     The pro forma statement of operations for the year ended December 31, 1999 gives effect to our proposed acquisition of Bidder's Edge as if such transaction had been consummated on January 1, 1999 using the pooling-of-interests method of accounting. This pro forma statement of operations is presented for illustrative purposes only and is not necessarily indicative of what our actual results of operations would have been had this transaction been consummated on January 1, 1999, or of our future results of operations. The pro forma balance sheet data gives effect to the proposed acquisition of Bidder's Edge as if the transaction had been consummated as of December 31, 1999 and accounted for as a pooling-of-interests and the conversion of all outstanding shares of mandatorily redeemable preferred stock into common stock. The pro forma as adjusted balance
sheet data is adjusted to give effect to our sale of        shares of common
stock offered at an assumed initial public offering price of $     per share,
and the receipt of the estimated net proceeds from the sale.

                                             PERIOD FROM
                                              INCEPTION                 YEAR ENDED DECEMBER 31,
                                           (JULY 24, 1996)     ------------------------------------------
                                           TO DECEMBER 31,                                    PRO FORMA
                                                 1996           1997     1998       1999         1999
                                          ------------------    ----     ----       ----     ------------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.....................        $   11         $  177   $ 1,072   $  6,437     $  6,437
  Services and other....................             1            163       209      1,441        1,441
                                                ------         ------   -------   --------     --------
     Total revenue......................            12            340     1,281      7,878        7,878
Cost of revenue:
  Cost of software licenses.............            --              9        18        456          456
  Cost of services and other............             1             19       131      1,407        1,407
                                                ------         ------   -------   --------     --------
     Total cost of revenue..............             1             28       149      1,863        1,863
                                                ------         ------   -------   --------     --------
Gross Profit............................            11            312     1,132      6,015        6,015
                                                ------         ------   -------   --------     --------
Operating expense:
  Sales and marketing...................            --             43     1,918     10,629       11,589
  Product development...................            --            105       695      2,980        4,375
  General and administrative............            11             36       923      5,210        6,016
                                                ------         ------   -------   --------     --------
     Total operating expense............            11            184     3,536     18,819       21,980
                                                ------         ------   -------   --------     --------
Operating income (loss).................             0            128    (2,404)   (12,804)     (15,965)
Interest income, net....................            --              2        43        599          759
                                                ------         ------   -------   --------     --------
Net income (loss).......................             0            130    (2,361)   (12,205)     (15,206)
Distributions to preferred
  stockholders..........................            --             --       (39)        --           --
Accretion of preferred stock............            --             --      (325)   (53,164)          --
                                                ------         ------   -------   --------     --------
Net income (loss) available to common
  stockholders..........................        $    0         $  130   $(2,725)  $(65,369)    $(15,206)
                                                ======         ======   =======   ========     ========
Basic and diluted net income (loss)
  available to common stockholders per
  common share..........................        $ 0.00         $ 0.02   $ (0.32)  $  (8.34)    $  (0.46)
                                                ------         ------   -------   --------     --------
Shares used in computing basic and
  diluted net income (loss) per share...         7,516          8,143     8,623      7,838       32,882
                                                ------         ------   -------   --------     --------

                                                             DECEMBER 31,
                                    ---------------------------------------------------------------
                                                                                         PRO FORMA
                                                                          PRO FORMA     AS ADJUSTED
                                    1996   1997     1998       1999         1999           1999
                                    ----   ----     ----       ----       ---------     -----------
                                                                         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents and
  investments.....................  $  1   $151    $2,276    $ 10,599      $17,365
Working capital (deficit).........    (1)   141     1,780       8,322       14,064
Total assets......................    (2)   210     3,070      14,948       22,756
Long-term debt and capital lease
  obligations, net of current
  portion.........................    --     17        43          --           --
Mandatorily redeemable convertible
  preferred stock.................    --     --     4,818      80,459           --
Total stockholders' equity
  (deficit).......................    --    159    (2,707)    (70,512)      16,687

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and accompanying notes which appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     OpenSite provides a full line of online auctions and other dynamic pricing software solutions. We commenced operations and introduced our first auction software product in 1996. By having delivered over 600 licensed and outsourced auction solutions to customers, we believe we have provided more solutions than any other auction software or services provider. We provide a variety of cost-effective software and services that enable businesses to create branded, Internet-based business-to-business and business-to-consumer auctions and other dynamic pricing solutions on their own Web sites. Our products and services automate the process of installing, running and maintaining real-time Internet auctions within the dynamic commerce-pricing environment. We offer licenses, services and comprehensive outsourcing solutions to a full range of small, medium and large businesses. OpenSite brings together buyers and sellers, helping businesses establish sales channels, manage inventory, attract customers, introduce new products and strengthen customer and other business relationships.

     The OpenSite Auction family of software products enables businesses of all sizes to set up and conduct auctions on the Internet and provides them with the ability to gain more sophisticated functionality as they grow. The AuctionNow software product enables commercial Internet Service Providers, Application Service Providers and Internet portals to host multiple online auctions that can be rented to their customers. The Dynamic Pricing Toolkit product provides a set of programmer's tools for building highly customizable auction sites that can be integrated with other enterprise applications. We have historically sold our software directly to our customers, but are increasing the proportion that is sold through resellers and systems integrators. We also provide related consulting, education and technical support services. Additionally, we act as an Application Service Provider through our OpenSite Concierge service, which allows our customers to outsource completely to us the process of running Internet auctions, including development, deployment, maintenance and hosting. In addition, BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. While we have derived minimal revenue from BidStream.com, we anticipate it will contribute a growing portion of revenue in the future. As of December 31, 1999, we had 107 full-time employees.

     OpenSite's revenue is currently derived primarily from software license fees and support and maintenance fees. Historically, our direct sales force generated the predominant portion of our software license revenue and support and maintenance revenue. However, with the initiation of sales through resellers in late 1998, approximately 15% of our revenue in 1999 resulted from sales generated by our resellers. We expect that sales through resellers will increase as a percentage of sales in 2000. Our resellers do not maintain an inventory of our software.

     While software license revenue and support and maintenance revenue will continue to be the majority of our revenue for the next 12 to 24 months, in future years we expect to generate an increasing portion of our revenue from services and recurring revenue streams such as BidStream.com, distributor and transaction fees from our alliance partners, and our outsourcing solution, OpenSite Concierge. Revenue from BidStream.com will consist of advertising and sponsorship fees, fees charged to participating auction sites and other fees associated with enabling transactions and building community and interaction among businesses and consumers. We expect that BidStream.com will begin to generate advertising fees and participation fees during 2000. Our OpenSite Concierge service began generating fees in the second quarter of 1999 consisting of monthly service fees for auction site creation, hosting and administration services. Service fees consist primarily of one-time setup fees, fixed monthly charges and to a lesser extent revenue sharing arrangements.

     Our revenue grew significantly in 1999. Software license revenue has increased from $921,000 for the first quarter of 1999 to $2.5 million for the fourth quarter of 1999, representing a 169% increase. Services and other revenue has increased from $129,000 for the first quarter of 1999 to $678,000 for the fourth quarter of 1999, representing a 425% increase.

     Transition of our product development efforts from our Buffalo, New York office to our Durham, North Carolina headquarters was completed on November 30, 1999. In connection with this closing of the Buffalo, New York office, we incurred a charge of approximately $373,000 during 1999, primarily relating to severance and other compensation expense.

     In December 1999, we entered into an agreement with Excite@Home to jointly create an auction network through their business-to-business sites, Work.com and Excitestorebuilder.com. Under the agreement, Excite@Home will offer and distribute auction and dynamic pricing functionality to its visitors through its business-to-business sites using our AuctionNow software. We will also produce co-branded BidStream.com Web sites. Benefits from the alliance consist of multi-year technology license fees from Excite@Home, recurring auction application fees from Excite@Home customers, advertising fees from the auction network and co-branded pages, as well as aggregation of Excite@Home's customers' auction items into BidStream.com. OpenSite and Excite@Home will share recurring application service fees from Excite@Home and advertising revenue from the auction network and the co-branded pages. We will receive 75% of advertising revenue until we receive at least $2 million in total revenue from this relationship. Thereafter, we will receive 50% of such revenue. As part of this relationship, we have also agreed to purchase at least $4 million in advertising and services from Excite@Home prior to March 31, 2001, an additional $5 million in advertising and services prior to March 31, 2002, and an additional $6 million in advertising and services prior to March 31, 2003. However, subject to specified exceptions, we will not be obligated to purchase advertising after March 31, 2002 unless we have received by that time at least $5 million in payments from the above-mentioned revenue sources.

     Software license revenue is generated through the licensing of our software products to end users, directly and through resellers. We offer a variety of levels of our OpenSite software products with increasingly sophisticated functionality. The current base list prices for our auction solution products range from $5,000 to $250,000 based on the complexity of solution and customer requirements. We expect that these prices may increase as we further penetrate the large business market and expand our product and service offerings. Software license revenue is recognized upon shipment of the software product and fulfillment of the acceptance terms, if any. In instances where the support and maintenance fee and the license fee are included in the same sales arrangement, the support and maintenance revenue is unbundled in an amount that equals the charge for support and maintenance when support and maintenance services are sold separately from the software license. The remaining portion of the revenue for the sale is recognized as software license revenue as discussed above.

     Services and other revenue include our outsourcing service, OpenSite Concierge, business relationship fees, support and maintenance, consulting and education services. Support and maintenance services are generally provided over a twelve month period in accordance with our support and maintenance agreements. The annual fees for support and maintenance services vary from $1,000 to $50,000 based on the level of the software product sold and the level of support selected. OpenSite Concierge and business relationship fees are recognized as services are performed. Support and maintenance fees initially are deferred and recognized ratably over the period of the support and maintenance agreement. Revenue from consulting and education services is charged on a time and materials basis and is recognized as the services are provided.

     Cost of software license revenue consists primarily of personnel costs related to downloading software to our customers' Web sites and costs of product media and manuals. Cost of services and other revenue consists primarily of outsourcing services, costs of consulting and customer support and maintenance, including personnel, travel and occupancy and maintenance of the BidStream.com Web site.

     Sales and marketing expense consists primarily of compensation for sales and marketing personnel, advertising, trade shows and other promotional costs and, to a lesser extent, fees for outside professional advisors and overhead costs.

     Product development expense consists primarily of compensation for product development staff and overhead costs.

     General and administrative expense consists primarily of compensation for personnel, facility and other overhead costs and, to a lesser extent, fees for outside professional advisors.

     Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has substantially coincided. Therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs and charged all such costs to product development expense in the period incurred.

     Web site development costs have been accounted for in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Software Developed or Obtained for Internal Use." This standard was adopted effective January 1, 1999. To date, the costs of developing and maintaining the Company's Web site has been insignificant and, therefore, all amounts incurred in developing and maintaining the Web site have been expensed as incurred to product development expense.

RESULTS OF OPERATIONS

     The following table sets forth our historical operating information as a percentage of total revenue for the periods indicated.

                                                              YEAR ENDED DECEMBER
                                                                      31,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software licenses.........................................   52%      84%     82%
  Services and other........................................   48       16      18
                                                              ---     ----    ----
     Total revenue..........................................  100      100     100
                                                              ---     ----    ----
Cost of revenue:
  Cost of software licenses.................................    3        1       6
  Cost of services and other................................    5       10      18
                                                              ---     ----    ----
     Total cost of revenue..................................    8       11      24
                                                              ---     ----    ----
Gross Profit................................................   92       89      76
                                                              ---     ----    ----
Operating Expense:
  Sales and marketing.......................................   13      150     135
  Product development.......................................   31       54      38
  General and administrative................................   10       72      66
                                                              ---     ----    ----
Total operating expense.....................................   54      276     239
                                                              ---     ----    ----
Operating income (loss).....................................   38     (187)   (163)
Interest, net...............................................   --        3       8
                                                              ---     ----    ----
Net income (loss)...........................................   38%    (184)%  (155)%
                                                              ===     ====    ====

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

  REVENUE

     Total revenue increased by 515% to $7.9 million in the year ended December 31, 1999 from $1.3 million in the year ended December 31, 1998.

     Software license revenue increased by 500% to $6.4 million in the year ended December 31, 1999 from $1.1 million in the year ended December 31, 1998. The number of software licenses sold increased to 386 in the year ended December 31, 1999 from 106 in the year ended December 31, 1998. As a percentage of total revenue, software license revenue decreased to 82% in the year ended December 31, 1999 from 84% in the year ended December 31, 1998. The increased sale of licenses was a result of our increased sales and marketing efforts combined with the market acceptance and popularity of auctions and dynamic pricing on the Internet.

     Services and other revenue increased by 591% to $1.4 million in the year ended December 31, 1999 from $208,000 in the year ended December 31, 1998. This increase was due primarily to the support and maintenance associated with higher license volumes and our OpenSite Concierge service, which began generating revenues in the second quarter of 1999. As a percentage of total revenue, services and other revenue increased to 18% in the year ended December 31, 1999 from 16% in the year ended December 31, 1998. The dollar increase was primarily driven as a result of the increase in license sales to 386 in the year ended December 31, 1999 from 106 in the year ended December 31, 1998. Secondarily, the dollar increase and higher services mix was driven by the introduction of our outsourcing solution during April 1999, which accounted for 22%, or $319,000 of the services revenue in the year ended December 31, 1999.

  COST OF REVENUE

     Cost of software license revenue increased by 2,500% to $456,000 in the year ended December 31, 1999 as compared to $18,000 in the year ended December 31, 1998. As a percentage of software license revenue, cost of software license revenue increased to 7% in the year ended December 31, 1999 from 2% in the year ended December 31, 1998. Cost of software license increased primarily as the result of the increase in software licensing activity and royalties associated with encryption and transaction processing components licensed by us and included with our software. The increase in the royalties associated with this embedded software is the primary reason for the increase in the cost of software license revenue as a percentage of software license revenue.

     Cost of services and other revenue increased by 974% to $1.4 million in the year ended December 31, 1999 from $131,000 in the year ended December 31, 1998. As a percentage of services and other revenue, cost of services and other revenue increased to 98% in the year ended December 31, 1999 from 63% in the year ended December 31, 1998. These increases resulted primarily from the increase in the number of employees providing support and maintenance to 24 at December 31, 1999 from five at December 31, 1998. Cost of services and other revenue increased at a greater rate than services and other revenue as we expanded the infrastructure for OpenSite Concierge and continued the expansion of our support and maintenance group in advance of recognizing corresponding services and other revenue.

  SALES AND MARKETING

     Sales and marketing expense increased by 454% to $10.6 million in the year ended December 31, 1999 from $1.9 million in the year ended December 31, 1998. As a percentage of total revenue, sales and marketing expense decreased to 135% in the year ended December 31, 1999 from 150% in the year ended December 31, 1998. Sales and marketing expense increased by $8.7 million primarily as a result of increases in expenditures for promotion of OpenSite's brand, growth of our global sales force and support of general marketing of our products and services. Sales and marketing employees increased to 44 at December 31, 1999 from 15 at December 31, 1998.

  PRODUCT DEVELOPMENT

     We expense product development costs as they are incurred. Product development expense increased by 329% to $3.0 million in the year ended December 31, 1999 from $695,000 in the year ended December 31, 1998. As a percentage of total revenue, product development expense decreased to 38% in the year ended December 31, 1999 from 54% in the year ended December 31, 1998. Product development expense increased primarily as a result of the number of employees in the product development group increasing to 36 through November 30, 1999 from 20 at December 31, 1998. We reduced headcount by 13 in December 1999 primarily due to the consolidation of our Buffalo office into our North Carolina office.

  GENERAL AND ADMINISTRATIVE

     General and administrative expense increased by 465% to $5.2 million in the year ended December 31, 1999 from $923,000 in the year ended December 31, 1998. As a percentage of total revenue, general and administrative expense decreased to 66% in the year ended December 31, 1999 from 72% in the year ended December 31, 1998. General and administrative expense increased as a result of the number of general and administrative employees increasing to 16 at December 31, 1999 from 10 at December 31, 1998, recognition of $1.0 million of costs as a result of a delay in our initial public offering, recognition of expense of approximately $373,000 related to the closing of the Buffalo office, and expense of $269,000 related to a put feature of the redeemable common stock warrant, as described in Note 10 to the accompanying Notes to Financial Statements, in the year ended December 31, 1999. The increase in the number of general and administrative personnel was a result of the addition of new members to the management team during the second half of 1998 and early 1999 as well as development of an administrative infrastructure to support our growth.

  INTEREST INCOME, NET

     Interest income, net of interest expense, increased by 1,295% to $599,000 in the year ended December 31, 1999 from $43,000 in the year ended December 31, 1998. As a percentage of total revenue, interest income, net of interest expense, increased to 8% in the year ended December 31, 1999 from 3% in the year ended December 31, 1998. The increases were a result of the interest income generated by our increased cash and cash equivalents resulting from the sale of our mandatorily redeemable preferred stock during the fourth quarter of 1998 and the first and second quarters of 1999. Interest expense was insignificant in both periods.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  REVENUE

     Total revenue increased by 277% to $1.3 million in the year ended December 31, 1998 from $340,000 in the year ended December 31, 1997.

     Software license revenue increased by 505% to $1.1 million in the year ended December 31, 1998 from $177,000 in the year ended December 31, 1997. As a percentage of total revenue, software license revenue increased to 84% in the year ended December 31, 1998 from 52% in the year ended December 31, 1997. The number of software licenses sold increased to 106 in the year ended December 31, 1998 from 82 in the year ended December 31, 1997. These increases were a result of our increased sales and marketing efforts combined with the market acceptance and popularity of Internet auctions.

     Services and other revenue increased by 28% to $209,000 in the year ended December 31, 1998 from $162,000 in the year ended December 31, 1997. As a percentage of total revenue, services and other revenue decreased to 16% in the year ended December 31, 1998 from 48% in the year ended December 31, 1997. The dollar increase was a result of the licensed software customers increasing to 200 at December 31, 1998 from 82 at December 31, 1997. The decrease as a percentage of total revenue was a result of the significant increase in software license revenue in the year ended December 31, 1998.

  COST OF REVENUE

     Cost of software license revenue increased by 95% to $18,000 in the year ended December 31, 1998 from $9,000 in the year ended December 31, 1997. As a percentage of software license revenue, cost of software license revenue decreased to 2% in the year ended December 31, 1998 from 5% in the year ended December 31, 1997. The dollar increase resulted primarily from the increase in software licensing activity. This decrease as a percentage of total revenue resulted primarily from the significant increase in total revenue in the year ended December 31, 1998.

     Cost of services and other revenue increased by 589% to $131,000 in the year ended December 31, 1998 from $19,000 in the year ended December 31, 1997. As a percentage of services and other revenue, cost of services and other revenue increased to 63% in the year ended December 31, 1998 from 12% in the year ended December 31, 1997. These increases were primarily a result of increasing the number of employees providing support and maintenance to five at December 31, 1998 from two at December 31, 1997.

  SALES AND MARKETING

     Sales and marketing expense increased by 4,304% to $1.9 million in the year ended December 31, 1998 from $44,000 in the year ended December 31, 1997. As a percentage of total revenue, sales and marketing expense increased to 150% in the year ended December 31, 1998 from 13% in the year ended December 31, 1997. These increases resulted primarily from the number of sales and marketing employees increasing to 15 at December 31, 1998 from two at December 31, 1997, as well as increased expenditures as part of our marketing and advertising efforts.

  PRODUCT DEVELOPMENT

     Product development expense increased by 562% to $695,000 in the year ended December 31, 1998 from $105,000 in the year ended December 31, 1997. As a percentage of total revenue, product development expense increased to 54% in the year ended December 31, 1998 from 31% in the year ended December 31, 1997. Product development expense increased primarily as a result of the number of employees in the product development group increasing to 20 at December 31, 1998 from three at December 31, 1997. The increase in the number of product development employees was primarily the result of hiring additional software engineers and quality assurance personnel to support our additional product development and testing activities.

  GENERAL AND ADMINISTRATIVE

     General and administrative expense increased by 2,491% to $923,000 in the year ended December 31, 1998 from $36,000 in the year ended December 31, 1997. As a percentage of total revenue, general and administrative expense increased to 72% in the year ended December 31, 1998 from 10% in the year ended December 31, 1997. General and administrative expense increased primarily as a result of the number of general and administrative employees increasing to seven at December 31, 1998 from two at December 31, 1997. This increase in the number of administrative personnel is a result of the addition of new members to the management team during the second half of 1998 as well as development of an administrative infrastructure to support our growth.

  INTEREST INCOME, NET

     Interest income, net of interest expense, increased by 1,738% to $43,000 in the year ended December 31, 1998 from $2,000 in the year ended December 31, 1997. As a percentage of total revenue, interest income, net of interest expense, increased to 3% in the year ended December 31, 1998 from a negligible percentage in the year ended December 31, 1997. This increase was a result of the interest income generated by our increased cash and cash equivalents on hand resulting from the sale of mandatorily redeemable preferred stock in the year ended December 31, 1998. Interest expense was immaterial during both periods.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited quarterly operating results for each of the eight quarters in the two year period ended December 31, 1999, as well as results expressed as a percentage of total revenue for the periods indicated. This information has been derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with financial statements and accompanying notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                            THREE MONTHS ENDED
                                                              (IN THOUSANDS)
                          ---------------------------------------------------------------------------------------
                          MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                            1998       1998       1998        1998       1999       1999       1999        1999
                          --------   --------   ---------   --------   --------   --------   ---------   --------
Revenue:
Software licenses.......    $179       $321      $  177     $   396    $   921    $ 1,313     $ 1,729    $ 2,475
Services and other......      38         46          48          76        129        223         410        678
                            ----       ----      ------     -------    -------    -------     -------    -------
Total revenue...........     217        367         225         472      1,050      1,536       2,139      3,153
                            ----       ----      ------     -------    -------    -------     -------    -------
Cost of revenue:
Cost of software
  license...............       3          4           3           8          8         74         116        258
Cost of services and
  other.................       5         14          36          76        158        274         467        508
                            ----       ----      ------     -------    -------    -------     -------    -------
Total cost of revenue...       8         18          39          84        166        348         583        766
                            ----       ----      ------     -------    -------    -------     -------    -------
Gross profit............     209        349         186         388        884      1,188       1,556      2,387
Operating expense:
Sales and marketing.....      62        147         679       1,030      1,052      2,376       2,808      4,393
Product development.....      56        116         223         300        534        776         778        892
General and
  administrative........      97        148         158         520        810        941       1,518      1,941
                            ----       ----      ------     -------    -------    -------     -------    -------
Total operating
  expense...............     215        411       1,060       1,850      2,396      4,093       5,104      7,226
                            ----       ----      ------     -------    -------    -------     -------    -------
Operating income
  (loss)................      (6)       (62)       (874)     (1,462)    (1,512)    (2,905)     (3,548)    (4,839)
Interest income, net....       5          4           1          33         18        223         217        141
                            ----       ----      ------     -------    -------    -------     -------    -------
Net income (loss).......    $ (1)      $(58)     $ (873)    $(1,429)   $(1,494)   $(2,682)    $(3,331)   $(4,698)
                            ====       ====      ======     =======    =======    =======     =======    =======

                                                                 THREE MONTHS ENDED
                               ---------------------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                 1998       1998       1998        1998       1999       1999       1999        1999
                               --------   --------   ---------   --------   --------   --------   ---------   --------
AS A PERCENTAGE OF TOTAL
  REVENUE:
Revenue:
Software licenses............     82%        87%         79%         84%        88%        85%        81%         79%
Services and other...........     18         13          21          16         12         15         19          21
                                 ---        ---        ----        ----       ----       ----       ----        ----
Total revenue................    100        100         100         100        100        100        100         100
                                 ---        ---        ----        ----       ----       ----       ----        ----
Cost of revenue:
Cost of software license.....      2          1           1           2          1          5          5           8
Cost of services and other...      2          4          16          16         15         18         22          16
                                 ---        ---        ----        ----       ----       ----       ----        ----
Total cost of revenue........      4          5          17          18         16         23         27          24
                                 ---        ---        ----        ----       ----       ----       ----        ----
Gross profit.................     96         95          83          82         84         77         73          76
                                 ---        ---        ----        ----       ----       ----       ----        ----
Operating expense:
Sales and marketing..........     28         40         302         218        100        155        131         139
Product development..........     26         32          99          64         51         50         37          28
General and administrative...     45         40          70         110         77         61         71          62
                                 ---        ---        ----        ----       ----       ----       ----        ----
Total operating expense......     99        112         471         392        228        266        239         229
                                 ---        ---        ----        ----       ----       ----       ----        ----
Operating income (loss)......     (3)       (17)       (388)       (310)      (144)      (189)      (166)       (153)
Interest income, net.........      2          1           0           7          2         14         10           4
                                 ---        ---        ----        ----       ----       ----       ----        ----
Net income (loss)............     (1)%      (16)%      (388)%      (303)%     (142)%     (175)%     (156)%      (149)%
                                 ===        ===        ====        ====       ====       ====       ====        ====

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations using proceeds from the issuance of preferred stock to private equity investors. To date, we have received $28.2 million in proceeds, net of issuance costs, from issuances of preferred stock. At December 31, 1999, our primary source of liquidity was $10.6 million in cash and cash equivalents.

     Net cash provided by operating activities was $160,000 in the year ended December 31, 1997. Net cash used in operating activities was $1.8 million and $9.7 million in the years ended December 31, 1998 and 1999, respectively.

     Net cash used in investing activities was $39,000, $388,000 and $1.1 million for the years ended December 31, 1997, 1998 and 1999, respectively. The cash used in investing activities was primarily for purchases of software for customer call support, computer equipment and office furniture. The increase in cash used in investing activities for the year ended December 31, 1999 was primarily due to the expansion of our office space in North Carolina.

     Net cash provided by financing activities was $30,000, $4.3 million and $19.1 million in the years ended December 31, 1997, 1998 and 1999, respectively. The 1998 and 1999 financing activities consisted primarily of issuances of preferred stock. In January 1998, we completed a private placement of Series A preferred stock, totaling 4,175,439 shares, resulting in gross proceeds of $600,000. In August and September 1998, we completed a private placement of 5,000,000 shares of Series B preferred stock, resulting in gross proceeds of $4.3 million. In March and April 1999, we completed a private placement of 12,000,000 shares of Series C preferred stock, resulting in gross proceeds of $24 million. The Series A preferred stock, Series B preferred stock and Series C preferred stock will be converted into shares of common stock automatically upon completion of this offering.

     We have experienced a substantial increase in our capital expenditures, which is consistent with our growth in operations and staffing. We anticipate that capital expenditures will continue to increase for the foreseeable future. Additionally, we will evaluate possible investments in our business, technology and products. We believe our existing liquidity and capital resources, and the proceeds resulting from the sale of common stock in this offering, will be sufficient to satisfy our cash requirements for the next 24 months assuming we are able to fully execute our business plan. These cash requirements are expected to consist primarily of the costs of developing and expanding our international operations in Japan, Europe, Latin America and Asia, expanding our sales and marketing departments in the United States and increasing advertising expenses. We also intend to invest in new products and new releases of existing products, as well as evaluate acquisition opportunities. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities or otherwise respond to competitive pressure would be significantly limited. There can be no assurance that we will be able to raise such funds on favorable terms or at all.

     The primary objective of our investment strategy is to preserve principal while maximizing the income we receive from investments without significantly increasing risk. To minimize this risk, to date we have maintained our portfolio of cash equivalents in short-term and overnight investments that are not subject to market risk as the interest paid on such investments fluctuates with the prevailing interest rates. All of our cash equivalents mature in less than one year. Our exposure to foreign currency exchange rate fluctuations is minimal as we do not have any revenues denominated in foreign currencies. Additionally, we have not engaged in any derivative or hedging transactions to date.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement requires companies to report information about operating segments in annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The required disclosures are effective for fiscal years beginning after December 15, 1997. Management has determined that OpenSite does not have any separately reportable operating segments as of December 31, 1998 or December 31, 1999.

     In March 1998, the AICPA issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance regarding when software developed or obtained for internal use should be capitalized. This statement is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material impact on our financial condition or results of operations.

     In December 1998, the AICPA issued Statement of Position No. 98-9, "Modification of Statement of Position No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Statement of Position No. 98-9 amended Statement of Position No. 97-2 to require recognition of revenue using the "residual method" in circumstances outlined in Statement of Position No. 97-2. Under the residual method, revenue is recognized as follows: (1) the total fair value of undelivered elements, as indicated by Vendor Specific Objective Evidence, is deferred and subsequently recognized in accordance with the relevant sections of Statement of Position No. 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. The adoption of Statement of Position No. 98-9 did not have a material impact on our financial condition or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities.

This statement is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. We intend to adopt this statement when required; however, it is not expected to have a material impact on our financial position or results of operations.

IMPACT OF YEAR 2000 COMPUTER ISSUES

     The year 2000 issue is the result of computer programs using two digits rather than four to define the applicable year without specifying the century. As a result, date-sensitive software could recognize a date of "00" as the year 1900 rather than the year 2000. Year 2000 issues have the potential to impact OpenSite both on an external basis in connection with the products and services we offer to end users, as well as on an internal basis as to our own operations and information technology systems. We also face risks relating to the potential year 2000 non-compliance with vendors that provide products and services to us.

     At and since January 1, 2000, year 2000 problems have not been significant and widespread computer failures have not materialized.

     OPENSITE PRODUCTS. We designed the most recent versions of our products to be year 2000 compliant. To date, year 2000 remediation efforts to our products were minor due to our awareness of year 2000 issues when our products were developed. Through the end of 1999 and into 2000, no significant problems have been detected as a result of this testing. Actual costs to date for testing and remediation of OpenSite software products have been less than $100,000. We will continue the process of testing our products in test environments intended to emulate a year 2000 environment related to February 29, 2000, or leap year and quarter ends.

     CONTINGENCY PLANNING. To date, we have not developed any formalized contingency plans to address the risk that our products, systems, customers, vendors or other third-parties may fail to be or become year 2000 compliant. To the extent that we identify third party or other year 2000 compliance issues that may not be capable of remediation on a timely basis, we will rapidly seek to develop contingency plans in order to minimize our risks.

                                    BUSINESS

OVERVIEW

     OpenSite enables online auctions and dynamic pricing solutions. By having delivered over 600 licensed and outsourced auction solutions to customers, we believe we have provided more solutions than any other auction software or services provider. We provide a variety of cost-effective software and services that enable businesses to create branded, Internet-based business-to-business and business-to-consumer auctions on their own Web sites. Our products and services automate the process of installing, running and maintaining real-time Internet auctions within the dynamic commerce environment. We offer licenses, services and comprehensive outsourcing solutions to a full range of small, medium and large businesses. By bringing together buyers and sellers, our products and services help businesses create new sales channels, manage inventory, attract new customers, introduce new products and strengthen customer and other business relationships. Our customers operate in a wide variety of industries, including retail, railroad, pharmaceutical, industrial equipment and media. In addition, our BidStream.com Web site, which was launched in April 1999, aggregates the content of OpenSite-powered auction Web sites and is designed to generate increased traffic to these Web sites, while providing Internet users with a central location from which to access the items put up for auction. BidStream.com also provides valuable customer profiling information for demand analysis. Currently, participation in BidStream.com is free to our customers, but we intend to charge a fee in the future.

     OpenSite and its products have received the following awards and recognition: "Best of Show" for Outstanding E-commerce Applications -- Fall Internet World 1999 and Fall Internet World 1998, "Software Company of the Year" -- North Carolina Electronics and Information Technologies Association, "Five Star Rating" -- Internet.com, "Analyst's Choice" -- PC Week magazine, "Products to Watch" -- Fortune Tech Buyers Guide, "Honorable Mention" -- Spring Internet Commerce Expo 1999 and "Best of Class" in Web-based Selling -- Fall Internet Commerce Expo 1998.

     To date, we have derived substantially all of our revenue from the sale of software products and related services. However, our business as a software developer has evolved since our inception in 1996. For example, we introduced our indirect sales channel in 1998 and BidStream.com and OpenSite Concierge in 1999. As of December 31, 1999, we had 107 full-time employees.

PROPOSED ACQUISITION OF BIDDER'S EDGE

     We have entered into a letter of intent to acquire Bidder's Edge, Inc., a leading auction portal with over 3 million page views per month that aggregates over 5 million items from over 150 auction sites. BiddersEdge.com is a scalable search engine that uses proprietary technology to create a single directory that conveniently categorizes auction items. It also offers auction users a suite of enhanced tools that facilitate auction tracking for multiple bids, historical pricing of auction items and automatic notification of item availability through email or instant messaging. BiddersEdge.com provides enhanced content, including news, information and featured items for bid, to over 300,000 unique monthly auction users. Additionally, BiddersEdge.com's large database of customer profiling and marketing information is a valuable resource not only for BiddersEdge.com but also for the operators of the sites it aggregates.

     If we complete our acquisition of Bidders Edge, we plan to incorporate our BidStream.com aggregated content into a combined BiddersEdge.com product offering. We expect BidStream.com to significantly enhance the business-to-business auction content of BiddersEdge.com and to accelerate its position as a provider of aggregated content for businesses. We expect this combined offering to increase the volume of bidders and sellers directed to OpenSite-powered auctions as well as other non-customer sites aggregated by BiddersEdge.com. We believe that this increased bidder and seller base in turn will make the deployment of an OpenSite-powered auction even more attractive to prospective customers. In addition, we intend to license the auction content of the BiddersEdge.com database to Internet Service Providers, portals and other business Web sites as a private label or branded outsourced offering. We believe that the acquisition of Bidder's Edge, if consummated, will accelerate the strength of our business model by significantly expanding the content, functionality, customer reach, time to market and market position of our products and services.

     Bidder's Edge is engaged in a lawsuit filed by eBay. The lawsuit alleges that Bidder's Edge cannot include auction content from eBay's Web site without its permission. Bidder's Edge has countersued making various antitrust and unfair business practice claims against eBay. While eBay has offered to license its content to Bidder's Edge, Bidder's Edge does not believe such a license is necessary or warranted. Bidder's Edge has informed us that it believes this lawsuit is without merit and intends to vigorously defend the matter. However, if eBay is successful on the merits, and if Bidder's Edge is unable to license online auction content from eBay, the online auction content Bidder's Edge aggregates will be reduced, which could have a material adverse effect on its revenues. However, while the person-to-person auction content represented by eBay is currently significant, the combination of BidStream.com with BiddersEdge.com will accelerate its focus on aggregating business-to-business and business-to-consumer online auction content.

     The letter of intent provides for the issuance of 8,941,307 shares of common stock in connection with this acquisition. As a result of this issuance, we expect Landmark Communications, Inc. to own more than five percent of our outstanding common stock. We have begun negotiations of a definitive acquisition agreement and expect to consummate this acquisition shortly following completion of this offering. However, we cannot be certain that we will consummate this acquisition.

INDUSTRY BACKGROUND

  GROWTH OF THE INTERNET AND THE RISE OF ELECTRONIC COMMERCE

     The Internet has rapidly emerged as an important medium for communicating, obtaining information and conducting commerce. International Data Corporation estimates that the number of Internet users making online purchases will grow from 31 million in 1998 to approximately 183 million in 2003. The Internet possesses unique and commercially powerful characteristics that differentiate it from traditional forms of media, including freedom from geographical or temporal limitations, real-time access to dynamic interactive content and instantaneous connections between businesses and consumers. Forrester Research estimates that business-to-business electronic commerce will be $2.7 trillion in 2004.

  EMERGENCE OF DYNAMIC PRICING

     Dynamic pricing, in which prices are determined by buyers and sellers on a transaction-by-transaction basis, has become more accepted as a form of electronic commerce. Dynamic commerce refers to the spectrum of online commerce, encompassing not only dynamic pricing, but also an entire range of dynamically determined elements of a transaction including such items as quantity, qualitative attributes and delivery terms. Certain characteristics of traditional commerce, such as multi-tiered distribution, costly product delivery requirements and limited ability to collect and process real-time pricing information, have led to fixed pricing as the dominant transactional format. The Internet, however, has enabled market information to be disseminated more quickly, in greater quantity and to a wider audience than was historically possible. It has also streamlined the process of production and distribution of goods. These benefits have led consumers and merchants to increasingly utilize the Internet to buy and sell goods and services. The interactive nature of the Internet, especially as embodied by real-time

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updates of information, has also given Internet users an increasing sense of confidence about the dynamic determination of prices and transactions. Taken together, these factors have reduced the need to adhere to the traditionally fixed pricing of goods and services and led to the emergence of dynamic pricing.

  INTERNET FACILITATION OF AUCTIONS

     Auctions are among the most well known forms of dynamic pricing. Prior to the Internet, auctions and other forms of dynamic trade faced critical shortcomings, including expertise, location and time constraints, which limited the degree to which buyers and sellers could interact. When information is more difficult to obtain, pricing is a less efficient process. Even in cases where intermediaries such as auction houses become involved to mitigate some of these problems, proprietary business methods and their fees often reduced the practicality and attractiveness of an auction marketplace. The Internet alleviates many of these problems. It has no geographic or time boundaries and allows large quantities of information to be transmitted instantaneously. Accordingly, online dynamic commerce can offer more products to more people over a wide geographic area, providing a better pricing mechanism for both buyers and sellers. Forrester Research projects that worldwide Internet commerce will reach between $1.4 trillion and $3.2 trillion in 2003 - up from a range of $55 billion to $80 billion in 1998. The Internet auction market initially gained acceptance in person-to-person transactions. However, by 2003 Forrester Research expects that only $6.4 billion is expected to be generated from person-to-person online auction transactions, while $12.6 billion is expected to be generated from business-to-consumer online auction transactions. Forrester Research expects that business-to-business electronic commerce as a whole will be $2.7 trillion in 2004. Forrester Research also projects that 74% of business-to-business electronic marketplaces will provide more than one transaction mechanism, including online auctions within the next two years.

  BENEFITS OF ONLINE AUCTIONS

     Online auctions serve the needs of both businesses and consumers. Online auctions facilitate more efficient markets as goods and services trade at prices reflecting current market supply and demand, with prices and other transaction elements varying dynamically over time. Businesses benefit from the following:

     - alternative transaction models;

     - cost-effective methods for liquidating overstocked, outdated or perishable inventory;

     - efficient price discovery mechanisms for new products;

     - the ability to collect marketing data on existing and potential buyers;

     - the ability to attract additional traffic to business Web sites; and

     - the ability to lengthen the duration of Web site visits.

Benefits to online customers include the following:

     - greater flexibility in the timing and pricing of purchases;

     - access to a broader range of items for bid without geographical limitations;

     - the ability to capitalize on real-time market conditions which may produce temporary price advantages;

     - the ability to locate quality goods and services from established businesses with a reputation for fulfilling customer expectations;

     - the ability to find rare or collectible items to which they might not otherwise be exposed; and

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     - the formation of enthusiast communities, chat rooms and newsletters which make online auctions a participatory and enjoyable interactive experience.

  DISADVANTAGES OF ONLINE AUCTIONS

     While generally beneficial to businesses and consumers, online auctions may be disadvantageous to some market participants. For instance, auctions require a bidder to provide personal information to the business. While this information may be a benefit to the business, this perceived loss of privacy may deter some potential bidders from participating in online auctions. Also, auctions require purchasers to bid over time, which may delay the purchase cycle. As a result, in instances where time of delivery is more critical than price, online auctions may not be beneficial to the purchaser. Also, online auctions may make it difficult for businesses to take advantage of imperfect market information to advantageously price some of their products. Thus, businesses would be less likely to sell these products through online auctions.

  THE CURRENT LANDSCAPE FOR ONLINE AUCTIONS

     A growing number of businesses are seeking Internet auction and dynamic commerce capabilities. Online auction solutions currently can be divided into two categories. The first category consists of person-to-person Internet auction communities. These communities provide a convenient and popular destination for individuals who wish to trade with each other or for businesses seeking a simple way to auction a limited number of items. These communities, however, generally preclude businesses from maintaining their own brands on the Internet, controlling the online experience of customers or retaining data on the activity of their customers. The second category is comprised of applications that allow businesses to control and maintain their own branded online auction sites. These businesses have choices ranging from developing their own online auction and dynamic commerce capabilities to purchasing online auction applications from third party vendors. Proprietary, in-house applications are typically expensive and time consuming with reduced functionality. Many applications from third party software vendors are difficult to customize, are burdensome to implement and often lack a wide range of features and deployment options. In addition, these vendors typically do not provide a complete package of ancillary services.

     Based on a combination of our own primary market research and secondary data from leading industry analysts, we believe that a large and growing number of online businesses will seek auction and dynamic commerce solutions that enable them to create and maintain their own brand images, control their customers' online experience and collect bidder activity data, all in a manner that is simple to implement, quickly operational, scalable with growth and facilitates targeted interaction with visitors to their sites. Since Internet auctions are both a relatively new phenomenon and an increasingly critical capability, many companies require a full range of related services to ensure the rapid and effective implementation of an online auction solution. Finally, since site traffic is such an important element of successful electronic commerce, businesses are likely to gravitate towards a solution which possesses the ability to attract more customers to their own auction sites.

  EMERGENCE OF DYNAMIC COMMERCE

     Online auctions were the first dynamic commerce applications to gain widespread use, and they remain the most well known form of dynamic commerce. This format typically has a seller starting at a low fixed point, and prices are driven up through demand generated from multiple

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potential buyers bidding with a specified ending time. Additional forms of dynamic commerce are beginning to emerge, including:

          DEMAND AGGREGATION. Multiple buyers combine common purchases to form consolidated groups, gaining market advantages and efficiency through volume. These consolidated groups typically negotiate an advantageous price through their combined buying power.

          MARKET MAKING. A trading community of multiple buyers and multiple sellers who trade online in a bid and ask format. This format is based on a price that fluctuates between two points driven by a series of negotiated intervals between a buyer and a seller. The transaction is completed when either party agrees to the price provided.

          ONLINE PROCUREMENT. This format typically has a single buyer posting items for intended purchase, and multiple sellers bid on those items in a reverse auction format in which the price descends on subsequent bids. A transaction occurs when a "winner" is selected based on the lowest price and possibly other variables.

     These trading formats are facilitated through internet-based dynamic commerce solutions. A December 1999 Forrester Research report estimates that 74% of business-to-business electronic marketplaces will provide more than one transaction mechanism, including auctions, within two years. We believe that demand for non-auction dynamic commerce applications will increase as online marketplaces add multiple dynamic commerce trading formats to their offerings, particularly for business-to-business activities.

THE OPENSITE SOLUTION

     We provide dynamic pricing solutions to businesses, Internet Service Providers and Internet portals. Our solutions, which include a variety of cost-effective software products, services and outsourced solutions enable online businesses and business-to-business electronic commerce sites, which are sometimes referred to as "net markets," to have Internet-based dynamic pricing applications on their own Web sites. These can be in the form of highly functional predetermined auction applications or in the form of a toolkit infrastructure to enable the creation of custom applications tailored specifically to a client's business. These solutions automate the process of installing, running, and maintaining real-time dynamic pricing applications over the Internet. By bringing together buyers and sellers, our solutions help businesses create new sales channels, build dynamic commerce marketplaces, manage inventory, attract new customers, introduce new products and strengthen their customer and other business relationships.

     OpenSite's family of products provides a wide range of branded software products, services and outsourced solutions for customers. These products and services range in functionality so as to support businesses in need of various levels of dynamic pricing sophistication, either because of their size or their phase of dynamic commerce implementation. OpenSite Auction products are pre-packaged applications that offer customers a robust online branded auction capability that is easy to use and quick to implement. Our Dynamic Pricing Toolkit product is for businesses looking for a more customized solution coupled with scalable, enhanced integration options. We also offer AuctionNow, an application targeted specifically at service providers such as Internet Service Providers, portals and electronic intermediaries. AuctionNow provides these entities with the ability to offer an Internet auction network of their own. Our AuctionWatch Desktop product enables auction participants to track and monitor their own auction activity, facilitates proxy bidding and notifies auction participants of new items up for bid.

     Services and outsourced solutions have become an increasingly important element of our offerings. We act as an Application Service Provider through our OpenSite Concierge service, which utilizes our expertise in dynamic pricing to provide a completely outsourced solution to our customers, ensuring the fastest implementation of our products. A seamless transition to an in-house solution can then be achieved at any time the customer desires through the licensing of

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the same OpenSite product. In addition, we offer a wide range of related services, such as integration and application development, consulting and educational courses.

     Launched in April 1999, BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. BidStream.com, with its proprietary search engine, indexes all items for sale at these sites. As such, it serves as the central point for locating items for bid at participating OpenSite-powered auction sites. By aggregating this content together with auction listings of other auction portals and aggregation sites, such as Bidder's Edge, BidStream.com is designed to provide the general Internet user an effective and time-efficient way to find auction items on which to bid and is expected to provide our customers with substantial additional traffic to their Web sites. If we complete the acquisition of Bidder's Edge, we plan to incorporate our BidStream.com aggregated content into a combined BiddersEdge.com product offering.

     Our solutions have the following benefits:

          COMPREHENSIVE SOLUTION. We offer a full suite of software, services, outsourced solutions and aggregated online auction content to businesses of varying sizes and sophistication. We believe that this capability is unique among the participants in the online auction industry. Businesses seeking to deploy dynamic pricing capability within their enterprise can take advantage of our offerings via the OpenSite Auction software, the OpenSite Concierge service, or through one of our AuctionNow service providers. More sophisticated users can take advantage of our Dynamic Pricing Toolkit and the expertise of our Professional Services organization for customized and integrated solutions. No matter which product a customer uses, it can take advantage of BidStream.com, where we aggregate item content and help to drive new auction participants to their sites. By providing this full range of solutions, we can capture large, medium and small business customers as they initially undertake the deployment of a dynamic commerce solution, and we can support them with additional products and services as their success grows and business needs expand.

          INCREASED REVENUE OPPORTUNITIES THROUGH DYNAMIC PRICING. Our products and services facilitate new online revenue opportunities for businesses by enabling them to easily and efficiently implement branded Internet dynamic pricing applications. Through our dynamic pricing technology, businesses can:

        - build dynamic marketplaces and generate incremental sales by engaging buyers and sellers in real-time transactions over the Internet;

        - achieve improved product prices by stimulating demand;

        - conduct price discovery by offering new products for bid; and

        - manage general and perishable inventory by finding buyers in real-time and quickly liquidating overstocks.

          CONTROL OF BRAND EQUITY. Our products and services allow businesses to control their dynamic commerce sites rather than list their products or services in broad Internet commerce communities. This enables them to own, control, and expand their dynamic commerce sites, building brand equity on the Internet while increasing revenue.

          INCREASED SITE TRAFFIC; AGGREGATION OF MARKETING DATA. BidStream.com provides bidders with a central content point for locating items for sale on participating OpenSite-powered auction sites as well as providing other content. By aggregating the item content from our customers' sites, we provide them with increased site traffic without incurring costly marketing campaigns. Additionally, BidStream.com permits the mining of data, including customer profiling data about visitors to auction sites, which our customers may use to reach more qualified customers and more effectively market products to targeted customers. Also,

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     BidStream.com allows for the building of communities of like-minded purchasing professionals seeking efficiencies associated with a higher level of up-to-date market information.

          EASE OF USE AND RAPID DEPLOYMENT. Our solutions are designed to enable customers to quickly and easily create sophisticated online auctions, dynamic marketplaces and other dynamic pricing applications. We have implemented live auction sites for customers in as little as 48 hours. For instance, our licensed solutions include templates and other features that automate the process of site setup and give examples of how to implement our solutions. In contrast, our OpenSite Concierge service, which provides a complete outsourced solution, lets businesses establish an online auction almost immediately without an up-front investment in software or hardware. A customer can easily migrate from our OpenSite Concierge solution to a licensed solution based on their evolving technology investment philosophy and product requirements.

          FLEXIBLE AND SCALABLE SOLUTIONS. Our technology is designed to enable dynamic commerce in various industries across businesses of all sizes. Our solutions provide customers the ability to control not only the look and feel of their sites, but also the features included in their dynamic pricing applications. In addition, our N-tier architecture can support the volume needs of very large and complex sites. As the functionality needs of our customers increase in complexity, our portfolio of products and services provides a number of choices regarding how to meet growing requirements. Businesses may take control of the application implementation by choosing to build customized dynamic pricing applications that can be integrated within an existing information technology infrastructure. For example, with Dynamic Pricing Toolkit, we provide customers with the set of building blocks they need to build dynamic pricing applications that are suited to a business' specific needs.

STRATEGY

     Our goals are to maintain and strengthen OpenSite's position as a leader in enabling online auction and dynamic pricing software solutions, while broadening our market reach into other forms of dynamic commerce on the Internet. Our strategies to achieve these goals include the following:

          USE OUR MARKET LEADERSHIP TO BUILD BRAND AWARENESS. We have delivered over 600 licensed and outsourced auction solutions to customers, and believe we have provided more solutions than any other auction software and services provider. We believe that OpenSite is the first significant vendor of a complete Internet auction solution for dynamic commerce and the first to aggregate auction content from disparate customer sites as a means of providing customers with increased traffic on their sites. We intend to build upon our market position and experience by further enhancing the value we offer to businesses through aggregation of auction content from non-customer sites and the licensing of this content to other auction aggregators, portals, Internet Service Providers and other business Web sites as a private label or branded outsourced offering. We expect to aggressively increase the market impact of the OpenSite brand by further expanding our global sales and marketing organization and investing significantly in both online and offline advertising. We have begun targeted national television and print advertising campaigns and plan to continue them for the foreseeable future. Further, the development and promotion of BidStream.com as a value-added element for our customers' auction sites is also a key component of this strategy.

          CONTINUE TO ENHANCE OUR SOLUTIONS. Our family of products and services is designed to provide a full range of scalable auction and dynamic pricing functionality. As the market for online auctions and dynamic pricing matures, we believe that the demands of businesses in need of dynamic commerce solutions will grow and become more sophisticated. We intend to continue to invest in our product development resources and to develop new dynamic

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     pricing and other dynamic commerce solutions to meet these growing demands.
     We believe that our market share, as reflected in over 600 deployed solutions, provides us with a unique advantage in understanding the needs of businesses seeking auction and dynamic commerce solutions. Furthermore, BidStream.com, as enhanced by our proposed acquisition of Bidder's Edge, should provide our customers with new value-added opportunities. We also intend to explore more automated dynamic commerce applications that are designed for the needs of specific target markets, emphasizing the business-to-business sectors. These areas of new opportunity include demand aggregation, procurement, market making and other dynamic commerce business models.

          AGGREGATE CONTENT THROUGH DEVELOPMENT OF BIDDERSEDGE.COM. Through BidStream.com, we currently aggregate the content from participating OpenSite-powered auction sites into a single Web site. BidStream.com is designed to increase traffic to our customers' auction sites, thus increasing the value we provide to our customers. If we complete the proposed acquisition of Bidder's Edge, we plan to incorporate our BidStream.com aggregated content into a combined BiddersEdge.com product offering. Bidder's Edge currently aggregates over 5 million items from over 150 auction sites and engages more than 300,000 unique monthly auction users with over 3 million page views per month. We expect this proposed acquisition to significantly expand the content, customer reach and offerings of BidStream.com. The aggregated content base represented by the combined BiddersEdge.com offering has the potential of attracting more bidders and sellers to our customers' auctions. This increased bidder and seller base in turn makes the deployment of an auction using our products even more attractive. As we enable more customers with our solutions, the content aggregated by BiddersEdge.com increases, repeating the cycle on a larger scale. BiddersEdge.com also will allow us to obtain valuable customer profiling information regarding auction participants and their bidding patterns. We believe that our significant market share gives us an advantage in aggregating substantial quantities of auction content as compared to our competitors with less market share. In addition, through licensing arrangements and alliances of various kinds, we intend to aggregate auction content from other sites and portals with BiddersEdge.com. We will primarily be targeting our marketing efforts to build awareness and use of BiddersEdge.com through our business alliances. We may also use traditional direct marketing venues to a lesser extent.

          ENABLE MORE HIGH-END SOLUTIONS. As the market for dynamic commerce matures, we intend to target our sales and marketing efforts increasingly towards larger businesses requiring enterprise-level dynamic pricing and dynamic commerce solutions, such as Dynamic Pricing Toolkit and AuctionNow. We believe that demand for these offerings as well as other products and services under development, will be attractive as the need for more sophisticated solutions increases and the market expansion accelerates. In addition, by increasing our sales of high-end solutions to larger businesses, we expect to sustain revenue growth and increase the quantity of content aggregated on BidStream.com. To support this effort, we intend to accelerate our development of enhanced scalable, dynamic pricing and commerce solutions capable of further integration into widely used information technology systems, such as enterprise resource planning and supply-chain management. We also believe that our indirect sales channels and growing global sales force will provide us with greater access to this target market.

          DEVELOP INDIRECT SALES CHANNELS. We have developed an indirect sales channel comprised of resellers, systems integrators, Internet Service Providers and others. These channels are designed to reach new and larger target markets, particularly larger businesses, more efficiently than our direct sales force. Established in 1998, our indirect sales channel now consists of over 90 resellers worldwide. Dynamic Pricing Toolkit and Auction Now are the primary products used by the systems integrators and Internet Service Providers while OpenSite Auction is targeted at the reseller market. To further develop these

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     sales efforts, we are developing the next generation OpenSite Auction, which is targeted to larger businesses in need of increasingly scaleable, fully integratable dynamic pricing solutions. These businesses also need electronic commerce software providers to enable them to embed auction functionality into their product and service offerings. We expect to introduce the next generation OpenSite Auction in the third quarter of 2000. For more detailed information on this and other products in development, see "Business -- Product Development -- Future Products."

          EXPAND INTERNATIONALLY. We believe that a considerable market for our products and services exists outside the United States. We intend to accelerate our investment in international sales and to add new features and functionality to our products and services to accommodate accounting, customs, currency and tax requirements of foreign countries. With the sales and marketing assistance of Protege Software Ltd. in jumpstarting our European presence with a London office, we have already begun to experience success in Europe. In addition, we have retained a similar organization, Japan Entry, LLC, to accelerate our expansion into the Japanese market. With their help, we have entered into a letter of intent with TransCosmos, Inc. to be our exclusive provider of products and services in Japan for a period of at least two years. We have also entered into an agreement with The Promar Group, LLC to assist our entry into other markets in Asia and in Latin America.

          ACQUISITIONS AND ALLIANCES. We intend to aggressively pursue acquisitions and business relationships that enhance and extend our product and service offerings as well as our distribution capability within the dynamic commerce market. We favor the use of relationships and alliances to accelerate the attainment of our business goals where appropriate. Our recent agreements with Excite@Home and CNET, and our letter of intent with Bidder's Edge, are examples of this strategy. We also have relationships with Open Market, Intershop Communications, i-Escrow, FreightQuote.com, TaxWare, Exodus Communications and others.

PRODUCTS AND SERVICES

     DYNAMIC PRICING TOOLKIT. Dynamic Pricing Toolkit enables businesses with specific requirements to build customized and integrated dynamic commerce applications. Dynamic Pricing Toolkit is targeted to sophisticated companies, Internet businesses and systems integrators whose needs are not met by the standard features available in our packaged applications. Dynamic Pricing Toolkit provides these customers with tools to create customized applications that are targeted to specific needs dictated by their industry or internal business systems. Dynamic Pricing Toolkit was released in September 1999.

     Dynamic Pricing Toolkit comes with our core Dynamic Pricing Engine server, which contains all of our business rules and management of dynamic pricing activity. With application programming interfaces, businesses can tailor a site to their specific needs. As needs change or their site expands, Dynamic Pricing Toolkit customers can augment the original functionality by adding new features.

     Customers can also utilize Dynamic Pricing Toolkit to integrate their dynamic commerce activities with their existing electronic commerce infrastructure. We believe that the demand to integrate dynamic commerce functionality with existing electronic commerce infrastructure will increase in the near future.

     Dynamic Pricing Toolkit offers the following features to support companies seeking to enter dynamic commerce:

     - Scalability through our N-tier architecture, allowing businesses to distribute and scale their Web, application and database servers according to their business needs;

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     - Flexibility with our application programming interfaces, allowing customers to build customized applications, using only the features they need and augmenting those features by integrating with third party applications;

     - Support for various industry standard platforms, programming languages and interfaces including support for Windows NT and Solaris, as well as COM and COBRA interfaces that can be accessed with languages such as Visual Basic, C++, JavaScript and Java;

     - Robust dynamic pricing features, such as forward, reverse, and sealed bid auction formats, and an extensive privileges structure to support browse, bid, sell and administrative privileges for users to enable private auctions and distribution of internal auction management; and

     - International compatibility with support for multiple currencies and languages including support for 8 bit character sets such as Hebrew, Spanish and French and are double byte enabled to support languages such as Japanese and Chinese.

     AUCTIONNOW. AuctionNow is targeted to businesses that desire to create their own service-based network of branded, online auctions such as Internet Service Providers, Application Service Providers, Internet portals and electronic intermediaries who are looking to augment their current service offerings with online auction capabilities.

     AuctionNow has the ability to operate and manage multiple auction galleries from a single unit of the software. An auction gallery is a single Internet auction that can be managed from a simple to use, Web-browser interface. Each auction gallery may have a unique look and feel, with its own Web site templates, category structure and items for auction. An important feature of the AuctionNow structure is that, even though each auction gallery can be managed separately, all auction galleries are also aggregated through a single database. This aggregation allows bidders to register only once to bid across all auction galleries. In addition, a centralized search engine can examine all auction galleries for items of interest. Thus, a complete auction network is formed.

     AuctionNow offers licensees the benefit of:

     - an ancillary revenue stream;

     - a way to attract new customers; and

     - a flexible business model that lets them choose exactly how to derive revenue from online auctions.

     AuctionNow permits gallery operators to:

     - quickly and easily set up and run an online auction with no technical expertise; and

     - increase the visibility of their site without a significant investment in marketing by aggregating their data and sharing customers with other gallery owners.

     AuctionNow provides bidders with:

     - a centralized point for auction activity and registration; and

     - centralized searches and monitoring of bidding and transaction activity.

     AuctionNow offers the following features to Application Service Providers:

     - faster time to market with an end-to-end application, Web site templates and administrative interfaces;

     - scalability through our N-tier architecture, allowing businesses to distribute and scale their Web, application and database servers according to their business needs;

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     - robust dynamic pricing features, such as forward, reverse and sealed bid auction formats, and an extensive privileges structure to support browse, bid, and administrative privileges for users to enable private auctions and distribution of internal auction management;

     - the ability to customize all Web site templates, and to customize the database to add new information customers wish to capture about users or items; and

     - international compatibility with support for the use of various currencies and languages in galleries.

     AuctionNow was first released in September 1999. AuctionNow won "Best of Show" for E-commerce Applications at the Fall Internet World 1999. A panel of judges from Internet World and other publications judged nominations, based on the innovative use of technology. The judges placed priority on a product's ability to work with existing standards and the degree to which the product contributed to the development of future Internet products and services. Only products that had been launched since the previous Internet World show were eligible.

     OPENSITE AUCTION. OpenSite Auction, an out-of-the-box application, automates the process of implementing, running and maintaining a single, real-time auction site over the Internet. Through administrative tools and wizards, it offers the flexibility to quickly create market-specific online auctions with minimal technical expertise.

     OpenSite Auction is designed to simplify for businesses the process of installing and maintaining an auction site with features such as:

     - remote installation to permit rapid deployment;

     - predesigned Web page styles and templates with editors to facilitate easy editing to create a customized look and feel;

     - Web browser interfaces, configuration and invoice menus, automated winner calculations, email notification and database archiving designed to simplify the auction management process and monitor auction activity.

     OpenSite Auction offers the following features to enhance the auction experience for bidders:

     - monitoring of bidding;

     - notification of new items;

     - proxy bidding; and

     - enabling simultaneous bidding on multiple items.

     We offer the following three levels of OpenSite Auction. Each level is designed to address the unique needs of specific types of customers and is designed to allow our customers to grow with easy migration paths to increasing levels of functionality.

     - OPENSITE AUCTION PROFESSIONAL, our entry-level edition, allows customers to build and operate their own online auctions and to begin operation quickly and economically with modest initial financial and time investment. This product is primarily targeted to the emerging international market.

     - OPENSITE AUCTION MERCHANT, our mid-level edition, enables our customers to allow outside sellers to post items on their auction sites. Customers are also able to place an online store, banner advertisements and classified advertisements on their auction sites. The Merchant level also includes consignment auctions as an additional option for customers and AuctionRate, a participant rating system of bidders and sellers.

     - OPENSITE AUCTION CORPORATE, our premium edition, is designed for enterprise level businesses that desire an auction solution that provides more system flexibility and an

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       open database architecture for integration into third party applications.
       The Corporate level enables customers to integrate their online auctions with Oracle and SQL Server databases and offers a wider variety of auction types, including reverse, sealed bid and modified English auctions.

     The most recent version of OpenSite Auction was released in the fourth quarter of 1999. Enhancements include SQL Server database support, the ability to localize e-mail notifications for the international market and performance enhancements.

     OpenSite Auction won a "Best of Show" Award for E-commerce Applications at Fall Internet World 1998. Judging guidelines for this award placed a priority on a product's ability to work with existing standards and the degree to which it contributes to the development of future Internet products and services. OpenSite Auction also won a "Best of Class" Award for Web-based Selling at Fall Internet Commerce Expo 1998. Over 65 companies participated in this program. OpenSite Auction also received an "Honorable Mention" at the Spring Internet Commerce Expo 1999. The criteria for these awards included technical/business innovation, user-friendliness, user-efficiency, security attributes and platform flexibility. OpenSite Auction also earned an "Analyst's Choice Award" from PC Week magazine and received a "Five-Star Rating" from online magazine Internet.com, in addition to several other positive product reviews from a variety of industry publications. OpenSite Auction was also named in "Products to Watch" in the Summer 1999 Fortune Tech Buyers Guide in the Small Business Internet Commerce category. There was no set criteria for this recognition.

     OPENSITE CONCIERGE SERVICE. We provide a complete Application Service Provider solution through our Opensite Concierge service that enables our customers to outsource completely to us the process of running Internet auctions, including development, deployment, maintenance and hosting. This solution allows a company to quickly and easily benefit from an online auction without the expense or complication of buying and setting up hardware and software.

     Acting as an Application Service Provider, OpenSite provides all of the site design, hosting, implementation and administration services necessary for a company to run their own, branded online auction. Through relationships with Exodus Communications and Navisite, Inc., we maintain dedicated, private data centers that host the auctions of our OpenSite Concierge customers.

     Customers pay a one-time set up fee and an ongoing monthly service fee, which may be fixed or based upon transaction volume, for the service. The customer is able to define the look and feel of the site and control all of the data about its site. OpenSite provides all of the ongoing support required, including auction administration and reporting. Our range and flexibility of offerings allows customers to migrate to a licensed solution at any time.

     BIDSTREAM.COM. BidStream.com is a Web site owned and operated by OpenSite that aggregates the items for bid on participating OpenSite-powered auction sites. BidStream.com currently aggregates over 100,000 items. We expect the number of items to increase as we further promote and educate our customers about the benefits of BidStream.com. BidStream.com is intended to be the central point for locating items for bid at participating OpenSite-powered auction sites. BidStream.com indexes all items for auction at these sites and sends a user to our customer's Web site to facilitate the transaction. BidStream.com provides the general Internet user an effective and time-efficient way to find auction items on which to bid and provides our customers with additional visitors to their Web sites.

     We will license the BidStream.com content to other information services such as Internet Service Providers, portals, other aggregators and business Web sites, providing greater reach for our customers through a wider network of sites. We intend to aggressively pursue affiliate programs and relationships with other Web publishers. Initially, these affiliate relationships primarily will consist of co-branding BidStream.com with other sites such as CNET and

Excite@Home to provide links between BidStream.com searches, OpenSite-powered auction sites and focused content sites. These relationships may take other forms as this business model evolves. Fees are expected to be charged to these affiliates, and some of these relationships involve the sharing of revenues generated through the links or co-branded sites. We generally share the costs of developing co-branded sites. We believe these affiliates will direct traffic to BidStream.com while also providing a category-specific auction page with relevant content and context. We are also considering a marketing campaign that will include Internet, print and radio advertising to generate additional site traffic.

     As part of our effort to expand our aggregation capabilities and provide additional buyers to our customers, we have entered into a letter of intent to acquire Bidder's Edge, an aggregator of online auction and dynamic commerce content, community and buying tools. We expect our proposed acquisition of Bidder's Edge, which currently aggregates 150 auction sites containing 5 million items and engages 300,000 unique monthly auction users and over 3 million page views per month, to significantly expand the content, customer reach and offerings of BidStream.com. Our acquisition of Bidder's Edge is subject to the negotiation of a definitive merger agreement and approval of our board of directors. We cannot be certain that we will consummate this acquisition.

     BidStream.com, as illustrated by the homepage shown below, contains the following features:

     1. Central searching of OpenSite Auction customer sites;

     2. Highlighting of key auction categories such as Art & Antiques, Travel, Collectibles and Technology;

     3. Registration as a member of BidStream.com, for site personalization and special offers;

     4. Site categorization and browsing by site type; and

     5. Download of AuctionWatch Desktop.

     [BIDSTREAM.COM SCREEN SHOT]

     AUCTIONWATCH DESKTOP. AuctionWatch Desktop is an application that allows bidders to use one central interface to simultaneously track and bid on multiple items from selected auction sites on the Internet. AuctionWatch Desktop is currently available as a free download to registered users of BidStream.com. From the central interface the user can bid on items, monitor those bids throughout the auction or just watch items of interest. The program includes numerous tools for bidders to track information about items of interest both during and after an auction such as closing price, payment status and shipping status. An address book keeps track of names and addresses, email addresses, identification numbers and passwords. This tool can also be used by sellers to monitor bidding activity of all listed items across multiple auction sites.

     The following table summarizes our current products and services.

                                  DYNAMIC PRICING TOOLKIT
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------    --------------------------------------------
SCALABILITY                                     Businesses and systems integrators that need
                                                to implement a robust and scalable dynamic
N-tier architecture provides a solution that    pricing application with specific
will scale as a business grows.                 requirements and integration needs not
                                                satisfied by a packaged application.
FLEXIBILITY

Utilizes available programming interfaces to build customized dynamic pricing solutions and integrate with third party applications.
BROAD PLATFORM AND LANGUAGE SUPPORT
Runs on Windows NT and Solaris. Applica-tions can be built using Visual Basic, C++ and Java.

ROBUST BUSINESS RULES

Includes forward, reverse and sealed bid auction formats. Complex privileges scheme enables private auction and administrative distribution.

INTERNATIONAL SUPPORT

Multiple language and currency support.

BIDSTREAM.COM INTEGRATION

Seamless integration with the BidStream.com aggregation site.

                                         AUCTIONNOW
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------    --------------------------------------------
FAST TIME TO MARKET                             Service providers, including Internet
                                                Service Providers, Application Service
Application includes auction setup and man-     Providers, portals, electronic
agement for end-to-end functionality.           intermediaries and businesses that want to
                                                offer online auction services to their
SCALABILITY                                     customers or divisions.

N-tier architecture provides a solution that will scale as a business grows.

ROBUST BUSINESS RULES

Includes forward, reverse and sealed bid auction formats. Complex privileges scheme enables private auction and administrative distribution.

FLEXIBILITY

Customers can customize the templates and database to meet their target market's needs.

CUSTOM ADMINISTRATION

Customers can conduct multiple auctions for many users and administrate them in a cen-tralized fashion.

INTERNATIONAL SUPPORT

Multiple language and currency support.

BIDSTREAM.COM INTEGRATION

Seamless integration with the BidStream.com aggregation site.

                                      OPENSITE AUCTION
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------    --------------------------------------------
THREE-TIERED PRODUCT FAMILY
OpenSite Auction provides solutions specific
to a customer's needs and offers a migration
path as customer's needs change.

FAST TIME TO MARKET

Through CD-ROM installation and
administrative tools to easily customize the site, customers can quickly get their online auction up and running.

ROBUST

OpenSite Auction supports many auction types and formats, as well as open database connectivity, making it a very robust and scalable solution.

                                      OPENSITE AUCTION
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------   ---------------------------------------------
EASE OF USE                                    Merchants that desire to create or augment an
                                               existing electronic commerce Web site, with
There are many enhanced buyer and seller       an online auction, easily and quickly.
features that make the auction experience
exciting and promote longer visits to the
site.

BIDSTREAM.COM INTEGRATION

Seamless integration with the BidStream.com aggregation site.

                                 OPENSITE CONCIERGE SERVICE
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------    --------------------------------------------
TOTALLY OUTSOURCED SOLUTION                     Businesses that need a customized dynamic
                                                pricing solution with a quick time to market
We provide everything from site design to       and that may not have the internal resources
setup to administration. The customer needs     or expertise to do so. Companies with the
only to provide input into the site design,     expertise may also choose this solution as
items for upload, and fulfillment of            part of a growing trend toward outsourcing
purchases.                                      to Application Service Providers.

FAST TIME TO MARKET

Site implementation time averages four weeks for fully functional and live dynamic pricing sites.

LEADING HOSTING SERVICES

Exodus Communications and Navisite, Inc., two worldwide leaders in co-location services, provide the hosting and backbone for this service via dedicated private data centers, which include redundancy and backups.

CUSTOMER CONTROLS AND OWNS DATA

Customers are provided with customized re-ports that they can utilize for data mining, marketing or sales purposes.

BIDSTREAM.COM INTEGRATION

Seamless integration with the BidStream.com aggregation site.

                                       BIDSTREAM.COM
--------------------------------------------------------------------------------------------
                  BENEFITS                                     TARGET MARKET
--------------------------------------------    --------------------------------------------
INCREASED VISIBILITY FOR OPENSITE CUSTOMERS     Online auction and dynamic pricing partici-
                                                pants who value a wide selection of products
Centralized searching across customer sites     and time savings that can be realized
to increase buyer access to our customers.      through an aggregated network.

PERSONALIZATION

Registered members have access to special-ized searches that notify them when items of interest are posted.

EASY TO BROWSE CATEGORIES

Auction participants can search for items of interest, or just browse sites that have been previously categorized.

  CUSTOMER SUPPORT AND PROFESSIONAL SERVICES

     Our Customer Support and Professional Services organizations of 23 people provides a broad range of services to assist customers in successfully implementing Web-based auctions using our products. These include Professional Services, Technical Support and Education Services.

     PROFESSIONAL SERVICES. Our Professional Services organization provides marketing expertise, complete product installation and configuration, template customization and technical assistance with integrating our products with third party applications. Professional Services consulting is generally offered on a time and materials basis and is designed for businesses that want to build customized dynamic pricing solutions with a fast time to market but lack the internal expertise or resources to do so.

     TECHNICAL SUPPORT. Our Technical Support group provides product support to our licensees. Subscribers contact the support staff via telephone, e-mail or the Web to ask questions and request assistance. Issues are logged and tracked electronically from first customer contact through resolution. The Online Resource Center is a Web site that supplements the support staff, providing up-to-the-moment technical information and post-sale customer contact. Technical Support services are generally paid for in advance through annual fixed-price maintenance fees.

     EDUCATION SERVICES. Our Education Services group designs the curricula, develops the materials and delivers training programs to our customers. Training sessions cover installation, administration, maintenance and customization of our products. Educational materials are designed for use in both self-paced online and instructor-led learning. Five different instructor-led courses are currently available. Customers can browse the training schedule and register for courses online via the Online Resource Center. Pricing for Educational Services offerings is generally based on the duration of the offering and whether it is delivered at the customer's site or at our dedicated onsite education center.

CUSTOMERS

     We have delivered over 600 licensed and outsourced auction solutions to customers in a wide variety of categories. The following table lists all of our customers that either participate in our customer reference program or who have become customers in the past six months and therefore are not yet part of the reference program. We include customers that participate in our customer reference program in our public relations efforts, such as press releases, trade shows and other marketing opportunities. The customer reference program does not generate revenue directly for either OpenSite or our customers.

TECHNOLOGY AND TELECOMMUNICATIONS
CNET Auction
e-software.com
NextBid.com
Nortel Networks
PCAuctioneer
SourceWireless.com
Telecom Auction.com
U Post
USBid

INDUSTRIAL SUPPLIES/EQUIPMENT
bLiquid.com
eFibre.com
John Deere
Planet Test by Tucker Electronics
The Textile Auction House

FINANCIAL AND BUSINESS SERVICES
Barrett Capital Group
Merrill Lynch
Off Lease Auction
PNC Bank
Republic Bank & Trust Company
The Chase Manhattan Bank

FOOD AND BEVERAGE
Ambrosia Wine
Brentwood Wine Company
ecFood.com
WineBid.com

SPORTS AND RECREATION
Basketball Bonanza
bike.com
Cannondale Corporation
Currans Select Auctions
Pro Team (New England Patriots) Auctions
SportsCards Center

CHARITIES
AccessAtlanta
AFundRaiser.com
Beverly Hills Charity Auction
Canadian Council on Social Development
Detroit Public Television
Grant Hill Charity Auction
Save the Earth Foundation
St. Jude's

RETAIL/CATALOG
CrossMarket
Daddy's Junky Music Stores, Inc.
earjoy
RockBottomAuctions
The Sharper Image

BUSINESS EXCHANGES
BBCN.com, Inc.
CrossRail
Dovebid.com
Drugmax.com
VerticalNet

MEDIA
Cumulus Broadcasting, Inc.
Mobilia Magazine
PaxTV.com
QVC
Rareties-Exchange.com
The Shopping Channel

ANTIQUES AND COLLECTIBLES
ArtNet Worldwide Corporation
Asian Collection Japanese Print Auction
Biddingtons
The Bradford Exchange (Collectibles Today)
Elizabeth Sterling (Sugal Manufacturing)
Icon20
Washington Rare Coin Center
Weston/Sachs

BOOKS, MUSIC AND VIDEOS
Acexchange
American Booksellers Foundation for Free Expression
Books By Bid
Pacific Book Auctions Galleries Inc.
Critics Choice Video (subsidiary of Playboy, Inc.)

OTHER GOODS AND SERVICES
Cyberhorse
Excite@Home
Packaging Exchange
RH Communications
AuctionAtlanta

TRAVEL AND VACATION
Capecodauction.com
Holiday Resale Homes
SkyAuction.com
SunFunAuction.com
ETravelbreak

AUTOMOBILES AND MOTORCYCLES
Autoweb.com
Gearheadauction.com
Salvage Direct.com, Inc.
Swapman.com

HOME AND GARDEN
Biz2Bizfloors.com
FurnitureFinders.com
Modernauctions.com

INTERNATIONAL
Bidabike
Bidbusiness
British Airways
Buystuff
Ducati
Hewlett-Packard -- Asia (Regional Hub)
Madaboutwine.com
The Globe Gallery
QXL

TECHNOLOGY

     Our technology is designed to operate on a variety of hardware and software platforms and to meet the business needs of our customers. We follow an efficient cross-platform development strategy to allow for broad platform support from a single code base. In addition, the software provides the necessary interface capabilities to enable content aggregation by BidStream.com.

     BROAD PLATFORM SUPPORT. OpenSite Auction is supported on a variety of the most common hardware and software platforms used for electronic commerce. NT Windows Server 4.0, BSD 3.1, BSD 4.0, Linux RedHat 5.x and Linux Debian are all supported on Intel hardware. Solaris 2.6 is supported on SPARC hardware. AuctionNow and the Dynamic Pricing Toolkit are supported on NT Server 4.0 on Intel platforms and Solaris 2.6 on SPARC-based platforms. All software is designed to run in conjunction with the Internet Information Server on NT 4.0, and in conjunction with the Netscape Enterprise Server on all other operating systems.

     STANDARD PROGRAMMING LANGUAGES. OpenSite Auction 4.2 was developed using the ANSI Standard C and C++ programming languages to provide maximum cross-platform portability across operating systems. AuctionNow was developed with ANSI standard C++. The Dynamic Pricing Toolkit was also developed with ANSI standard C++ and Java.

     COMPATIBILITY WITH DATABASE MANAGEMENT SYSTEMS. We offer several options for back-end database management. OpenSite Auction includes a proprietary database that provides an efficient database solution with reporting and management enabled through the administrative interface at no additional cost. OpenSite Auction 4.2 Corporate features Oracle and Microsoft SQL Server database support designed to provide a more robust database and more scalable system solution for larger customers. This solution also allows reporting and analysis via third party tools. AuctionNow and Dynamic Pricing Toolkit support Oracle and SQL Server for compatibility with existing business systems, robustness and scalability.

     ADHERENCE TO INDUSTRY STANDARDS. We have invested considerable resources in creating a product architecture that conforms to the standards that are broadly accepted for Internet commerce applications. The OpenSite products use a variety of Internet access protocols with Hypertext Transfer Protocol including Common Gateway Interface, Microsoft's Information Server Application Programming Interface and Netscape's Netscape Server Application Interface. OpenSite application and services user interfaces are created with Hypertext Markup Language and JavaScript. Secure network transmission is through the Secure Socket Layer. Object Services for AuctionNow and Dynamic Pricing Toolkit use either Microsoft's Component Object Model (COM) and Distributed Component Object Model (DCOM) or Common Object Request

Broker Architecture (CORBA) depending on the platform. Both AuctionNow and the Dynamic Pricing Toolkit were developed using an object-oriented paradigm for enhanced reusability and maintainability.

     INTEGRATION WITH BIDSTREAM.COM. OpenSite Auction, AuctionNow and Dynamic Pricing Toolkit incorporate design features which allow for the efficient extraction and transmission of auction item data to provide BidStream.com with timely updates on the status of all of the items on participating auction sites. The aggregated content base represented by BidStream.com has the potential of attracting more bidders and sellers to our customers' auctions. This increased bidder and seller base in turn makes the deployment of an auction with our products even more attractive. As more OpenSite licenses are sold, the content aggregated by BidStream.com increases, repeating the cycle on a larger scale.

     N-TIER ARCHITECTURE. AuctionNow and Dynamic Pricing Toolkit provide auction system components that are tailored for use in enterprise N-tier systems, which minimally provide for a user interface tier, which is typically a Web server, a business rules tier, which is the auction engine and a database tier. The auction engine is built with a distributed object interface, providing flexibility and robustness for customization and integration with other software systems. Use of the N-tier architecture provides enhanced scalability for enterprise applications by allowing the three functional tiers to be distributed over multiple hardware servers. The auction engine's interface to the user interface tier is constructed as an in-process server, using the Web Application Interface to the Netscape Enterprise Server and the Information Server Application Programming Interface to Microsoft's Internet Information Server. Automatic email notifications are accomplished via the Simple Mail Transfer Protocol.

PRODUCT DEVELOPMENT

     Our product development organization of 23 software engineers, technical writers, quality assurance professionals and managers are responsible for developing the architecture, designing, implementing and testing the software and tools, and developing the end user documentation for our products. Our product development organization efforts reflect the combined experience of interacting with and solving problems for over 600 deployed solutions.

     Most of our development efforts are directed toward producing an entry-level to enterprise suite of scalable dynamic pricing solutions for customers, whether they deploy the auction on their own behalf or do so for their customers as an Application Service Provider.

     Our product development organization consists of three product groups, a documentation group and a quality assurance group. The product development group follows a structured process of product requirement definition, resource planning and scheduling, design, implementation, test, final acceptance testing, release and maintenance. Appropriate documents are generated and reviewed at each phase of the product development process, including product specifications, development plans, schedules and test plans. Industry accepted third party tools and systems are used in all phases of development for document creation and control, source and object code creation, source code maintenance and control, project tracking, test automation and defect tracking and resolution.

     Our product development expenses were approximately $105,000 in 1997, $695,000 in 1998 and $3.0 million in 1999.

  FUTURE PRODUCTS

     We expect to introduce the following products by the end of 2000. Further development of these products is expected to be required prior to their release. The following is a summary of the next generation of our software products:

          DYNAMIC PRICING TOOLKIT will contain enhancements to more fully support dynamic commerce marketplaces including programming interfaces that allow monitoring of sellers and other functions for a business-to-business Internet dynamic commerce community. In addition, this product will support International TaxWare and contain other performance enhancements.

          AUCTIONNOW will provide third party selling functionality within a single gallery. With this feature, AuctionNow customers can create an online trading community that includes third party auctions, giving these service providers an additional revenue stream. In addition, AuctionNow will support International TaxWare and contain other performance enhancements.

          OPENSITE AUCTION will include support for RedHat Linux 6.1 and Free BSD and support for very large bid values. We will continue to enhance and maintain our current OpenSite Auction product until the Next Generation OpenSite Auction is released.

          NEXT GENERATION OPENSITE AUCTION is intended to replace OpenSite Auction as our out-of-the-box online auction application based on our Dynamic Pricing Engine technology. Next Generation OpenSite Auction will offer many of the robust features of OpenSite Auction Corporate, but offer integration with electronic commerce applications and enhanced scalability. Next Generation OpenSite Auction will be targeted to merchants desiring an online auction solution that offers fast time-to-market, ease of use, robustness, scalability and an open, extensible system architecture.

     We are currently planning to introduce products to address what we believe to be unmet demand in the demand aggregation and market making areas of dynamic commerce within the next 18 months.

  FUTURE SERVICES

     CARTRIDGE PROGRAM. As part of our expanding business development efforts, we will be selecting key partners' products and services to integrate with our solutions. Throughout the second half of 2000 we will be developing and releasing software or services to enable the integration of our software with those of other companies. These may include integration with products such as wireless devices, shipping software, transaction processing systems, content management systems, currency conversion systems and others.

     OPENSITE CONCIERGE SERVICE. We will continue to broaden the value-added services provided through our OpenSite Concierge service. These services may include additional integration options as identified by our Cartridge Program, or additional service features such as end-user customer support, custom integration and development work, or other services as required by our customers. We will continue to enhance the infrastructure at Exodus Communications and will upgrade existing systems as necessary. OpenSite Concierge will utilize all new OpenSite created technology as it becomes available.

SALES & MARKETING

  SALES

     Our sales philosophy is to combine direct selling and indirect channel sales in order to maximize our sales efforts. Our global sales organization currently has a staff of 30 people, which we expect to significantly expand.

     We initially marketed our products exclusively through a direct sales organization. This direct sales group achieved its results by pursuing inquiries generated from online banner advertising, trade show attendance and contact requests from our Web site. The sales organization is located primarily at our corporate headquarters in Durham, North Carolina. We also maintain offices in California and the United Kingdom with a presence in Florida. We have entered into a letter of intent with TransCosmos to be our exclusive distributor in Japan for at least two years and have entered into an agreement with The Promar Group, LLC to assist with our entry into other markets in Asia and in Latin America.

     Our sales strategy takes advantage of a combination of a direct sales force and indirect sales through resellers and systems integrators. Initially, we began recruiting a reseller channel to optimize market coverage. These resellers, most of which are value-added resellers providing systems integration and Web site design services, allow us to obtain incremental sales opportunities and provide a natural service extension to our customers. We sell our products to resellers at a percentage discount off of list price. Resellers typically provide first-line maintenance and support and receive a percentage of our maintenance and support fees. At the end of 1999, we began recruiting systems integrators to enhance our sales and implementation efforts in the enterprise market. We do not have exclusivity or noncompetition arrangements with any domestic resellers or systems integrators. Worldwide channel recruitment efforts have yielded over 90 resellers. We currently have four sales professionals dedicated to establishing and developing reseller relationships and plan to continue the expansion of this group. Additionally, we are targeting Internet Service Providers, Application Service Providers and Internet portals, such as Excite@Home, to act as resellers of our auction and dynamic pricing functionality to their customer base through our AuctionNow product.

     We have a sales group that concentrates specifically on national accounts within targeted industry segments, including technology, travel/hospitality, media, finance and retail. This group also handles any Fortune 1000 companies that are not included in specifically identified categories. These sales representatives are located in San Francisco, Florida and the North Carolina headquarters. We expect to move into additional cities and are targeting the New York, Austin and Boston areas.

     The sales support staff includes sales engineers, a pre-sales group, an account management group and a sales coordinator. Sales engineers help in the more technical sales opportunities. The pre-sales group is responsible for screening all inquiries and introducing those prospects to the proper sales person as expediently as possible. Account managers are assigned to customers to provide continuity, sell additional services and enhance customer satisfaction. Our sales coordinator helps coordinate the knowledge and information flow throughout the organization.

  MARKETING

     Our marketing effort is focused on product management, building corporate brand identity, lead generation for all sales channels and outreach to key industry analysts and targeted press. Our marketing group consists of 14 people and is divided into the following areas:

          PRODUCT MANAGEMENT. Product managers are responsible for positioning market driven products and services and authoring product marketing plans. Their duties include providing direction for product development as well as new product concept planning. Product managers are also responsible for product forecasts, profitability, segmenting the marketplace and refining the target customer base for their assigned products.

          MARKET INTELLIGENCE AND RESEARCH. The manager of Market Intelligence is responsible for monitoring industry analyst reports, fielding primary research studies and managing our ongoing customer panels and customer satisfaction benchmark studies. We emphasize the importance of listening to customers, resellers and prospects, monitoring our competition and using this information in our product management process.

          MARKETING PROGRAMS. The Marketing Programs group is responsible for building brand awareness, generating leads, directing channel marketing and maintaining consistency in the look and feel of the OpenSite corporate identity. Our marketing program efforts concentrate on targeted trade shows and media planning, including television, print and online creative campaigns. The group is also responsible for daily updating of the corporate Web site. It also works closely with our advertising and marketing communications agencies to direct our print and television advertising campaigns, which commenced in 1999. This group also develops sales tools such as our corporate brochure and product sheets, white papers and customer touch programs as well as our industry guides -- The Web Auction Guide and The Web Auction Security Guide. Every program has measurement tools in place designed to measure the return on investment and determine which activities are the most effective and efficient, allowing us to constantly work toward optimizing our marketing program mix.

          PUBLIC RELATIONS. Our Public Relations group is supplemented by an outside public relations firm. We communicate with industry analysts and targeted trade, channel, vertical and business press on a regular basis through a combination of phone briefings, in-person tours and trade show appointments.

  BUSINESS RELATIONSHIPS

     We believe that a key to the successful execution of our marketing strategy is to establish relationships that increase sales of our products and create value for our customers.

     We intend to pursue business relationships with service providers, technology providers and Internet portals. Relationships with service providers and technology providers are focused on securing recurring revenue and enhancing our solutions. Relationships with Internet portals are focused on expanding market reach and increasing brand exposure.

     SERVICE RELATIONSHIPS. By bundling the services of third parties with our products and services, we can provide greater value to our customers at little or no increased cost. This provides an opportunity for us to leverage our installed customer base and capture incremental recurring revenue. Our current service relationships include i-Escrow, an independent Internet escrow service adding security to online transactions, and FreightQuote.com, an aggregator of bulk-shipping information, including price and corresponding delivery times.

     TECHNOLOGY RELATIONSHIPS. We seek relationships with technology providers that augment the dynamic commerce process and dynamic commerce infrastructure providers, including database vendors, commerce platform providers and enterprise resource planning providers. Our technology relationships include Open Market, an electronic commerce platform provider, and Intershop Communications, a leading developer of electronic commerce applications that allow merchants to integrate separate business functions in the sale of their products.

     INTERNET PORTAL RELATIONSHIPS. The ability to leverage a portal site's brand, market reach and revenue streams provides the opportunity for us to accelerate the growth of our market position. In our relationships with Excite@Home, CNET and VerticalNet, we provide auction functionality for their sites.

INTERNATIONAL OPERATIONS

     We believe that markets outside the United States will provide an increasing portion of our revenues in the future. We generally introduce our products internationally by retaining third parties experienced in the sales, marketing and customer support of Internet solutions in their respective markets.

     In April 1999, we opened our first international office in London. We entered into an agreement with Protege Software Ltd., a United Kingdom-based company that provides outsourced support for Internet companies wishing to establish a European business presence. Our agreement requires Protege to provide a General Manager to our European operation and to equip and staff an office of sales and marketing professionals as business needs demand. Other than the General Manager, all European hires will be employees of OpenSite's European subsidiary and will be supported by back-office employees of Protege.

     We have retained Japan Entry, LLC to accelerate our expansion into the Japanese market. With their help, we have entered into a letter of intent with Transcosmos, Inc. to be our exclusive reseller in Japan for a period of at least two years. We have also retained The Promar Group, LLC to assist entry into other markets in Asia and in Latin America.

COMPETITION

  ONLINE AUCTION SOLUTIONS

     We face competition in a number of areas, including software applications, content aggregation and auction hosting.

     SOFTWARE APPLICATIONS. Our direct competitors include other software providers, application service providers and systems integrators that create unique solutions suited to a specific customer as well as solutions developed in-house at individual organizations.

     The number of dynamic pricing software providers is increasing. These providers can be segmented into entry and enterprise level. The entry-level providers tend to offer solutions for companies that desire easy entry into the auction market without a significant financial investment. Most software is relatively inexpensive, typically less than $10,000, and price and ease of use are often the deciding factor in this target market. Competitors in this arena include Auction Broker, Beyond Solutions and Emaze.

     Another category of software application competitors focuses on enterprise-level solutions. The target market for these competitors is larger businesses that desire system flexibility and integration into back-end enterprise resource planning and supply chain systems. Functionality and a desire for an open architecture are key decision criteria for this target market. Competitors in the enterprise-level market include IBM's WebSphere product, formerly known as net.Commerce, Moai Technologies and Web Vision. Recently, Commerce One purchased Commerce Bid and Ariba purchased Trading Dynamics, each of which may represent future competition.

     CONTENT AGGREGATION. A number of aggregation sites exist today, including Bidder's Edge, AuctionRover, AuctionWatch.com and BidFind.

     AUCTION HOSTING. We believe that the outsourced Internet technology model will become increasingly popular in the auction space. Currently, four main competitors offer outsourced auction hosting services similar to our OpenSite Concierge product. They are the Bidder Network, Bidland, FairMarket and Moai Technologies.

  DYNAMIC COMMERCE

     We have traditionally competed in the online auction and dynamic pricing solutions market. However, with our new Dynamic Pricing Toolkit and other products and services that are under development, we have begun to compete in the larger realm of dynamic commerce. This arena focuses not only on traditional online auctions, but also on other forms of dynamic commerce, including:

     DEMAND AGGREGATION. Multiple buyers combine common purchases to form consolidated groups, gaining market advantages and efficiency through volume. These consolidated groups typically negotiate an advantageous price through their combined market power. Competitors in this arena mainly consist of destination sites that offer sellers a market to liquidate excess inventory through their aggregated buying groups. Currently, there are no application providers of demand aggregation software. Sites that offer group buying or demand aggregation include Mercata, Accompany, and NexTag. Applications that enable this type of dynamic commerce are currently in the planning stages.

     MARKET MAKING. A trading community of multiple buyers and multiple sellers who trade online in a bid and ask format. Under this format, price fluctuates between two points driven by a series of negotiated intervals between a buyer and seller. The transaction is completed when either party agrees to the price provided. Some vendors offer dynamic commerce solutions to automate the process for a buyer and a seller to engage in a bid-and-ask process to sell and procure products, for example Tradex, which was recently purchased by Ariba. In addition, online marketplaces such as Chemdex, may expand their offerings to include dynamic commerce capability. Applications that enable this type of dynamic commerce are currently in the planning stages.

     ONLINE PROCUREMENT. Today, companies are utilizing reverse auctions for a variety of reasons. The most common is to automate the process for requests-for-proposal with descending price as one of the components. This format typically has a single buyer posting items for intended purchase, and multiple sellers bidding on those items in a reverse auction format in which the price descends on subsequent bids. A transaction occurs when a "winner" is selected based on the lowest price and possibly other variables. Applications for reverse auctions can enable net markets as well as the pricing conducted throughout a supply chain. OpenSite Auction, AuctionNow and our Dynamic Pricing Toolkit products all contain reverse auction functionality. Companies representing that they have this software capability include Commerce One and Ariba. FreeMarkets provides a service for single-event procurement reverse auctions for the procurement of production parts, raw materials and commodities. We do not currently consider FreeMarkets a direct competitor because their offering is not provided as an ongoing application through a purchased license or outsourced service.

LICENSING, INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Protection of our technology and other proprietary assets and respect for the intellectual property rights of others are among our highest priorities. We rely heavily on various types of intellectual property for our success and competitive positioning. We use trademarks, copyrights, trade secrets and the laws pertaining to them as well as contractual provisions to protect our intellectual property. To date, none of our technology is patented. However, we continue to assess on an ongoing basis whether to use patents as a method to protect aspects of our intellectual property. Currently, our most important proprietary rights are those embodied in our Dynamic Pricing Toolkit, AuctionNow and OpenSite Auction products and BidStream.com Web site. However, no combination of intellectual property protections can provide complete assurance of the value of intellectual property or a guarantee of its continued availability. We believe that our knowledge of the marketplace, new product development, enhancements to existing products and the technical and creative abilities of our employees are equally important to the establishment and maintenance of our strong market position in a rapidly changing and evolving competitive and technological landscape.

     Creation and implementation of our technology, business model, marketing research and plans, lead generation activities, customer lists, alliance plans and similar proprietary assets are all protected at their inception and throughout their economic lifetimes by confidentiality and proprietary rights agreements that each of our employees is required to execute contemporaneously with commencement of employment. We also rely on confidentiality agreements entered into with contractors and vendors.

     All proprietary aspects of our licensed software are protected principally by the contractual provisions found in our standard confidentiality agreement. Each prospective customer is required to execute a confidentiality agreement before access to our products is granted, whether through a demonstration or directly. We also require execution of a standard comprehensive license agreement before unsupervised access to our products is granted. These licenses typically grant nonexclusive, nontransferable and perpetual access to the software at a single designated location within a single operating environment by trained users. Misuse of the software or violation of a contractual provision is grounds for revocation of the license.

     We also protect the source code for our proprietary software as a trade secret and a copyrighted work. We maintain a source code escrow arrangement with an independent third party. Some of our customers have limited access to the source code through this escrow under certain conditions, principally where we fail to support or maintain the software pursuant to our contractual obligations or where we cease doing business. This limited accessibility of our source code may increase the possibility of its misappropriation by third parties.

     There can be no assurance that we will be successful in protecting our proprietary technologies or that our competitors will not develop similar technology independently. Any failure to protect our intellectual property assets sufficiently could have a material adverse effect on our business.


     We own the registered trademarks "OpenSite," "AuctionWatch" and other marks and have applications pending with the US Patent and Trademark Office for registration of nine additional trademarks and service marks. We also claim rights in other unregistered marks. We also rely on these marks to protect our principal domain names. We police unauthorized use of our trademarks and service marks and take such action as may be necessary and advisable to protect them. Litigation may be required in the future to enforce our trademark rights.


     We integrate third party software into our products. This software has been acquired pursuant to license agreements and is supported by annual maintenance and support agreements with the software vendor. If we cannot continue to obtain licenses to these technologies or continue to obtain support from the providers, development and delivery of our planned software releases could be delayed until functionally equivalent software can be obtained or developed and integrated into our products. Such a possibility could have a material adverse effect on our business.

     We are actively seeking to expand our market reach to include a number of countries outside North America. The laws of many countries do not honor the protections of proprietary rights that are available in the United States. Litigation to protect intellectual property rights outside the United States could be very expensive and have uncertain results. Such litigation, whether or not successful is likely to be time-consuming and costly to prosecute, require the use of substantial management attention and resources and could have a material adverse effect on our business.

     Over the past few years, several software patents have been issued to companies providing various products and services related to auctions and dynamic pricing applications. In addition, many patent applications have reportedly been filed. Some of those patents issued are currently the subject of litigation in the federal courts. To date, we are not aware of any judicial pronouncements that would establish precedent in this area. Except as described below, we have not been notified that our products infringe on the proprietary rights of any third party. With the growth in the number of Web-based software products and services available from new and existing companies striving for a competitive advantage, claims of infringement of the intellectual property rights within this and related industry segments are expected to rise. These claims, whether or not they have merit, are likely to be time-consuming and costly to defend, require the use of substantial management attention and resources and could result in the need to enter into royalty or licensing arrangements, which may not be available on acceptable terms. Our inability to successfully defend a claim of product infringement coupled with an inability to license the subject technology or to develop non-infringing technology could have a material adverse effect on our business.

     In two instances we have received notices claiming that our technology infringed the intellectual property rights of others. While in one instance we have been offered a license of the intellectual property in question, we have declined that offer because we believe that no patent infringement exists. The second allegation claimed infringement of a patent application. Since the patent has not been issued, it cannot have been infringed. We are currently unable to assess any potential claims that may exist if the patent is issued.

LAW AND GOVERNMENTAL REGULATION

     We are subject to various laws and regulations affecting our business. While there are relatively few laws that actually exist to regulate Internet-related companies and electronic commerce in general, the sizeable growth of Internet usage and electronic commerce transactions has prompted many governmental bodies to commence consideration of legislation in such areas as pricing, content, data protection, privacy protection, intellectual property protection, taxation and consumer protection. Enactment of laws or regulations in these areas could place burdens on us, either directly or as a burden to electronic commerce in general.

     Laws applicable to electronic commerce and Internet communications are becoming more common. For instance, Congress has recently enacted the Digital Millennium Copyright Act relating to the availability and protection of copyrighted works on the Internet. Congress continues to consider laws relating to Internet taxation. Several states have taken the position that their laws and regulations governing the conduct, licensing and liability of auctions and auctioneers apply to online auctions. The European Union has recently enacted regulations relating to on-line privacy protections. These laws and regulations are very recent and their impact on us and our industry is yet to be determined. This could include litigation which, whether or not successful, would be likely to be time-consuming and costly and require the use of substantial management attention and resources. The application of these laws and regulations and others that may be enacted affecting the Internet and electronic commerce could have a material adverse effect on our business.

EMPLOYEES

     As of December 31, 1999, we had 107 full-time employees, of which 47 were in product development and customer services, 44 in sales and marketing and 16 in administration and other departments. None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

FACILITIES

     Our principal administrative, sales, marketing, support and research and development facility is located in approximately 33,000 square feet in Durham, North Carolina. We also maintain sales offices in California and in the United Kingdom. With an expansion of our North Carolina facility to a total of 42,000 square feet, currently under negotiation, we believe our facilities are adequate for our current requirements and will meet our growth needs for the foreseeable future.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings. However, we have entered into a letter of intent to acquire Bidder's Edge, which is currently engaged in a lawsuit filed by eBay. See "Business -- Proposed Acquisition of Bidder's Edge" for a more detailed discussion of this lawsuit.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their ages as of the date of this prospectus are as follows:

NAME                                       AGE                    POSITION
----                                       ---                    --------
Kip A. Frey..............................  41     President, Chief Executive Officer and
                                                  Director
Thomas F. Hanlon, III....................  35     Senior Vice President, Sales and Business
                                                  Development
Douglas B. Kubel.........................  42     Senior Vice President, Technology
Timothy K. Oakley........................  38     Senior Vice President and Chief Financial
                                                  Officer
Roger R. Edgar...........................  36     Vice President, Corporate Development and
                                                  Strategy
James R. Ford............................  46     Vice President, Finance
Grace Ueng Trombetta.....................  34     Vice President, Marketing
Richard E. Widin.........................  44...  Vice President, Business and Legal
                                                  Affairs
Justin Hall-Tipping(1)...................  42     Director
Russell Howard(2)........................  38     Director
Michael Brader-Araje.....................  31     Director
Ross B. Kenzie(1)........................  68     Director
Mitchell M. Mumma(2).....................  40     Director
Alan J. Taetle(1)........................  36     Director

---------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     KIP A. FREY has served as our President and a director of OpenSite since August 1998 and Chief Executive Officer since March 1999. From January 1998 to June 1998, Mr. Frey served as President of Accipiter, Inc., an Internet software company, which was acquired by CMGI, Inc. in April 1998. From June 1994 to December 1997, Mr. Frey was Executive Vice President of Ventana Communications Group, a division of International Thomson Publishing, a multimedia and software publisher. Mr. Frey negotiated and closed the sale of Ventana to International Thomson Publishing in 1994. Prior to that, Mr. Frey held various executive and legal positions at Turner Broadcasting System and practiced law with Parker, Poe, Adams & Bernstein. Mr. Frey is an Adjunct Professor at Duke University's Sanford Institute for Public Policy Studies and a visiting lecturer at Duke Law School. He received a J.D. from Duke University and an A.B. from the University of Southern California. Mr. Frey's employment agreement provides that Mr. Frey will serve as a member of our board of directors.

     THOMAS F. HANLON, III has served as our Senior Vice President, Sales and Business Development since January, 2000. From March 1999 to December 1999, he served as our Vice President, Sales and Business Development, and as our Director of Sales from May 1998 to March 1999. From January 1995 to April 1998, Mr. Hanlon served as Regional District Manager at Ultimate Software Group, a human resource and payroll software company. From November 1989 to December 1994, Mr. Hanlon served as Regional Sales Manager for ADP, Inc., a payroll and administrative services company. Mr. Hanlon received a B.S. in Business Management with a concentration in Finance at the State University of New York at Buffalo.

     DOUGLAS B. KUBEL has served as our Senior Vice President, Technology since April 1999. From October 1994 to March 1999, Mr. Kubel served as Vice President, Engineering and Technology at Interactive Magic, an entertainment software company. From September 1987 to September 1994, Mr. Kubel served as a Senior Manager for Sun Microsystems, a computer workstation and software vendor. Mr. Kubel has completed the Program for Technology Managers at the University of North Carolina at Chapel Hill's Kenan-Flagler School of Business and received a B.S. in Electrical Engineering from North Carolina State University.

     TIMOTHY K. OAKLEY has served as our Senior Vice President and Chief Financial Officer since July 1999. From April 1998 to July 1999, Mr. Oakley served as Vice President, Chief Financial Officer, Secretary and Treasurer for Strategic Technologies, Inc., a systems integration company. From April 1996 to March 1998, Mr. Oakley was Vice President, Chief Financial Officer, Secretary and Treasurer for Broadband Technologies, Inc., a publicly-held provider of telecommunications software and equipment. From October 1990 to March 1996, Mr. Oakley held various executive positions at MCI Communications, a telecommunications service provider, with his last position being Controller of the Consumer and Small Business Operating Unit and Director. Mr. Oakley is a CPA and received an M.B.A. from Emory University and a B.S.B.A. from East Carolina University.

     ROGER R. EDGAR has served as our Vice President, Corporate Development and Strategy since March 1999 and as our Director of Business Development from September 1998 to March 1999. From January 1998 to September 1998, Mr. Edgar served as Director of Business Development at Accipiter, Inc. From December 1995 to December 1997, Mr. Edgar was Product Manager and Business Development Manager at HAHT Software, Inc., an Internet development tools company. From July 1994 to December 1995, Mr. Edgar was a director at Jumpstart Development Corporation, a consulting firm. Mr. Edgar received an M.B.A. from Duke University and a B.S. in Finance from Babson College.

     JAMES R. FORD has served as our Vice President, Finance and Operations since October 1998. From January 1998 to October 1998, Mr. Ford served as the Controller for Research and Development of the Mobile Phones and Terminals division at Ericsson, a telecommunications products company. From December 1994 to January 1998, Mr. Ford served as Controller for Ventana Communications, a division of International Thomson Publishing, a multimedia and software publisher. Mr. Ford received an M.B.A. from Florida State University and a B.S. in Accounting and Finance from Gardner-Webb College.

     GRACE UENG TROMBETTA has served as our Vice President, Marketing since March 1999. From October 1998 to March 1999, Ms. Trombetta served as our Director of Marketing. From October 1996 to September 1998, Ms. Trombetta served as Director of Business Development for Interactive Magic. From September 1994 to September 1996, Ms. Trombetta served as Product Line Manager for The Learning Company, a children's educational software company. Ms. Trombetta received an M.B.A. from Harvard Business School and a B.S. in Management Science from Massachusetts Institute of Technology.

     RICHARD E. WIDIN has served as our Vice President, Business and Legal Affairs since March 1999. From March 1997 to March 1999, Mr. Widin served as Vice President and Director at A.M. Pappas & Associates, a venture capital and transaction services firm. From May 1995 to October 1996, Mr. Widin served as Senior Vice President, Planning and Administration for Imonics, a software and systems integration company. From 1991 to May 1995, Mr. Widin served as Vice President and General Counsel for Encompass, G.P., a logistics software company. Prior to that, Mr. Widin held various positions with CSX, General Electric and White & Case. Mr. Widin received a Master of Laws in Taxation from Georgetown University and both a J.D. and a B.S. in Accounting from Villanova University.

     MICHAEL BRADER-ARAJE, founder of OpenSite, has served as a director of OpenSite from our inception to May 1999 and from January 2000 to present. Mr. Brader-Araje served as our Chief Executive Officer from February 1996 to March 1999. From May 1996 to April 1997, Mr. Brader-Araje served as Director of Internet Services for SciQuest, a Web-based marketplace for scientific products. From October 1993 to April 1996, Mr. Brader-Araje served as a consultant to public and private schools working on technology in education initiatives. Mr. Brader-Araje received a M.Ed. from the University of Massachusetts -- Amherst, a M.A. in English from the University of Rochester and a B.A. in English from Lafayette College.

     JUSTIN HALL-TIPPING has served as a director of OpenSite since March 1999. Mr. Hall-Tipping is Managing Director of SG Capital Partners LLC. From 1995 to 1997, Mr. Hall-Tipping served as Director of the Data Intelligence Group for Reuters plc. From 1992 to 1995, Mr. Hall-Tipping founded and served as CEO of Heartbeat Corp. Mr. Hall-Tipping received an M.B.A. from Harvard Business School and a B.Sc. in International Finance and Banking from City University, London.

     RUSSELL HOWARD has served as a director of OpenSite since January 2000. Mr. Howard has served as a Senior Vice President in the Technology and Information Services Group within GE Equity since 1994. Mr. Howard has been part of GE Equity since 1994 and has been focused on electronic commerce and Internet software investing since 1997. From 1990 to 1994, Mr. Howard was a Senior Investment Manager for Equitable Capital Management Corp. in its private investing group. From 1984 to 1988, Mr. Howard served as Senior Associate for The Futures Group, a Connecticut-based management consulting firm specializing in long term strategic and technology consulting. Mr. Howard received an M.B.A. from the Darden School at the University of Virginia and a B.A. in Economics, cum laude, from Williams College.

     ROSS B. KENZIE has served as a director of OpenSite since January 1998. Prior to his retirement in 1989, Mr. Kenzie served as the Chairman of the Board and Chief Executive Officer of Goldome, a publicly-held banking corporation. Prior to joining Goldome in 1979, Mr. Kenzie served as Executive Vice President and Director of Merrill Lynch & Co. and Merrill, Lynch, Pierce, Fenner & Smith. Mr. Kenzie currently serves as a director of Rand Capital Corporation, a publicly-held venture capital company and as a Manager of Auction Ventures, LLC, a venture capital investor. Mr. Kenzie received a degree from the United States Military Academy at West Point, New York.

     MITCHELL M. MUMMA has served as a director of OpenSite since August 1998. Mr. Mumma has served as a General Partner of Intersouth Partners, a venture capital firm, since August 1989 and as a director for numerous other companies. Prior to that, Mr. Mumma held various management positions with technology companies. Mr. Mumma received a B.S. in Management Science from Duke University.

     ALAN J. TAETLE has served as a director of OpenSite since August 1998. Mr. Taetle has been a General Partner with Noro-Moseley Partners, a venture capital firm, since May 1998. From March 1995 to April 1998, Mr. Taetle was Executive Vice President of Marketing and Business Development for MindSpring Enterprises, an Internet Service Provider. From November 1992 to March 1995, Mr. Taetle served as Director of Operations and Product Management at CogniTech Corporation, a developer of retail management software. Mr. Taetle received an M.B.A. from Harvard Business School and a B.A. in Economics from the University of Michigan.

     Our board of directors consists of a single class of directors. Each of our directors serves for a term of one year. There are no family relationships between any of the directors or executive officers of OpenSite. Messrs. Hall-Tipping, Howard, Kenzie, Mumma and Taetle were elected to the board of directors in accordance with a Shareholders Agreement. This Shareholders Agreement has been terminated, and no continuing obligation to elect these persons to the board of directors will exist following this offering. Our letter of intent with

Bidder's Edge provides that its shareholders will have the right to appoint two additional directors to our board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The members of the Audit Committee are Messrs. Howard and Mumma. The Audit Committee reviews the scope and timing of our audit services, the auditor's report on our financial statements following completion of its audit and its policies and procedures with respect to internal accounting and financial control and any other services our independent auditor is asked to perform. In addition, the Audit Committee makes annual recommendations to the board of directors for the appointment of independent auditors for the following year.

     The members of the Compensation Committee are Messrs. Kenzie, Hall-Tipping, and Taetle. Mr. Kenzie is Chairman of the Compensation Committee. The Compensation Committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The Compensation Committee also administers our stock option plans.

COMPENSATION OF DIRECTORS

     Our directors currently do not receive any compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid by OpenSite during 1999 for our Chief Executive Officer, our former Chief Executive Officer and our four other most highly compensated executive officers who earned more than $100,000 during 1999. We may refer to these persons as our named executive officers elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                      ANNUAL COMPENSATION     COMPENSATION
                                      -------------------     ------------
                                                               SECURITIES
                                                               UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY      BONUS        OPTIONS       COMPENSATION(2)
---------------------------            ------      -----       ----------     ---------------
Kip A. Frey.........................  $181,971    $ 91,500       50,000           $2,531
Michael Brader-Araje(1).............    99,562       7,500           --            2,416
Thomas F. Hanlon, III...............    85,168     114,096       90,000            2,606
Grace Ueng Trombetta................   110,308      13,000      100,000            1,712
James R. Ford.......................   103,569      11,700           --            1,532
Timothy K. Oakley...................    85,593      25,000      350,000            1,969

---------------
(1) Mr. Brader-Araje, OpenSite's founder, served as our Chief Executive Officer until March 1999.

(2) Consists of matching contributions to a retirement savings plan.

OPTION GRANTS

     The following table provides summary information regarding stock options granted to our named executive officers during 1999.

     We calculated the potential realizable value of options in the table assuming the exercise price on the date the grant appreciates at the indicated rate for the entire term of the option and that the option holder exercises his options on the last day of its term at the appreciated price. All options listed have a term of 10 years. We assumed stock price appreciation of 5% and 10% pursuant to the rules of the Securities and Exchange Commission. We cannot assure you that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other rate.

                           OPTION GRANTS DURING 1999
                               INDIVIDUAL GRANTS

                                                                                   POTENTIAL REALIZABLE
                                              PERCENTAGE                                 VALUE AT
                                 NUMBER OF     OF TOTAL                            ASSUMED ANNUAL RATES
                                 SECURITIES    OPTIONS     EXERCISE                         OF
                                 UNDERLYING   GRANTED TO    PRICE                       STOCK PRICE
                                  OPTIONS     EMPLOYEES      PER      EXPIRATION     APPRECIATION FOR
                                  GRANTED      IN 1999      SHARE        DATE           OPTION TERM
                                 ----------   ----------   --------   ----------   --------------------
NAME                                                                                  5%          10%
----                                                                                  --          ---
Kip A. Frey....................    50,000         3.7%      $5.00       5/26/09
Michael Brader-Araje...........        --          --          --            --
Thomas F. Hanlon, III..........    60,000         4.4        5.00       5/26/09
                                   30,000         2.2        0.08       7/10/08
Grace Ueng Trombetta...........    15,000         1.1        0.15       1/29/09
                                   85,000         6.3        0.15      12/11/08
James R. Ford..................        --          --          --            --
Timothy K. Oakley..............   350,000        25.8        5.00        7/6/09

FISCAL YEAR END OPTION VALUES

     The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by our named executive officers as of December 31, 1999. None of these executive officers exercised options during 1999. We have calculated the value of in-the-money options based on the estimated fair market value for our common stock of $5.24 per share on December 31, 1999.

                                      FISCAL YEAR END OPTION
                                              VALUES
                                       NUMBER OF SECURITIES
                                            UNDERLYING
                                      UNEXERCISED OPTIONS AT      VALUE OF UNEXERCISED IN-THE-MONEY
                                         DECEMBER 31, 1999           OPTIONS AT DECEMBER 31, 1999
                                    ---------------------------   ----------------------------------
NAME                                EXERCISABLE   UNEXERCISABLE     EXERCISABLE       UNEXERCISABLE
----                                -----------   -------------     -----------       -------------
Kip A. Frey.......................         0          50,000
Michael Brader-Araje..............        --              --
Thomas F. Hanlon, III.............    11,875          78,125
Grace Ueng Trombetta..............    29,166          70,834
James R. Ford.....................        --              --
Timothy K. Oakley.................         0         350,000

     STOCK OPTION PLAN. Our stock option plan became effective as of July 10, 1998. The aggregate number of shares reserved for issuance under the Stock Option Plan is 3,457,251 shares. The purpose of the stock option plan is to provide incentives for key employees, officers, consultants and directors to promote our success and to enhance our ability to attract and retain the services of such persons. Options granted under the stock option plan may be either options intended to qualify as "incentive stock options" under Section 422 of the Code or nonqualified stock options.

     As of December 31, 1999, 42,749 shares of common stock had been issued under the stock option plan and options to purchase 1,813,622 shares of common stock were outstanding under the stock option plan at a weighted average exercise price of $3.14 per share.

     401(K) PROFIT SHARING PLAN. OpenSite maintains a 401(k) Profit Sharing Plan which is intended to be a tax-qualified defined contribution plan under
Section 401(k) of the Code. In general, all employees of OpenSite are eligible to participate. The 401(k) Plan includes a salary deferral arrangement pursuant to which participants may contribute, subject to certain Code limitations, a maximum of 15% of their first $66,666 in salary on a pre-tax basis. Subject to certain Code limitations, OpenSite may make a matching contribution at a rate of 100% of the participant's contributions, up to 3% of the participant's salary. A separate account is maintained for each participant in the 401(k) Plan. The portion of a participant's account attributable to his or her own contributions is 100% vested. The portion of the account attributable to OpenSite contributions is 100% vested. Distributions from the 401(k) Plan may be made in the form of a lump-sum cash payment or in installment payments.

EMPLOYMENT AGREEMENTS

     In August 1998, OpenSite and Kip A. Frey entered into an Executive Employment Agreement. Subsequently, effective as of July 8, 1999, OpenSite and Mr. Frey entered into an Amended and Restated Executive Employment Agreement pursuant to which Mr. Frey serves as the President, Chief Executive Officer, and as a member of the board of directors of OpenSite. The agreement provides for an annual salary of $150,000 through and including May 31, 1999, with an increase in annual salary to $200,000 beginning as of June 1, 1999. The agreement also provides for a bonus plan with a targeted bonus of up to 50% of the annual salary based upon performance standards determined by the board of directors. The initial term of this agreement expires on December 31, 2002 and, unless terminated, the agreement will renew on an annual basis thereafter. If we terminate Mr. Frey's employment without cause or as a result of a change of control of OpenSite, Mr. Frey will be entitled to receive his then current base salary, benefits and pro rata bonus for twelve months after termination. The agreement contains provisions restricting Mr. Frey from competing with our business or soliciting our customers during his employment and for a period of one year thereafter.

     In June 1999, OpenSite and Timothy K. Oakley entered into a letter agreement concerning the terms of his employment as Senior Vice President and Chief Financial Officer. The letter agreement provides for an annual salary of $175,000, a signing bonus of $25,000 and a targeted bonus of up to 40% of his annual salary. The bonus will be paid semi-annually based equally on OpenSite's performance and his performance in meeting agreed upon objectives. Mr. Oakley was also granted options to acquire 350,000 shares pursuant to the letter agreement. Of these options, 300,000 are subject to a time-based vesting schedule over four years, provided that vesting may be partially accelerated based on the value of OpenSite's common stock achieving specified values over this time. The remaining 50,000 options will vest upon the earlier of the completion of four years of service and the achievement of agreed upon performance objectives. If we terminate Mr. Oakley's employment without cause, Mr. Oakley will be entitled to receive a severance payment equal to his then current salary.

     In January 2000, the board of directors adopted change of control compensation provisions for our other executive officers. Each of these executives will receive 12 months salary and 50% of his or her annual bonus if he or she is terminated or constructively terminated following a change of control of OpenSite.

                           RELATED PARTY TRANSACTIONS

     In August 1998, OpenSite loaned Mr. Frey $65,000, which he used to purchase shares of our common stock. These shares are subject to an Amended and Restated Restricted Stock Agreement dated as of July 8, 1999, pursuant to which the agreement states that the August 1998 note was cancelled and re-issued and re-executed as of October 1998. This loan bears interest at a rate of 6% per annum and is repayable on December 31, 2002. As of December 31, 1999, the total principal and accrued interest under this loan was approximately $69,000.

     In March 1999, OpenSite loaned Mr. Frey $300,000. This loan bears interest at the rate of 6% per annum and is repayable upon the earlier of the termination of Mr. Frey's employment with OpenSite or December 31, 2002. As of December 31, 1999, the total principal and accrued interest under this loan was approximately $303,000. Mr. Frey pledged his shares of common stock of OpenSite to secure this loan.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale by OpenSite of common stock in this offering by:

     - each director of OpenSite;

     - all executive officers and directors of OpenSite as a group; and

     - all those known by OpenSite to be beneficial owners of more than five percent of the outstanding shares of common stock. Unless otherwise set forth herein, the street address of the named beneficial owner is 2800 Meridian Parkway, Durham, North Carolina 27713.

                                                 SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                        OWNED                 OWNED AFTER
                                                 PRIOR TO OFFERING(1)           OFFERING
                                                ----------------------    --------------------
NAME                                             SHARES        PERCENT     SHARES      PERCENT
----                                             ------        -------     ------      -------
Noro-Moseley Partners IV, L.P.................  4,000,000(2)    14.4%     4,000,000
  9 North Parkway Square
  4200 Northside Parkway, NW
  Atlanta, Georgia 30327
Auction Ventures, LLC.........................  3,243,681       11.7      3,243,681
  369 Franklin Street
  Buffalo, New York 14202
SGC Partners II LLC...........................  3,125,000(3)    11.3      3,125,000
  1221 Avenue of the Americas
  New York, New York 10020
Michael Brader-Araje..........................  2,839,312       10.2      2,839,312
Mark Jauquet..................................  2,839,312       10.2      2,839,312
GE Capital Equity Investments, Inc............  2,500,000(4)     9.0      2,500,000
  120 Long Ridge Road
  Stamford, Connecticut 06927
Intersouth Partners IV, L.L.C.................  2,437,500        8.8      2,437,500
  One Copley Parkway, Suite 102
  Morrisville, North Carolina 27713
Southeast Interactive Technology Fund II,
  LLC.........................................  1,875,000        6.8      1,875,000
  2525 Meridian Parkway, Suite 300
  Durham, North Carolina 27713
Wakefield Group, II, LLC......................  1,562,500        5.6      1,562,500
  1110 East Morehead Street
  Charlotte, North Carolina 28204
CNET, Inc.....................................  1,500,000        5.4      1,500,000
  150 Chestnut Street
  San Francisco, California 94111
Kip A. Frey...................................    650,000        2.3        650,000
Justin Hall-Tipping...........................         --         --             --       --
Russell Howard................................         --         --             --       --
Ross B. Kenzie................................  3,243,681(5)    11.7      3,243,681
Mitchell M. Mumma.............................  2,437,500(6)     8.8      2,437,500
Alan J. Taetle................................  4,000,000(7)    14.4      4,000,000
All directors and executive officers as a
  group (14 persons)(2)(3)(4)(5)(6)(7)........ 13,260,493       47.8     13,260,493

---------------
(1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to this offering consists of 27,734,844 shares outstanding as of December 31, 1999. The number of shares of common stock deemed outstanding after this offering includes an
    additional                shares that are being offered for sale by OpenSite
    in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares.

(2) Includes shares owned by Noro-Moseley Partners IV-B, L.P., a related entity.

(3) SGC Partners II LLC is a wholly owned subsidiary of SG Merchant Banking Fund L.P. The general partner of SG Merchant Banking Fund L.P. is SG Capital Partners L.L.C. SG Cowen Securities Corporation, a wholly owned subsidiary of Societe Generale, is the managing member of SG Capital Partners L.L.C. As a result of these relationships, SG Merchant Banking Fund L.P., SG Capital Partners L.L.C., SG Cowen Securities Corporation and Societe Generale may each be deemed to share beneficial ownership of these shares. Each of these entities disclaims such beneficial ownership.

(4) GE Capital Equity Investments, Inc. ("GE Equity"), a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"), shares beneficial ownership with GECC with respect to all of such shares held of record by GE Equity.

(5) Consists of shares owned by Auction Ventures, LLC, of which Mr. Kenzie serves as Manager. Mr. Kenzie disclaims beneficial ownership of such shares.

(6) Consists of shares owned by Intersouth Partners IV, L.L.C., of which Mr. Mumma is a General Partner. Mr. Mumma disclaims beneficial ownership of such shares.

(7) Consists of shares owned by Noro-Moseley Partners IV, L.P., of which Mr. Taetle is a General Partner. Mr. Taetle disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of (1) 75,000,000 shares of common stock, $.01 par value per share, and (2) 10,000,000 shares of preferred stock, $.01 par value per share. As of December 31, 1999, we had issued and outstanding 27,734,844 shares of common stock. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of shares of our common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of our stockholders. Holders of shares of our common stock may not cumulate votes in the election of directors. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of our common stock are entitled to share ratably in such dividends as may be declared and paid out of legally available funds. In the event of dissolution, liquidation or winding up of OpenSite, holders of our shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change of control of OpenSite. In addition, the issuance of preferred stock may have the effect of limiting or modifying the rights of holders of our common stock. There are no outstanding shares of preferred stock and no series have been designated.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Delaware law, all stockholder actions must be effected at a duly called annual or special meeting. Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the board of directors or our Chief Executive Officer. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our Secretary of the stockholder's intention to bring such business before the meeting. The holders of a majority of our outstanding shares will constitute a quorum for the transaction of business. Each stockholder has one vote per share of stock. Except as explained below or provided by Delaware law, approval of a majority of those stockholders who are present is required to take any action.

     Our certificate of incorporation and bylaws provide that a director may be removed from office only with cause by the affirmative vote of at least 75% of all shares voting on the removal. Cause is defined as incompetence, mental or physical incapacity, breach of fiduciary duty involving dishonesty, personal profit, a failure to perform stated duties or a violation of law. In addition, the provisions of our certificate of incorporation that relate to the election and removal of directors and the prohibition on the calling of special meetings by stockholders and actions by stockholders by written consent may only be amended by a vote of 75% of our outstanding shares of voting stock. Our bylaws may only be amended by our board of directors or by a vote of 75% of our outstanding shares of voting stock.

     These provisions of our certificate of incorporation and bylaws are intended to discourage types of transactions that may involve an actual or threatened change of control of OpenSite. Such provisions are designed to reduce the vulnerability of OpenSite to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of OpenSite. Such provisions are also intended to discourage tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for our shares and, consequently, may also inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of OpenSite.

EFFECT OF DELAWARE ANTITAKEOVER STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, or the Antitakeover Law, which regulates corporate acquisitions. The Antitakeover Law may prevent a Delaware corporation, including one whose securities are listed for trading on the Nasdaq National Market, from engaging in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. For purposes of the Antitakeover Law, a "business combination" includes, among other things, a merger or consolidation involving OpenSite and the interested stockholder and the sale of more than 10% of OpenSite's assets. In general, the Antitakeover Law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of OpenSite and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may opt out of the Antitakeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of the provisions of the Antitakeover Law.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our bylaws and Section 145 of the Delaware General Corporation Law require us to indemnify:

     - a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director was a party because such director was a director of OpenSite against reasonable expenses incurred by the director in connection with the proceeding; and

     - an individual who is made a party to a proceeding because such individual is or was a director or officer of OpenSite against liability incurred by such individual in the proceeding if the individual acted in a manner believed in good faith to be in or not opposed to the best interests of OpenSite and, in the case of any criminal proceeding, such individual had no reasonable cause to believe such individual's conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or other persons controlling us pursuant to the foregoing provisions, we recognize that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LIMITATIONS OF DIRECTOR LIABILITY

     Our certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by the Delaware General Corporation Law. Such provisions provide that no OpenSite director shall have personal liability to OpenSite or to its stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to OpenSite or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for voting or assenting to unlawful distributions; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment, modification or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the Delaware General Corporation Law is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of OpenSite will be so further limited to the greatest extent permitted by the Delaware General Corporation Law.

REGISTRATION RIGHTS

     We have granted registration rights to some of our existing stockholders covering 20,243,681 shares of our common stock and 196,257 shares of common stock subject to an outstanding warrant. Subject to specified limitations, approximately six months after the date of this prospectus, holders of these securities may require that we register all or part of these securities for sale under the Securities Act as long as the offering value of the securities to be registered on any occasion is in excess of $20,000,000. Until we are entitled to register our shares on Form S-3, a short form registration statement, these holders may only make four such demands. Once we are entitled to use Form S-3, which may be as early as March 2001, these holders may make such demands on an unlimited number of occasions.

     Our letter of intent with Bidder's Edge provides for the issuance of 8,941,307 shares of common stock in connection with the acquisition following the consummation of this offering. Pursuant to the letter of intent, the holders of these shares will be entitled to registration rights that are, generally, similar to those granted to existing holders of restricted common stock.

     If we register any of our common stock, either for our own account or for the account of other security holders, and the registration form to be used may be used for the registration of the securities of the holders described above, the holders are entitled to include their shares of common stock in the registration. All of these holders have waived their rights to register securities in connection with this offering.

     In all cases, a holder's right to include shares in a registration is subject: (1) to a registration priority arrangement and (2) in an underwritten registration, to the ability of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of all of the registrations will be paid by us, and all selling expenses (e.g., underwriting discounts, selling commissions and stock transfer taxes) will be paid by the holders of the securities being registered.

LISTING

     We have applied for trading and quotation of our common stock on the Nasdaq National Market under the trading symbol "OPNS."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such shares may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, shares sold in this offering will be freely tradable without restriction or registration under the Securities Act, unless such shares are
purchased by our affiliates. In addition,        shares sold in this offering
will be subject to the lock-up agreements described below assuming that we sell all shares reserved under our directed share program to the entities or persons for whom these shares have been reserved. The remaining 27,734,844 shares of our common stock are held by existing stockholders. Such shares, as well as any shares sold in this offering that are purchased by one of our affiliates, are restricted securities that may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below.

     As a result of the lock-up agreements described below and the provisions of Rules 144 and 701, the shares sold under our directed share program and the restricted securities will be available for sale in the public market as follows:

     - 1,162,539 shares will be freely tradable without restriction or registration under the Securities Act upon expiration of the lock-up agreements; and

     - 26,572,305 shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of the lock-up agreements.

     LOCK-UP AGREEMENTS. All of our officers, directors and stockholders and holders of most of our outstanding options have signed lock-up agreements under which they have agreed that for a period 180 days following the date of this prospectus, without the prior written consent of Goldman, Sachs & Co., they will not:

     - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act); or

     - enter into any swap or other arrangement that transfers to another person, in whole or in part, any of the economic consequences of ownership of our common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     RULE 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, including an affiliate of ours, who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of:

     - 1% of the number of shares of our common stock then outstanding, which
       will equal approximately           shares immediately after this
       offering; or

     - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale.

     Such sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     RULE 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions. Specifically, shares acquired pursuant to Rule 701 may be sold by nonaffiliates without regard to the holding period, volume limitations or information or notice requirements of Rule 144, and by our affiliates without regard to the holding period requirement.

     REGISTRATION RIGHTS. Upon completion of this offering, the holders of 20,243,681 shares of our common stock and the holder of 196,257 shares of our common stock issuable upon the exercise of warrants outstanding as of December 31, 1999, or their transferees, will be entitled to rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights." After such a registration, these shares become freely tradable without restriction under the Securities Act.

     STOCK OPTIONS AND WARRANTS. Options to purchase an aggregate of 228,373 shares of our common stock are fully vested as of December 31, 1999. Of the
total shares issuable pursuant to these vested options,           are subject to
the 180-day lock-up agreements described above. As of December 31, 1999, options to purchase an additional 1,643,629 shares of common stock were outstanding but subject to future vesting and an additional 1,454,409 shares of common stock were available for future grants under our stock option plan. In addition, 196,257 shares of common stock are issuable upon the exercise of warrants outstanding as of December 31, 1999.

     BIDDER'S EDGE. The letter of intent provides for the issuance of 8,941,307 shares of common stock in connection with our acquisition of Bidder's Edge following the consummation of this offering. These shares will be restricted securities. The holders of these shares will be entitled to rights with respect to the registration of these shares under the Securities Act.

     Following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable pursuant to our stock option plan. Subject to the lock-up agreements, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they qualify for an exemption from registration under Rule 144 or 701.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock to be sold in this offering will be passed upon for OpenSite by Morris, Manning & Martin, L.L.P., Atlanta, Georgia, and other legal matters relating to this offering will be passed on for us by Hutchison & Mason, PLLC, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                                  UNDERWRITING

     OpenSite and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Chase Securities Inc., The Robinson-Humphrey Company, LLC and SoundView Technology Group, Inc. are the representatives of the underwriters.

                                                              Number of
Underwriters                                                   Shares
------------                                                  ---------
Goldman, Sachs & Co.........................................
Chase Securities Inc........................................
The Robinson-Humphrey Company, LLC..........................
SoundView Technology Group, Inc.............................
Wachovia Securities, Inc....................................
     TOTAL..................................................

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from OpenSite to cover these sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by OpenSite. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                Paid by OpenSite

                                                     NO EXERCISE    FULL EXERCISE
                                                     -----------    -------------
Per Share..........................................   $               $
Total..............................................   $               $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any of those securities dealers may resell any shares purchased from the underwriters to
other brokers or dealers at a discount of up to $     per share from the initial
public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     OpenSite and its directors, officers, employees and other holders of substantially all its securities have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated among OpenSite and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, are OpenSite's historical performance, estimates of OpenSite's business potential and earnings prospects, an assessment of OpenSite's management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

     A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters of this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

     OpenSite has applied to have its common stock approved for quotation on the Nasdaq National Market under the symbol "OPNS".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purposes of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short-sale covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     At the request of OpenSite, the underwriters have reserved for sale at the
initial public offering price an aggregate of                shares in this
offering as follows:

                       -  up to        shares to The Chase Manhattan
                                       Corporation;
                       -  up to        shares to CNET, Inc;
                       -  up to        shares to Excite@Home;
                       -  up to        shares to InfoSpace.com, Inc.;
                       -  up to        shares to TransCosmos, Inc.; and

                       -  up to        shares to VerticalNet, Inc.


     The number of shares available for sale to the general public will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

     OpenSite estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $___________.

     OpenSite has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933.

                                    EXPERTS

     The consolidated financial statements of OpenSite as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Bidder's Edge as of December 31, 1998 and 1999 and for the years then ended and for the period from inception through December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

     On May 10, 1999, we dismissed KPMG LLP and engaged PricewaterhouseCoopers LLP as our independent accountants. Our board of directors participated in and approved the decision to change independent accountants. The report of KPMG LLP on our financial statements for the two years in the period ended December 31, 1998 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the two years in the period ended December 31, 1998 and through May 10, 1999, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's Web site referred to above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  Pro Forma Condensed Combined Balance Sheet as of December
     31, 1999 (Unaudited)...................................   F-3
  Pro Forma Condensed Combined Statement of Operations for
     the year ended December 31, 1999 (Unaudited)...........   F-4
  Pro Forma Condensed Combined Statement of Operations for
     the year ended December 31, 1998 (Unaudited)...........   F-5
  Pro Forma Condensed Combined Statement of Operations for
     the year ended December 31, 1997 (Unaudited)...........   F-6
  Notes to Pro Forma Condensed Combined Financial Statements
     (Unaudited)............................................   F-7
OPENSITE TECHNOLOGIES, INC. CONSOLIDATED FINANCIAL
  STATEMENTS
  Report of Independent Accountants.........................   F-9
  Consolidated Balance Sheets as of December 31, 1998 and
     1999...................................................  F-10
  Consolidated Statements of Operations for the years ended
     December 31, 1997, 1998 and 1999.......................  F-11
  Consolidated Statements of Stockholders' Equity (Deficit)
     for the years ended December 31, 1996, 1997, 1998 and
     1999...................................................  F-12
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1998 and 1999.......................  F-13
  Notes to Consolidated Financial Statements................  F-14
BIDDER'S EDGE, INC. FINANCIAL STATEMENTS
  Report of Independent Accountants.........................  F-29
  Balance Sheets as of December 31, 1998 and 1999...........  F-30
  Statements of Operations for the years ended December 31,
     1998 and 1999 and for the period from April 7, 1997
     (date of inception) to December 31, 1999...............  F-31
  Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1997, 1998 and 1999.................  F-32
  Statements of Cash Flows for the years ended December 31,
     1998 and 1999 and for the period from April 7, 1997
     (date of inception) to December 31, 1999...............  F-33
  Notes to Financial Statements.............................  F-34

         PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)

     The following is an unaudited pro forma condensed combined balance sheet (the "Pro Forma Balance Sheet") as of December 31, 1999 and unaudited pro forma condensed combined statements of operations (the "Pro Forma Statements of Operations") for the years ended December 31, 1997, 1998, and 1999. The Pro Forma Balance Sheet assumes the Company's proposed acquisition of Bidder's Edge, Inc. (the "Proposed Acquisition") was consummated as of December 31, 1999 and accounted for as a pooling-of-interests as defined by Accounting Principles Board Opinion No. 16 ("APB No. 16"). The Pro Forma Statements of Operations for the years ended December 31, 1997, 1998, and 1999 give effect to the Company's Proposed Acquisition as if such transaction been consummated on January 1, 1997 and accounted for as a pooling-of-interests.

     For all periods presented in the Pro Forma Statements of Operations, the average number of common and common equivalent shares gives effect to the issuance of 8,941,307 shares of OpenSite Technologies, Inc.'s ("OpenSite") common stock, a proposed 3.3706 exchange ratio (the "Exchange Ratio"), for all of the issued and outstanding shares of Bidder's Edge, Inc. ("Bidder's Edge"). The Pro Forma Statements of Operations do not reflect any expenses of the Proposed Acquisition, which are expected to be approximately $400,000.

     Certain data and notes normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The accompanying unaudited pro forma condensed combined financial statements and notes ("Pro Forma Financial Statements") have been prepared by the management of OpenSite and Bidder's Edge based upon the historical financial statements of OpenSite and Bidder's Edge. The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of OpenSite and Bidder's Edge included elsewhere in this prospectus.

     The Pro Forma Financial Statements do not purport to be indicative of the actual financial position or results of operations that would have been achieved had the Company's Proposed Acquisition been consummated as of the assumed dates or that may be achieved in the future.

                          OPENSITE TECHNOLOGIES, INC.

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1999
                                  (UNAUDITED)

                                                                                   OPENSITE AND
                                                                                   BIDDER'S EDGE
                                    OPENSITE     BIDDER'S EDGE    CONFORMING         PRO FORMA
                                   HISTORICAL     HISTORICAL     ADJUSTMENTS         COMBINED
                                   ----------    -------------   -----------       -------------
                                             ASSETS
Cash and cash equivalents.......  $ 10,599,244    $ 4,802,054    $         --      $ 15,401,298
Investments, held-to-maturity...            --      1,963,213              --         1,963,213
Accounts receivable, net........     2,385,814             --              --         2,385,814
Prepaid expenses................       338,439         45,060              --           383,499
                                  ------------    -----------    ------------      ------------
          Total current
            assets..............    13,323,497      6,810,327              --        20,133,824
Property and equipment, net.....     1,064,290        297,520              --         1,361,810
Investments held-to-maturity....            --        700,889              --           700,889
Notes receivable from officer...       300,000             --              --           300,000
Other assets....................       259,762             --              --           259,762
                                  ------------    -----------    ------------      ------------
          Total assets..........  $ 14,947,549    $ 7,808,736    $         --      $ 22,756,285
                                  ============    ===========    ============      ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable................  $    204,210    $   459,949    $         --      $    664,159
Accrued expenses................     3,034,027        208,913         400,000(1)      3,642,940
Deferred revenue................     1,762,346             --              --         1,762,346
                                  ------------    -----------    ------------      ------------
          Total current
            liabilities.........     5,000,583        668,862         400,000         6,069,445
Mandatorily redeemable
  convertible preferred stock in
  series........................    80,458,786             --     (80,458,786)(2)            --
Stockholders' equity (deficit):
  Preferred stock in series.....            --         11,527         (11,527)(3)            --
  Common stock..................        93,547         15,000         183,802(2)        366,762
                                                                       74,413(3)
  Additional paid-in capital....            --     10,924,715      77,479,710(2)     88,341,539
                                                                      (62,886)(3)
  Deferred compensation.........       (93,273)      (152,144)                         (245,417)
  Treasury stock................    (2,795,274)            --       2,795,274(2)             --
  Accumulated other
     comprehensive income.......        (1,389)            --              --            (1,389)
  Accumulated deficit...........   (67,636,931)    (3,659,224)       (400,000)(1)   (71,696,155)
  Notes receivable from
     stockholders...............       (78,500)            --              --           (78,500)
                                  ------------    -----------    ------------      ------------
          Total stockholders'
            equity (deficit)....   (70,511,820)     7,139,874      80,058,786        16,686,840
                                  ------------    -----------    ------------      ------------
          Total liabilities and
            stockholders' equity
            (deficit)...........  $ 14,947,549    $ 7,808,736    $         --      $ 22,756,285
                                  ============    ===========    ============      ============

  See accompanying notes to pro forma condensed combined financial statements
                                  (unaudited).

                          OPENSITE TECHNOLOGIES, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)

                                                                                 OPENSITE AND
                                                                                 BIDDER'S EDGE
                                   OPENSITE      BIDDER'S EDGE    CONFORMING       PRO FORMA
                                  HISTORICAL      HISTORICAL      ADJUSTMENTS      COMBINED
                                  ----------     -------------    -----------    -------------
Revenue........................  $  7,877,639     $        --     $        --    $  7,877,639
Cost and operating expense:
  Cost of revenue..............     1,862,804              --              --       1,862,804
  Sales and marketing..........    10,629,393         959,637              --      11,589,030
  Product development..........     2,979,795       1,395,042              --       4,374,837
  General and administrative...     5,210,056         805,776              --       6,015,832
                                 ------------     -----------     -----------    ------------
          Total operating
            expense............    20,682,048       3,160,455              --      23,842,503
                                 ------------     -----------     -----------    ------------
          Operating loss.......   (12,804,409)     (3,160,455)             --     (15,964,864)
Interest income, net...........       598,953         159,560              --         758,513
                                 ------------     -----------     -----------    ------------
  Net loss.....................   (12,205,456)     (3,000,895)             --     (15,206,351)
Accretion of preferred stock...   (53,163,530)             --      53,163,530(b)           --
                                 ------------     -----------     -----------    ------------
          Net loss available to
            common
            stockholders.......  $(65,368,986)    $(3,000,895)    $53,163,530    $(15,206,351)
                                 ============     ===========     ===========    ============
Net loss available to common
  stockholders per common
  share -- basic and diluted...  $      (8.34)                                   $      (0.46)
                                 ============                                    ============
Weighted average shares used in
  basic and diluted net loss
  available to common
  stockholders per common share
  calculation(a)...............     7,837,992                                      32,882,267
                                 ============                                    ============

  See accompanying notes to pro forma condensed combined financial statements
                                  (unaudited).

                          OPENSITE TECHNOLOGIES, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                                  OPENSITE AND
                                                                                  BIDDER'S EDGE
                                       OPENSITE     BIDDER'S EDGE   CONFORMING      PRO FORMA
                                      HISTORICAL     HISTORICAL     ADJUSTMENTS     COMBINED
                                      ----------    -------------   -----------   -------------
Total revenue.......................  $ 1,280,545    $       --     $        --    $ 1,280,545
Cost and operating expense:
  Cost of revenue...................      148,489            --              --        148,489
  Sales and marketing...............    1,917,745        44,849              --      1,962,594
  Product development...............      695,282       284,752              --        980,034
  General and administrative........      922,689       258,660              --      1,181,349
                                      -----------    ----------     -----------    -----------
          Total operating
            expenses................    3,684,205       588,261              --      4,272,466
                                      -----------    ----------     -----------    -----------
          Operating loss............   (2,403,660)     (588,261)             --     (2,991,921)
Interest income (expense), net......       42,943       (20,545)             --         22,398
                                      -----------    ----------     -----------    -----------
          Net loss..................   (2,360,717)     (608,806)             --     (2,969,523)
Distributions to preferred
  stockholders......................      (39,457)           --              --        (39,457)
Accretion of preferred stock........     (324,661)           --              --       (324,661)
                                      -----------    ----------     -----------    -----------
          Net loss available to
            common stockholders.....  $(2,724,835)   $ (608,806)    $        --    $(3,333,641)
                                      ===========    ==========     ===========    ===========
Net loss available to common
  stockholders per common share --
  basic and diluted.................  $     (0.32)                                 $     (0.25)
                                      ===========                                  ===========
Weighted average shares used in
  basic and diluted net loss
  available to common stockholders
  per common share calculation(a)...    8,622,739                                   13,515,779
                                      ===========                                  ===========

  See accompanying notes to pro forma condensed combined financial statements
                                  (unaudited).

                          OPENSITE TECHNOLOGIES, INC.

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)

                                                                                   OPENSITE AND
                                                                                   BIDDER'S EDGE
                                      OPENSITE     BIDDER'S EDGE    CONFORMING       PRO FORMA
                                     HISTORICAL     HISTORICAL      ADJUSTMENTS      COMBINED
                                     ----------    -------------    -----------    -------------
Revenue............................  $ 339,703      $       --      $        --     $   339,703
Cost and operating expense:
  Cost of revenue..................     28,010              --               --          28,010
  Sales and marketing..............     43,541              --               --          43,541
  Product development..............    105,054          25,244               --         130,298
  General and administrative.......     35,607          24,279               --          59,886
                                     ---------      ----------      -----------     -----------
          Total operating
            expense................    212,212          49,523               --         261,735
                                     ---------      ----------      -----------     -----------
          Operating income
            (loss).................    127,491         (49,523)              --          77,968
Interest income (expense), net.....      2,336              --               --           2,336
                                     ---------      ----------      -----------     -----------
          Net income (loss)........  $ 129,827      $  (49,523)     $        --     $    80,304
                                     =========      ==========      ===========     ===========
Net income (loss) per common
  share -- basic and diluted.......  $    0.02                                      $      0.01
                                     =========                                      ===========
Weighted average shares used in
  basic and diluted net income
  (loss) per common share
  calculation(a)...................  8,142,676                                       11,513,276
                                     =========                                      ===========

See accompanying notes to pro forma condensed combined financial statements (unaudited).

                          OPENSITE TECHNOLOGIES, INC.

                          NOTES TO PRO FORMA CONDENSED
                   COMBINED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

     The unaudited pro forma condensed combined financial statements reflect the combined operations and financial position of OpenSite and Bidder's Edge as if the Proposed Acquisition had been consummated and accounted for as a pooling-of-interests. The unaudited pro forma condensed combined balance sheet presents the combined financial position of OpenSite and Bidder's Edge as if the Proposed Acquisition was consummated on December 31, 1999.

     The pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. OpenSite and Bidder's Edge believe that such adjustments provide a reasonable basis for presenting all of the significant effects of the Proposed Acquisition. Management of OpenSite and Bidder's Edge also believe that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma condensed combined financial statements.

     The pro forma financial statements do not reflect any synergies, cost savings and operational efficiencies that may become available to the combined enterprise as a result of the Proposed Acquisition.

2. PRO FORMA ACCOUNTING ADJUSTMENTS -- BALANCE SHEET

     (1) To increase pro forma combined accumulated deficit for non-recurring costs (as currently estimated by management) directly associated with the Proposed Acquisition, estimated at approximately $400,000. These costs will be expended upon consummation of the Proposed Acquisition.

     (2) To reflect the conversion of 20,243,681 shares of OpenSite's mandatorily redeemable convertible preferred stock into 20,243,681 shares of OpenSite's common stock, of which 1,863,515 will be issued from Treasury.

     (3) To reflect the conversion of 1,152,727 shares of Bidder's Edge Series A and Series B convertible preferred stock into 1,152,727 shares of Bidder's Edge common stock immediately prior to the Proposed Acquisition and the issuance of 8,941,307 shares of OpenSite's common stock in exchange for all of the issued and outstanding shares of Bidder's Edge common stock.

                          OPENSITE TECHNOLOGIES, INC.

                          NOTES TO PRO FORMA CONDENSED
            COMBINED FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

3. PRO FORMA ACCOUNTING ADJUSTMENTS -- INCOME STATEMENT

     (a) Pro forma net income (loss) per share is computed by dividing the pro forma net income (loss) by the pro forma weighted average shares outstanding for the period presented. The pro forma weighted average shares outstanding ("WASO") for the years ended December 31, 1997, 1998, and 1999 is calculated as follows:

                                                             YEARS ENDING DECEMBER 31,
                                                      ---------------------------------------
                                                         1997          1998          1999
                                                      -----------   -----------   -----------
OpenSite WASO.......................................    8,142,676     8,622,739     7,837,992
Bidder's Edge WASO adjusted for the Exchange Ratio..    3,370,600     4,494,132     5,055,900
Conversion of Bidder's Edge shares into common
  stock, adjusted for the Exchange Ratio............           --       398,908     2,549,690
Conversion of OpenSite mandatorily redeemable
  preferred stock into common stock.................           --            --    17,438,685
                                                      -----------   -----------   -----------
                                                       11,513,276    13,515,779    32,882,267
                                                      ===========   ===========   ===========

     (b) To reflect the elimination of the accretion of the OpenSite mandatorily redeemable preferred stock as a result of the assumed conversion of the mandatorily redeemable preferred stock as of January 1, 1999.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OpenSite Technologies, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of OpenSite Technologies, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                   /s/ PRICEWATERHOUSECOOPERS LLP

Raleigh, North Carolina
January 28, 2000

                          OPENSITE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                  PRO FORMA
                                                           DECEMBER 31,          DECEMBER 31,
                                                     ------------------------        1999
                                                        1998         1999        (UNAUDITED)
                                                        ----         ----        ------------
ASSETS
Current assets:
  Cash and cash equivalents........................  $2,276,031   $10,599,244    $10,599,244
  Accounts receivable, net.........................     303,312     2,385,814      2,385,814
  Prepaid expenses.................................      61,591       338,439        338,439
                                                     ----------   -----------    -----------
     Total current assets..........................   2,640,934    13,323,497     13,323,497
Property and equipment, net........................     417,723     1,064,290      1,064,290
Note receivable from officer.......................          --       300,000        300,000
Other assets.......................................      11,032       259,762        259,762
                                                     ----------   -----------    -----------
     Total assets..................................  $3,069,689   $14,947,549    $14,947,549
                                                     ==========   ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.................................  $   75,542   $   204,210    $   204,210
  Accrued expenses.................................     408,839     3,034,027      3,034,027
  Deferred revenue.................................     354,802     1,762,346      1,762,346
  Capital lease obligations -- current portion.....      22,155            --             --
                                                     ----------   -----------    -----------
     Total current liabilities.....................     861,338     5,000,583      5,000,583
Capital lease obligations -- noncurrent portion....      42,765            --             --
Redeemable common stock warrants...................      54,221            --             --
Mandatorily redeemable convertible preferred stock
  in series........................................   4,817,892    80,458,786             --
Commitments and contingencies (Note 11)

Stockholders' equity (deficit):
  Common stock, $.01 par value, 40,000,000 shares
     authorized: 9,090,876 and 9,354,678 shares
     issued and outstanding at December 31, 1998
     and 1999, respectively; 27,734,844 shares
     issued and outstanding pro forma..............      90,909        93,547        295,984
  Additional paid-in capital.......................          --            --     77,461,075
  Deferred compensation............................          --       (93,273)       (93,273)
  Treasury stock, at cost, 1,863,515 shares at
     December 31, 1999; none pro forma.............          --    (2,795,274)            --
  Accumulated other comprehensive income...........          --        (1,389)        (1,389)
  Accumulated deficit..............................  (2,718,936)  (67,636,931)   (67,636,931)
  Notes receivable from stockholders...............     (78,500)      (78,500)       (78,500)
                                                     ----------   -----------    -----------
     Total stockholders' equity (deficit)..........  (2,706,527)  (70,511,820)     9,946,966
                                                     ----------   -----------    -----------
     Total liabilities and stockholders' equity
       (deficit)...................................  $3,069,689   $14,947,549    $14,947,549
                                                     ==========   ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                     1997          1998            1999
                                                     ----          ----            ----
Revenue:
  Software licenses.............................  $  177,234    $ 1,072,152    $  6,437,253
  Services and other............................     162,469        208,393       1,440,386
                                                  ----------    -----------    ------------
       Total revenue............................     339,703      1,280,545       7,877,639
                                                  ----------    -----------    ------------
Cost and operating expense:
  Cost of software licenses.....................       9,000         17,550         456,254
  Cost of services and other....................      19,010        130,939       1,406,550
  Sales and marketing...........................      43,541      1,917,745      10,629,393
  Product development...........................     105,054        695,282       2,979,795
  General and administrative....................      35,607        922,689       5,210,056
                                                  ----------    -----------    ------------
       Total operating expense..................     212,212      3,684,205      20,682,048
                                                  ----------    -----------    ------------
       Operating income (loss)..................     127,491     (2,403,660)    (12,804,409)
                                                  ----------    -----------    ------------
Interest income (expense):
  Interest income...............................       2,336         48,362         604,283
  Interest expense..............................          --         (5,419)         (5,330)
                                                  ----------    -----------    ------------
     Interest income (expense), net.............       2,336         42,943         598,953
                                                  ----------    -----------    ------------
       Net income (loss)........................     129,827     (2,360,717)    (12,205,456)
Distributions to preferred stockholders.........          --        (39,457)             --
Accretion of preferred stock....................          --       (324,661)    (53,163,530)
                                                  ----------    -----------    ------------
       Net income (loss) available to common
          stockholders..........................  $  129,827    $(2,724,835)   $(65,368,986)
                                                  ==========    ===========    ============
Net income (loss) available to common
  stockholders per common share-basic and
  diluted.......................................  $     0.02    $     (0.32)   $      (8.34)
                                                  ==========    ===========    ============
Weighted average shares used in basic and
  diluted net income (loss) per common share
  calculation...................................   8,142,676      8,622,739       7,837,992
                                                  ==========    ===========    ============
Pro forma per common share data (unaudited):
  Pro forma net loss per common share-basic and
     diluted....................................                               $      (0.48)
                                                                               ============
  Pro forma weighted average basic and diluted
     shares outstanding.........................                                 25,276,677
                                                                               ============

   The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                       NOTES        ACCUMULATED
                                     COMMON STOCK       ADDITIONAL                   RECEIVABLE        OTHER
                                     ------------        PAID-IN       DEFERRED         FROM       COMPREHENSIVE    TREASURY
                                   SHARES     AMOUNT     CAPITAL     COMPENSATION   STOCKHOLDERS      INCOME          STOCK
                                   ------     ------    ----------   ------------   ------------   -------------    --------
BALANCE AT DECEMBER 31, 1996....  7,515,788   $75,158   $      --     $      --       $     --        $    --      $        --
Issuance of common stock........    835,088    8,351       21,649            --             --             --               --
Net income......................         --       --           --            --             --             --               --
                                  ---------   -------   ---------     ---------       --------        -------      -----------
BALANCE AT DECEMBER 31, 1997....  8,350,876   83,509       21,649            --             --             --               --
Dividends paid to S corporation
 stockholders...................         --       --           --            --             --             --               --
Change from S-Corporation to
 C-Corporation..................         --       --       54,203            --             --             --               --
Distribution to Series A
 preferred stockholders.........         --       --           --            --             --             --               --
Issuance of common stock........    740,000    7,400       71,100            --        (78,500)            --               --
Accretion of mandatorily
 redeemable convertible
 preferred stock................         --       --     (146,952)           --             --             --               --
Net loss........................         --       --           --            --             --             --               --
                                  ---------   -------   ---------     ---------       --------        -------      -----------
BALANCE AT DECEMBER 31, 1998....  9,090,876   90,909           --            --        (78,500)            --               --
Deferred compensation related to
 grant of stock options.........         --       --      118,450      (118,450)            --             --               --
Amortization of deferred
 compensation...................         --       --           --        25,177             --             --               --
Repurchase of common stock......         --       --           --            --                                     (2,795,274)
Termination of put provision of
 redeemable common stock
 warrants.......................         --       --      322,737            --             --             --               --
Exercise of warrants to purchase
 common stock...................    221,053    2,211        6,631            --             --             --               --
Exercise of stock options.......     42,749      427        3,173            --             --             --               --
Accretion of mandatorily
 redeemable convertible
 preferred stock................                         (450,991)           --             --             --
Net loss........................         --       --           --            --             --             --               --
Other comprehensive income --
 foreign currency translation
 adjustment.....................         --       --           --            --             --         (1,389)              --
                                  ---------   -------   ---------     ---------       --------        -------      -----------
BALANCE AT DECEMBER 31, 1999....  9,354,678   $93,547   $      --     $ (93,273)      $(78,500)       $(1,389)     $(2,795,274)
                                  =========   =======   =========     =========       ========        =======      ===========

                                    RETAINED         TOTAL
                                    EARNINGS     STOCKHOLDERS'
                                  (ACCUMULATED      EQUITY
                                    DEFICIT)       (DEFICIT)
                                  ------------   -------------
BALANCE AT DECEMBER 31, 1996....  $   (75,624)   $       (466)
Issuance of common stock........           --          30,000
Net income......................      129,827         129,827
                                  ------------   ------------
BALANCE AT DECEMBER 31, 1997....       54,203         159,361
Dividends paid to S corporation
 stockholders...................     (141,053)       (141,053)
Change from S-Corporation to
 C-Corporation..................      (54,203)             --
Distribution to Series A
 preferred stockholders.........      (39,457)        (39,457)
Issuance of common stock........           --              --
Accretion of mandatorily
 redeemable convertible
 preferred stock................     (177,709)       (324,661)
Net loss........................   (2,360,717)     (2,360,717)
                                  ------------   ------------
BALANCE AT DECEMBER 31, 1998....   (2,718,936)     (2,706,527)
Deferred compensation related to
 grant of stock options.........           --              --
Amortization of deferred
 compensation...................           --          25,177
Repurchase of common stock......                   (2,795,274)
Termination of put provision of
 redeemable common stock
 warrants.......................           --         322,737
Exercise of warrants to purchase
 common stock...................           --           8,842
Exercise of stock options.......           --           3,600
Accretion of mandatorily
 redeemable convertible
 preferred stock................  (52,712,539)    (53,163,530)
Net loss........................  (12,205,456)    (12,205,456)
Other comprehensive income --
 foreign currency translation
 adjustment.....................           --          (1,389)
                                  ------------   ------------
BALANCE AT DECEMBER 31, 1999....  $(67,636,931)  $(70,511,820)
                                  ============   ============

   The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                    ---------------------------------------
                                                      1997         1998            1999
                                                      ----         ----            ----
Cash flows from operating activities:
  Net income (loss)...............................  $129,827    $(2,360,717)   $(12,205,456)
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Bad debt expense.............................     5,099        164,092         577,626
     Depreciation and amortization expense........     6,519         78,220         393,465
     Loss on termination of capital lease.........        --             --          23,413
     Non-cash consulting expense..................    17,000         54,221         268,516
     Amortization of deferred compensation........        --             --          25,177
     Changes in operating assets and liabilities:
       Increase in accounts receivable............   (27,949)      (443,691)     (2,660,128)
       Increase in prepaid expenses and other
          assets..................................    (1,838)       (70,785)       (276,848)
       Increase in accounts payable...............    16,553         56,040         128,668
       Increase in accrued expenses...............    14,571        394,268       2,625,188
       Increase in deferred revenue...............        --        354,802       1,407,544
                                                    --------    -----------    ------------
     Net cash provided by (used in) operating
       activities.................................   159,782     (1,773,550)     (9,692,835)
                                                    --------    -----------    ------------
Cash flows from investing activities:
  Proceeds from sale of property and equipment....        --             --          35,000
  Purchases of property and equipment.............   (39,422)      (387,610)     (1,094,689)
                                                    --------    -----------    ------------
     Net cash used in investing activities........   (39,422)      (387,610)     (1,059,689)
                                                    --------    -----------    ------------
Cash flows from financing activities:
  Repayment of note payable.......................        --        (17,000)             --
  Principal payment on capital lease obligation...        --         (9,875)        (67,406)
  Repurchase of common stock......................        --             --      (2,795,274)
  Repurchase of mandatorily redeemable convertible
     preferred stock..............................        --             --      (1,397,636)
  Loan to officer.................................        --             --        (300,000)
  Purchase of convertible note....................        --                       (250,000)
  Dividends paid..................................        --       (180,510)             --
  Proceeds from issuance of mandatorily redeemable
     convertible preferred stock, net.............        --      4,493,231      23,875,000
  Proceeds from issuance of common stock..........    30,000             --              --
  Exercise of warrant and options to purchase
     common stock.................................        --             --          12,442
                                                    --------    -----------    ------------
     Net cash provided by financing activities....    30,000      4,285,846      19,077,126
                                                    --------    -----------    ------------
     Effect of changes in foreign exchange on cash
       and cash equivalents.......................        --             --          (1,389)
                                                    --------    -----------    ------------
     Net increase in cash and cash equivalents....   150,360      2,124,686       8,323,213
Cash and cash equivalents at beginning of year....       985        151,345       2,276,031
                                                    --------    -----------    ------------
Cash and cash equivalents at end of year..........  $151,345    $ 2,276,031    $ 10,599,244
                                                    ========    ===========    ============

   The accompanying notes are an integral part of these financial statements.

                          OPENSITE TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND PRESENTATION

     OpenSite Technologies, Inc. (the "Company") develops and markets Internet auction and dynamic pricing technology that enables organizations to create branded, interactive, real-time Internet auctions. The Company offers a range of products and services including software, complete outsourced solutions, professional services and its BidStream.com Web site. The Company's predecessor was incorporated on July 24, 1996 in North Carolina and was merged into OpenSite Technologies, Inc., a Delaware corporation, in January 1998. All of the outstanding stock of the Company and its predecessor were owned by the same group of stockholders at the date of the merger. The individual stockholders owned the same percentage interest in the Company and its predecessor before and after the merger. At the time of the merger, the Company was non-operating and had no operating assets or liabilities. Accordingly, this merger was accounted for in a manner similar to a pooling-of-interests as the transaction represented a transfer of assets and liabilities between entities under common control.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  UNAUDITED PRO FORMA BALANCE SHEET

     The board of directors has authorized the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of the Series A, Series B and Series C convertible preferred stock will automatically convert into an equal number of shares of common stock. The unaudited pro forma balance sheet reflects the subsequent conversion of Series A, Series B and Series C convertible preferred stock into common stock as if such conversion had occurred as of December 31, 1999.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  BASIS OF CONSOLIDATION

     The consolidated financial statements at December 31, 1999 include the accounts of OpenSite Technologies, Inc. and its wholly-owned subsidiary, OpenSite Europe, Ltd. All significant intercompany accounts and transactions have been eliminated. Prior to 1999, the Company had no subsidiaries.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

                          OPENSITE TECHNOLOGIES, INC.

  CASH FLOW

     The Company had the following non-cash investing and financing activities during the year ended December 31, 1998:

Capital lease obligations...................................  $74,795
Issuance of common stock for notes receivable...............  $78,500

     There were no non-cash financing and investing activities during the years ended December 31, 1997 and 1999.

  FINANCIAL INSTRUMENTS

     The Company's financial instruments, which are comprised of cash in demand deposit accounts, accounts receivable, investments in short term commercial paper and accounts payable, are carried at cost which approximates their fair market value at December 31, 1998 and 1999. Fair values are based on quoted market prices and assumptions covering the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations. Expenditures for maintenance and repairs are expensed as incurred. Property and equipment under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease.

     Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Property and equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

     Depreciation periods for property and equipment are as follows:

Computer equipment..........................................  2-3 years
Office furniture and equipment..............................    5 years
Leasehold improvements......................................  1-3 years
Assets under capital leases.................................  1-3 years

  OTHER ASSETS

     The costs of trademarks are capitalized and are amortized using the straight-line method over the remaining lives of the trademarks from the date the trademarks are purchased, which are up to ten years. At December 31, 1999, other assets included capitalized trademarks of $9,762, net of accumulated amortization of $1,960. Amortization expense was $1,172 during the year ended December 31, 1999.

     The remaining $250,000 in other assets relates to a Convertible Promissory Note from an unrelated company (the "Borrower"). This loan bears interest at 6% per annum. It can be paid at anytime, subject to certain conversion provisions. All unpaid principal and accrued interest converts into stock of the Borrower during their next financing round at 50% of the price per share received from other investors.

                          OPENSITE TECHNOLOGIES, INC.

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the net realizable value of its property and equipment and other assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", ("SFAS No. 121") relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were recognized during the years ended December 31, 1997, 1998 or 1999.

  INCOME TAXES

     The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

     Prior to January 1, 1998, the Company had elected subchapter S status for Federal income tax purposes and, accordingly, no income tax provision is presented for periods prior to 1998 as income was taxable personally to the stockholders.

  REVENUE RECOGNITION

     The Company's revenue is derived from software licenses as well as support and maintenance, training and consulting services. The Company adopted American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended effective January 1, 1998. The Company adopted the provisions of SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions," effective January 1, 1999. These adoptions did not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

     Revenue from software licenses is recognized when there is evidence of an arrangement, the product has been shipped, fees are fixed and determinable and collection of the related receivable is probable. Revenue from distributors is recognized based on sell-through to the end-user by the distributors. Support and maintenance revenue, which is included in services and other revenue, is deferred and recognized ratably over the service period. When software and services are sold under one contract, revenue is allocated to each element based on their respective fair values, with these fair values being determined using the price charged when that element is sold separately. Partner fees, another component of services and other revenue, are deferred and recognized ratably over a period of twelve months, which represents the period of membership in the partnership program. At the end of each partner's initial twelve months of membership, the Company has the ability to unilaterally terminate a partner's participation in the program. Consulting and training service revenue, which is also included in services and other revenue, is deferred and recognized as the services are performed.

     Revenue from the Company's auction Web site, Bidstream.com, and co-branded Web sites with corporate partners consists primarily of on-line advertising, sponsorship fees, and certain other volume and transactional fees. The Company recognizes revenue from on-line advertising

                          OPENSITE TECHNOLOGIES, INC.

on a pro-rata basis as the Company meets its obligations for running the advertising on its Web site or co-branded Web sites. Revenue from sponsorship fees are recognized on a straight-line basis over the terms of the agreement. Revenues from volume and transactional services are recognized as the services are performed and the Company's obligations met. To date the Company has not had any significant revenues from its Bidstream.com or co-branded Web sites.

  SALES AND MARKETING EXPENSES

     Sales and marketing expenses consist of costs, including salaries and sales commissions, of all personnel involved in the sales process. Sales and marketing expenses also include costs of advertising, trade shows and certain other indirect costs.

  PRODUCT DEVELOPMENT COSTS

     Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86"). Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has substantially coincided; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to product development expense as incurred. The Company continues to account for its costs of developing software for resale under SFAS No. 86.

     In March 1998, the Accounting Standards Executive Committee of the AICPA, issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. The Company adopted SOP No. 98-1 effective January 1, 1999 for costs associated with development of its Web site. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations, as costs related to developing, modifying and updating the Company's Web site are insignificant.

  ADVERTISING COSTS

     All costs of advertising the services and products offered by the Company are expensed as incurred and included in sales and marketing expenses. Advertising expense totaled $16,475, $1,090,040 and $6,637,415 for the years ended December 31, 1997, 1998 and 1999, respectively.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which states that no compensation expense is recorded for stock options or other stock-based awards to employees in fixed amounts and with fixed exercise prices that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which requires compensation expense to be recognized for disclosure purposes, based on the fair value of the options granted at the date of the grant.

                          OPENSITE TECHNOLOGIES, INC.

  TRANSLATION OF FOREIGN FINANCIAL STATEMENTS

     Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the rate of exchange at each reporting date. Revenues and expenses are translated using the weighted average exchange rate for the month in which the transactions occur. Gains and losses from translating foreign currency financial statements are accumulated in other comprehensive income.

  SIGNIFICANT CUSTOMERS AND CREDIT RISK

     The Company performs ongoing credit evaluations to reduce credit risk and requires no collateral from its customers. Management estimates the allowance for doubtful accounts based on their credit evaluation. One customer comprised approximately 11% of the Company's accounts receivable balance at December 31, 1999.

  NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS PER COMMON SHARE

       HISTORICAL

     The Company computes net income (loss) available to common stockholders per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS No. 128 and SAB No. 98, basic net income (loss) available to common stockholders per common share ("Basic EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) available to common stockholders per common share ("Diluted EPS") is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.

       PRO FORMA (UNAUDITED)

     Pro forma net loss per common share is calculated assuming conversion of all mandatorily redeemable convertible preferred stock, which converts automatically upon the completion of the initial public offering (see Note 9). Therefore, accretion of mandatorily redeemable convertible preferred stock of $53,163,530 for the year ended December 31, 1999, is excluded from the calculation of pro forma net loss per common share. The calculation of pro forma net loss per common share for the year ended December 31, 1999 does not include 686,075 equivalent shares of common stock as their impact would be anti-dilutive.

  COMPREHENSIVE INCOME (LOSS)

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires the Company to display an amount representing comprehensive income for the year in a financial statement which is displayed with the same prominence as other financial statements. The Company had no items of other comprehensive income (loss) during the years ended December 31, 1997 and 1998. The only item of other comprehensive income during the year ended December 31, 1999 is a foreign currency translation adjustment. Comprehensive loss for 1999 was $65,370,375.

                          OPENSITE TECHNOLOGIES, INC.

  SEGMENT DISCLOSURES

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 131 requires companies to report information about operating segments in annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. Management has determined that the Company does not have any separately reportable operating segments as of December 31, 1998 or December 31, 1999.

     The Company established an international sales office in the United Kingdom during 1999. The following aggregates the Company's international operations:

                                         UNITED STATES    UNITED KINGDOM       TOTAL
                                         -------------    --------------       -----
Revenues from external customers.......   $ 6,901,030        $976,609       $ 7,877,639
Net loss...............................   $11,979,013        $226,443       $12,205,456
Total Assets...........................   $14,258,891        $668,658       $14,947,549

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company intends to adopt SFAS No. 133 when required; however, SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

3.  ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts of $108,500 and $389,549 at December 31, 1998 and 1999, respectively.

     Changes in the allowance for doubtful accounts consisted of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                  --------------------------------
                                                   1997        1998        1999
                                                   ----        ----        ----
Allowance for doubtful accounts at beginning of
  period........................................  $    --    $  3,500    $ 108,500
Additions charged to costs and expenses.........    5,099     164,092      577,626
Deductions......................................   (1,599)    (59,092)    (296,577)
                                                  -------    --------    ---------
Allowance for doubtful accounts at end of
  period........................................  $ 3,500    $108,500    $ 389,549
                                                  =======    ========    =========

                          OPENSITE TECHNOLOGIES, INC.

4.  PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1999 consisted of the following:

                                                               1998         1999
                                                               ----         ----
Computer equipment.........................................  $377,354    $1,122,825
Office furniture and equipment.............................    87,944       308,198
Leasehold improvements.....................................    37,244        91,414
                                                             --------    ----------
                                                              502,542     1,522,437
Less accumulated depreciation and amortization.............   (84,819)     (458,147)
                                                             --------    ----------
                                                             $417,723    $1,064,290
                                                             ========    ==========

     During the year ended December 31, 1999, the Company sold equipment under capital lease for $35,000. As a result of the sale the Company terminated its capital lease agreements and recognized a loss on the sale of the related fixed assets of $23,413.

5.  ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 and 1999 consisted of the following:

                                                               1998         1999
                                                               ----         ----
Marketing..................................................  $116,264    $1,387,215
Accrued compensation.......................................   154,694       835,368
Professional services......................................    96,532       294,065
New facility costs.........................................        --       321,462
Taxes......................................................        --        62,117
Other......................................................    41,349       133,800
                                                             --------    ----------
                                                             $408,839    $3,034,027
                                                             ========    ==========

6.  INCOME TAXES

     There is no current income tax provision or benefit for the years ended December 31, 1998 or 1999 because the Company has generated a net operating loss for which there is no carryback potential. There is no deferred income tax provision or benefit recorded for the year ended December 31, 1997 because prior to 1998, the Company had elected subchapter S status for Federal income tax purposes. Therefore, the Company was not liable for income taxes and all profit and loss was taxable to the shareholders.

                          OPENSITE TECHNOLOGIES, INC.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                             1998          1999
                                                             ----          ----
Deferred tax assets:
  Domestic net operating loss carryforwards..............  $ 709,084    $ 4,792,270
  Accounts receivable....................................     42,261        151,729
  Research and development credit........................     37,783        110,656
  Deferred revenue.......................................     49,077        193,999
  Compensation related items.............................     21,119         67,859
  Fixed and intangible assets............................         --         19,734
  Other..................................................        839        135,111
                                                           ---------    -----------
     Gross deferred tax assets...........................    860,163      5,471,358
     Less: Valuation allowance...........................   (859,698)    (5,471,358)
                                                           ---------    -----------
     Net deferred tax assets.............................        465             --
                                                           ---------    -----------
Deferred tax liabilities:
  Fixed and intangible assets............................        465             --
                                                           ---------    -----------
       Total deferred tax liabilities....................        465
                                                           ---------    -----------
     Net deferred tax asset (liability)..................  $      --    $        --
                                                           =========    ===========

     For 1998 and 1999, the Company has provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. Management re-evaluates the positive and negative evidence periodically. There were no deferred tax assets or liabilities for the year ended December 31, 1997 or the period ended December 31, 1996 because the Company had elected subchapter S status prior to 1998.

     As of December 31, 1999, the Company had Federal and state net operating loss carryforwards of approximately $13,071,000. The net operating loss carryforwards expire in various amounts starting in 2018 and 2013 for Federal and state tax purposes, respectively. The utilization of the Federal net operating loss carryforward may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a Federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

                          OPENSITE TECHNOLOGIES, INC.

     Taxes computed at the statutory Federal income tax rate of 34% are reconciled to the provision for income taxes for the years ended December 31, 1998 and 1999 as follows:

                                                1998                    1999
                                         -------------------    ---------------------
                                                       % OF                     % OF
                                                      PRETAX                   PRETAX
                                          AMOUNT       LOSS       AMOUNT        LOSS
                                          ------      ------      ------       ------
United States Federal tax at statutory
  rate.................................  $(753,344)    (34)%    $(4,149,855)    (34)%
State taxes (net of federal benefit)...    (62,301)     (5)%       (357,931)     (3)%
Research and development credit........    (37,783)     (2)%        (72,873)     (1)%
Other, net.............................     (6,270)     (0)%        (31,001)     (0)%
Change in valuation allowance..........    859,698      41%       4,611,660      38%
                                         ---------     ---      -----------     ---
Provision for income taxes.............  $      --       0%     $        --       0%
                                         =========     ===      ===========     ===

7.  NOTE PAYABLE

     During December 1997, the Company recorded a note payable to one of its common stockholders for $17,000, related to the cost of terminating a consulting agreement. This note accrued interest at 10% and was repaid in 1998.

8.  CAPITAL STOCK

     During the year ended December 31, 1998, the Company's Articles of Incorporation were amended and restated to authorize 20,000,000 shares of common stock with a par value of $0.01 and 9,175,439 shares of preferred stock with a par value of $0.01, of which 4,175,439 were designated as Series A preferred stock and 5,000,000 were designated as Series B preferred stock. In March 1999, the Company's Articles of Incorporation were again amended and restated to increase the number of authorized shares of common stock to 40,000,000, and to authorize 12,000,000 shares of Series C preferred stock with a par value of $0.01. At all times, the Company reserves a number of shares of unissued common stock for the purpose of effecting the conversion of its issued and outstanding shares of all series of preferred stock and the exercise of all outstanding warrants and options to purchase the Company's common stock.

     In July 1999, the Company entered into an Amended and Restated Executive Employment Agreement. This Agreement superceded the Company's agreement dated August 1998, pursuant to which the company sold 650,000 restricted shares of the Company's common stock at a price of $0.10 per share to an employee of the Company. These shares are subject to an Amended and Restated Restricted Stock Agreement dated as of July 8, 1999. This agreement also cancelled a note payable to the Company in the amount of $65,000 dated August 1998, which note was then reissued and reexecuted as of October 1998. If the employee is terminated for "cause" as defined in his employment agreement, the Company has the option to repurchase the shares at the original purchase price. If the employee is terminated "without cause," as defined in his employment agreement, the employee has the right to sell the shares back to the Company at the greater of the original purchase price or the fair market value of the stock, according to the terms of the agreement.

     In October 1998, the Company entered into an agreement with another employee, whereby the employee was issued 90,000 restricted shares of common stock at a price of $0.15 per share in exchange for a note payable to the Company of $13,500. If the employees are terminated for "cause," as defined in their respective employment agreements, the Company has the option to

                          OPENSITE TECHNOLOGIES, INC.

repurchase the shares at the original purchase price. If the employee is terminated for "good reason," as defined in the respective employment agreements, the Company has the option to repurchase the shares at the greater of the original purchase price, or the fair value of the common stock, according to the terms of the agreement. If the employee is terminated "without cause," as defined in the respective employment agreement, the employee has the right to sell the shares back to the Company at the greater of the original purchase price or the fair market value of the stock, according to the terms of the agreement.

9.  MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     In January 1998, the Company sold 4,175,439 shares of Series A preferred stock in a private placement transaction in exchange for proceeds of $555,171, net of issuance costs of $44,829. In August and September 1998, the Company sold 5,000,000 shares of Series B preferred stock in a private placement transaction in exchange for proceeds of $3,938,060, net of issuance costs of $61,940.

     In March 1999, the Company sold 10,750,000 shares of Series C preferred stock in a private placement transaction for proceeds of $21,375,000, net of issuance costs of $125,000. In April 1999, the Company sold an additional 1,250,000 shares of Series C preferred stock in a private placement transaction, receiving proceeds of $2,500,000. Total proceeds from these transactions were $23,875,000, net of issuance costs of $125,000.

     In conjunction with the sale of the Series C preferred stock, the Company repurchased, in March 1999, 1,863,515 shares of common stock at a purchase price of $1.50 per share, 931,758 shares of Series A preferred stock at a purchase price of $1.50 per share, and 56,375 warrants at a price of $1.50 per warrant, less the exercise price of the warrants, for an aggregate purchase price of $4,265,635.

     As of December 31, 1998 and 1999, the Series A preferred stock had an aggregate liquidation preference of $600,000 and the Series B preferred stock had an aggregate liquidation preference of $4,000,000. As of December 31, 1999, the Series C preferred stock had an aggregate liquidation preference of $48,000,000. As of December 31, 1999, there are 3,243,681 shares of Series A preferred stock outstanding; 5,000,000 shares of Series B preferred stock outstanding; and 12,000,000 shares of Series C preferred stock outstanding.

  RIGHTS, PREFERENCES AND TERMS OF PREFERRED STOCK

     The following is a summary of the rights, preferences, and terms of the Company's outstanding series of preferred stock:

  DIVIDENDS

     The holders of the Series A, Series B and Series C preferred stock shall be entitled to receive dividends in any fiscal year in an amount determined by the board of directors, when, and if declared by the board of directors in accordance with Company's bylaws, as amended. No dividends may be paid to any of the holders of shares of common stock or any of the individual series or holders of the Company's Series A, Series B, or Series C preferred stock unless an equivalent dividend has been declared and paid on all outstanding shares of the Series A, Series B, and Series C preferred stock.

                          OPENSITE TECHNOLOGIES, INC.

  LIQUIDATION

     In the event of any liquidation, dissolution, or winding up of the Company, holders of Series C preferred stock are entitled to receive an amount equal to $4.00 per share. After payment has been made to the holders of Series C preferred stock, the holders of Series A and Series B preferred stock are entitled to receive an amount equal to $0.1437 and $0.80 per share, respectively. In the event that assets of the Company are not sufficient to provide payments to the holders of Series A and Series B preferred stock, any remaining assets shall be distributed to holders of the Series A and Series B preferred stock on a pro rata basis, based on their respective liquidation preferences. After payments have been made to the holders of Series A, Series B, and Series C preferred stock, the remaining assets of the Company will be distributed to the holders of common stock.

  CONVERSION

     Each share of Series A, Series B and Series C preferred stock is convertible at the option of the holder into common shares of the Company at a one-to-one conversion ratio, subject to certain adjustments as defined. Conversion is automatic for holders of Series A, Series B and Series C preferred stock upon the closing of a firm commitment for an underwritten public offering with net proceeds to the Company of at least $25,000,000. Conversion is also automatic for any class of Series A, Series B, or Series C preferred stock upon the election of holders of at least 75% of the total number of shares in any class to convert their preferred shares into common shares.

  VOTING

     Holders of Series A, Series B and Series C preferred shares have voting rights on an as if converted basis.

  REDEMPTION

     In the event that the Series A, Series B and Series C preferred stock has not been converted into common stock prior to the fifth anniversary of the issuance date of the Series C preferred stock, the Series A preferred shares or the Series B preferred shares are redeemable at the option of at least a two-thirds vote of the holders of the respective series, and the Series C preferred stock shall be redeemable upon the written request of any holder of Series C preferred stock. The redemption price for the Series A and Series B preferred stock shall be an amount equal to the greater of the appraised per share value of the Company's common stock, or an amount equal to the original purchase price plus an amount equal to 12.5% per annum, less the aggregate amount of all dividends actually paid since the issuance date. The redemption price for the Series C preferred stock shall be two times the original purchase price.

     As the redemption price of the Series A, Series B and Series C preferred stock is variable in amount, its carrying value is adjusted to the redemption amount at each balance sheet date. The Company recorded a charge to stockholders' equity of $324,661 for the year ended December 31, 1998 and $53,163,530 for the year ended December 31, 1999 to reflect the Series A, Series B and Series C preferred stock at its fair value.

                          OPENSITE TECHNOLOGIES, INC.

10.  STOCK OPTIONS AND WARRANTS

  STOCK OPTIONS

     In July 1998, the Company adopted a stock option plan (the "Plan") which provided for the grant of up to 2,000,000 stock options. In May 1999, the Company increased the number of options authorized under the Plan to 3,500,000. Stock options granted under the Plan have exercise periods not to exceed ten years. Options granted under the Plan during the years ended December 31, 1998 and 1999 vest over a period of four years.

     The Company applies APB No. 25 and related interpretations in accounting for the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net loss available to common stockholders for the years ended December 31, 1998 and 1999 would have increased from $2,360,717 to $2,375,472 and from $12,205,456 to $12,576,002, respectively. The
Company's basic and diluted net loss per common share for the year ended December 31, 1998 would be the same as reported under APB No. 25. The net loss per share for 1999 would increase from $8.34 per share to $8.39 per share. The unaudited pro forma net loss per common share, both basic and diluted, would increase from $0.48 per share in 1999 to $0.50 per share.

     The fair value of each option is estimated on the grant date using the minimum value method with the following weighted average assumptions used for grants during the year ended December 31, 1998: risk free interest rate of 5.5%, expected option term of four years, and a dividend yield of 0%. Assumptions used for grants during 1999 were as follows: risk free interest rate of 5.8%, expected option term of five years, and a dividend yield of 0%.

     A summary of the status of the Plan as of December 31, 1998 and December 31, 1999 and changes during the years ended December 31, 1998 and 1999 is presented below:

                                                                            WEIGHTED
                                                                SHARES      AVERAGE
                                                              UNDERLYING    EXERCISE
                                                               OPTIONS       PRICE
                                                              ----------    --------
Outstanding at December 31, 1997............................         --      $  --
Granted.....................................................    565,500       0.12
                                                              ---------
Outstanding at December 31, 1998............................    565,500       0.12
                                                              ---------
Granted.....................................................  1,399,500       4.14
Exercised...................................................    (42,749)      0.08
Forfeited...................................................   (108,629)      1.42
                                                              ---------
Outstanding at December 31, 1999............................  1,813,622
                                                              =========

     The Company did not grant any stock options prior to the year ended December 31, 1998.

     All options granted during the year ended December 31, 1998 were granted with an exercise price equal to the fair value of the underlying common stock on the grant date, as determined by the board of directors. During the year ended December 31, 1999, the Company recognized $118,450 in deferred compensation related to options granted at exercise prices less than fair value. The weighted average fair value of options granted during the years ended December 31,

                          OPENSITE TECHNOLOGIES, INC.

1998 and 1999 was $0.03 and $1.06 per share, respectively. The following table summarizes information about the Company's stock options:

                                           OPTIONS OUTSTANDING
                                          AT DECEMBER 31, 1999
                                     -------------------------------
                                                    WEIGHTED AVERAGE
                                                       REMAINING        OPTIONS EXERCISABLE
                                       NUMBER         CONTRACTUAL         AT DECEMBER 31,
EXERCISE PRICE                       OUTSTANDING      LIFE(YEARS)              1999
--------------                       -----------    ----------------    -------------------
$0.08..............................     171,832           8.5                 110,807
$0.15..............................     360,812           9.0                 112,703
$0.35..............................      27,000           9.1                      --
$0.70..............................      61,500           9.2                     885
$2.25..............................     169,062           9.3                     562
$5.00..............................     694,916           9.4                   3,416
$5.24..............................     328,500           9.7                      --
                                      ---------                               -------
                                      1,813,622                               228,373
                                      =========                               =======

  WARRANTS

     In August 1998, the Company entered into a consulting agreement with a director of the Company. Pursuant to this agreement, the Company issued warrants to purchase 252,632 shares of common stock at an exercise price of $0.21 per share. A warrant representing a total of 56,375 shares of common stock was repurchased from the holder in connection with the Series C financing in March 1999, as described in Note 9. The outstanding warrants expire on December 31, 2002. The Company also issued warrants to this director to purchase 221,052 shares of common stock at an exercise price of $0.04. The $0.04 warrants were subsequently exercised in April 1999. In the event that the holders of Series A preferred stock request the redemption of their shares pursuant to the terms described in Note 9, this director can elect to put any outstanding warrants back to the Company at the per share redemption value of the Series A preferred stock, less the exercise price of the warrants.

     During the years ended December 31, 1998 and 1999, the Company recognized consulting expense of $54,221 and $268,516, respectively, to reflect the increase in value of the put feature of these warrants. In conjunction with the issuance of the Series C preferred stock and the director's resignation from the board of directors in March 1999, the warrants were amended such that the redemption provision expired on March 31, 1999. Accordingly, the carrying amount of the remaining outstanding warrants was transferred to additional paid-in capital as of that date.

11.  COMMITMENTS AND CONTINGENCIES

     The Company has several non-cancelable operating leases, primarily for office space and office equipment, that extend through August 2006. Rental expense, including maintenance charges, for operating leases during 1998 and 1999 was $72,295 and $298,998, respectively.

                          OPENSITE TECHNOLOGIES, INC.

     The future minimum lease payments under the non-cancelable lease agreements are as follows:

Year ending December 31:
2000....................................................  $  575,122
2001....................................................     560,407
2002....................................................     533,809
2003....................................................     525,095
2004....................................................     469,369
Thereafter..............................................     725,958
                                                          ----------
Total future minimum lease payments.....................  $3,389,760
                                                          ==========

     In March 1999, the Company entered into an agreement with Protege Software Limited ("Protege"), whereby Protege manages the Company's European subsidiary, OpenSite Europe Ltd., and provides certain back office and administrative functions. The initial term of the agreement is an 18-month period beginning April 1, 1999. However, the agreement will be automatically extended for a subsequent 12-month period unless the agreement is terminated by either Protege or the Company.

     The Company pays Protege a fee of approximately $23,000 per month, plus out-of-pocket costs, for these services. In addition, Protege can earn an additional fee based on 7.5% of net revenue from support and maintenance services and 15% of net revenue from software licensing related to sales within Protege's territory, as defined in the agreement.

     During December 1999, the Company entered into a Strategic Marketing Agreement with a global media company that provides consumers with high speed, high bandwidth Internet connectivity and content and interactive services available on multiple bandwidth platforms. The Company will generate certain software license and services revenue as a result of this agreement. In connection with this agreement the Company has committed to purchase advertising and other services from this global media company of at least $4 million through March 31, 2001 and an additional $5 million for the twelve month period ending March 31, 2002. If the Company generates more than $5 million in cumulative revenue from this agreement through March 31, 2002 and under certain other circumstances as defined, then the Company is obligated to purchase an additional $6 million of advertising and other services from the global media company during the 12 month period ending March 31, 2003.

     The Company is exposed to a number of asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

12.  RELATED PARTY TRANSACTION

     In March 1999, an officer of the Company borrowed $300,000 from the Company in exchange for a promissory note due upon the earlier of the termination of the officer's employment with the Company or December 31, 2002 with an interest rate of 6% per annum. The promissory note is collateralized by 147,392 shares of the Company's restricted stock owned by the officer.

                          OPENSITE TECHNOLOGIES, INC.

13.  BENEFIT PLAN

     The Company provides a 401(k) Retirement Savings Plan to its U.S. employees. The Company matches 100% of an employee's contributions up to 3% of pay, and the contributions vest immediately. Company matching contributions were $90,698 for the year ended December 31, 1999. No such contributions were made prior to 1999.

14.  SUBSEQUENT EVENTS (UNAUDITED)

     On February 7, 2000, the Company entered into a letter of intent to merge with Bidder's Edge, Inc. The letter of intent provides for the issuance of 8,941,307 shares of common stock to acquire all of the capital stock of Bidder's Edge. The Company intends to account for this transaction as a pooling-of-interests.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bidder's Edge, Inc.:

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Bidder's Edge, Inc. (a development stage enterprise) at December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended and for the period from April 7, 1997 (date of inception) to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /S/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 7, 2000

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              ----------    -----------
                                        ASSETS
Current assets:
  Cash and cash equivalents.................................  $1,126,318    $ 4,802,054
  Investments, held-to-maturity.............................          --      1,963,213
  Prepaid expenses and other assets.........................      25,512         45,060
                                                              ----------    -----------
          Total current assets..............................   1,151,830      6,810,327
Property and equipment, net.................................      59,738        297,520
Investments, held-to-maturity...............................          --        700,889
                                                              ----------    -----------
          Total assets......................................  $1,211,568    $ 7,808,736
                                                              ==========    ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   14,184    $   459,949
  Accrued expenses..........................................      45,982        208,913
                                                              ----------    -----------
          Total current liabilities.........................      60,166        668,862
                                                              ----------    -----------
Commitments and contingencies (Note 10)
Stockholders' equity:
  Series A convertible preferred stock, $.01 par value,
     473,395 shares authorized; 473,395 shares issued and
     outstanding at December 31, 1998 and 1999; liquidation
     preference of $1,785,646 at December 31, 1998 and
     1999...................................................       4,734          4,734
  Series B convertible preferred stock, $.01 par value,
     679,332 shares authorized; none issued and outstanding
     at December 31, 1998 and 679,332 shares issued and
     outstanding as of December 31, 1999; liquidation
     preference of $0 and $9,001,149 at December 31, 1998
     and 1999, respectively.................................          --          6,793
  Common stock, $.01 par value, 3,402,727 shares authorized;
     1,500,000 shares issued and outstanding at December 31,
     1998 and 1999..........................................      15,000         15,000
  Additional paid-in capital................................   1,789,997     10,924,715
  Deferred compensation.....................................          --       (152,144)
  Deficit accumulated during the development stage..........    (658,329)    (3,659,224)
                                                              ----------    -----------
          Total stockholders' equity........................   1,151,402      7,139,874
                                                              ----------    -----------
          Total liabilities and stockholders' equity........  $1,211,568    $ 7,808,736
                                                              ==========    ===========

   The accompanying notes are an integral part of these financial statements.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                       YEARS ENDED           APRIL 7, 1997 (DATE
                                                       DECEMBER 31,           OF INCEPTION) TO
                                                 ------------------------       DECEMBER 31,
                                                   1998          1999               1999
                                                 ---------    -----------    -------------------
Operating expense:
  Sales and marketing..........................  $  44,849    $   959,637        $ 1,004,486
  Product development..........................    284,752      1,395,042          1,705,038
  General and administrative...................    258,660        805,776          1,088,715
                                                 ---------    -----------        -----------
          Total operating expense and operating
            loss...............................   (588,261)    (3,160,455)        (3,798,239)
                                                 ---------    -----------        -----------
Interest income (expense):
  Interest income..............................     17,379        159,560            176,939
  Interest expense.............................    (37,924)            --            (37,924)
                                                 ---------    -----------        -----------
     Interest income (expense), net............    (20,545)       159,560            139,015
                                                 ---------    -----------        -----------
          Net loss.............................  $(608,806)   $(3,000,895)       $(3,659,224)
                                                 =========    ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                DEFICIT
                                                                                              ACCUMULATED       TOTAL
                                   PREFERRED STOCK               ADDITIONAL                   DURING THE    STOCKHOLDERS'
                                 -------------------   COMMON      PAID-IN       DEFERRED     DEVELOPMENT      EQUITY
                                 SERIES A   SERIES B    STOCK      CAPITAL     COMPENSATION      STAGE        (DEFICIT)
                                 --------   --------   -------   -----------   ------------   -----------   -------------
Issuance of 1,000,000 shares of
  common stock.................   $   --     $   --    $10,000   $        --    $      --     $        --    $    10,000
Net loss.......................       --         --         --            --           --         (49,523)       (49,523)
                                  ------     ------    -------   -----------    ---------     -----------    -----------
Balance at December 31, 1997...       --         --     10,000            --           --         (49,523)       (39,523)
Issuance of 500,000 shares of
  common stock.................       --         --      5,000        45,000           --              --         50,000
Value of preferential
  conversion feature on notes
  payable......................       --         --         --        30,000           --              --         30,000
Issuance of 397,667 shares of
  Series A preferred stock, net
  of issuance costs of
  $33,193......................    3,977         --         --     1,462,830           --              --      1,466,807
Conversion of $245,000 of
  convertible notes and related
  accrued interest of $7,924
  into 75,728 shares of Series
  A preferred stock............      757         --         --       252,167           --              --        252,924
Net loss.......................       --         --         --            --           --        (608,806)      (608,806)
                                  ------     ------    -------   -----------    ---------     -----------    -----------
Balance at December 31, 1998...    4,734         --     15,000     1,789,997           --        (658,329)     1,151,402
Issuance of 679,332 shares of
  Series B preferred stock, net
  of issuance costs of
  $50,134......................       --      6,793         --     8,944,222           --              --      8,951,015
Deferred compensation..........       --         --         --       190,496     (190,496)             --             --
Amortization of deferred
  compensation.................       --         --         --            --       38,352              --         38,352
Net loss.......................       --         --         --            --           --      (3,000,895)    (3,000,895)
                                  ------     ------    -------   -----------    ---------     -----------    -----------
Balance at December 31, 1999...   $4,734     $6,793    $15,000   $10,924,715    $(152,144)    $(3,659,224)   $ 7,139,874
                                  ======     ======    =======   ===========    =========     ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS


                                                       YEARS ENDED              APRIL 7, 1997
                                                       DECEMBER 31,          (DATE OF INCEPTION)
                                                 ------------------------      TO DECEMBER 31,
                                                    1998         1999                1999
                                                 ----------   -----------   ----------------------
Cash flows from operating activities:
  Net loss.....................................  $ (608,806)  $(3,000,895)       $(3,659,224)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation expense......................       5,224        61,127             66,351
     Stock-based compensation expense..........      50,000        38,352             88,352
     Interest expense related to preferential
       conversion feature on notes payable.....      30,000            --             30,000
     Changes in operating assets and
       liabilities:
       Increase in prepaid expenses and other
          assets...............................     (25,512)      (19,548)           (45,060)
       Increase in accounts payable............      14,184       445,765            459,949
       Increase in accrued expenses............      47,461       162,931            216,837
                                                 ----------   -----------        -----------
     Net cash used in operating activities.....    (487,449)   (2,312,268)        (2,842,795)
                                                 ----------   -----------        -----------
Cash flows from investing activities:
  Purchases of property and equipment..........     (61,598)     (298,909)          (363,871)
  Purchases of investments.....................          --    (2,664,102)        (2,664,102)
                                                 ----------   -----------        -----------
     Net cash used in investing activities.....     (61,598)   (2,963,011)        (3,027,973)
                                                 ----------   -----------        -----------
Cash flows from financing activities:
  Repayment of related party notes payable.....     (48,000)           --            (48,000)
  Proceeds from issuance of related party notes
     payable and convertible notes payable.....     238,000            --            293,000
  Proceeds from issuance of convertible
     preferred stock, net of issuance costs....   1,466,807     8,951,015         10,417,822
  Proceeds from issuance of common stock.......          --            --             10,000
                                                 ----------   -----------        -----------
     Net cash provided by financing
       activities..............................   1,656,807     8,951,015         10,672,822
                                                 ----------   -----------        -----------
     Net increase in cash and cash
       equivalents.............................   1,107,760     3,675,736          4,802,054
Cash and cash equivalents at beginning of
  period.......................................      18,558     1,126,318                 --
                                                 ----------   -----------        -----------
Cash and cash equivalents at end of period.....  $1,126,318   $ 4,802,054        $ 4,802,054
                                                 ==========   ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND PRESENTATION

     Bidder's Edge, Inc. (the "Company") was incorporated on April 7, 1997 to develop and market a Web site that aggregates auction sites on the world wide web. By aggregating the content of numerous auction sites, the Company provides a bidder with one site to search and bid for the desired product, while providing the auction site with additional views of their site. As of December 31, 1999, the Company aggregated over 150 auction sites on the Internet through its Internet auction Web site, BiddersEdge.com. In addition, the Company has developed co-branded Web sites with a corporate partner using the Company's technology.

     Since inception, the Company has devoted substantially all of its efforts to research and development of its technology, business and financial planning, raising capital and recruiting new employees. No revenues have been derived from operations. Accordingly, the Company is considered a development stage enterprise, as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, and the accompanying financial statements represent those of a development stage enterprise.

     The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations, include, but are not limited to, rapid technology change, uncertainty of market acceptance of the Company's services, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships and dependence on key individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  CASH AND CASH EQUIVALENTS AND STATEMENTS OF CASH FLOWS

     The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. During the year ended December 31, 1998, the holders of $245,000 in the Company's notes payable converted the notes and related accrued interest of $7,924 into 75,728 shares of the Company's Series A preferred stock, which was a non-cash financing activity.

  INVESTMENTS

     The Company's investments include primarily investments in marketable debt securities, which are recorded at cost, net of amortization of premiums and discounts. All premiums or discounts are amortized over the remaining term of the related security using the straight-line method, which does not differ significantly from the level-yield method. The Company's investments are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's investments are accounted for as held-to-maturity securities as of December 31, 1999. The Company had no investments as of December 31, 1998. The classification of investments is determined on the date of acquisition.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts investments for other-than-temporary impairments.

     As of December 31, 1999, the carrying value of the Company's held-to-maturity securities approximated their fair value. All short-term investments have contractual maturities of less than three months from December 31, 1999, and all long-term investments have contractual maturities of less than eighteen months from December 31, 1999.

  FINANCIAL INSTRUMENTS

     The Company's financial instruments, which are comprised of cash in demand deposit accounts, investments in commercial paper, investments in corporate debt securities and accounts payable, are carried at amortized cost, which approximates their fair value at December 31, 1998 and 1999. Fair values are based on quoted market prices and assumptions covering the amount and timing of estimated future cash flows at assumed discount rates, reflecting varying degrees of perceived risk. These financial instruments potentially expose the Company to concentrations of credit risk. This risk is limited due to investments being made in corporate debt of several companies.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. No property and equipment was retired or disposed of in any period presented.

     Depreciation periods for property and equipment are as follows:

Computer equipment..........................................  2-3 years
Office furniture and equipment..............................    5 years

  IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates the net realizable value of its property and equipment and other assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were recognized during the years ended December 31, 1998 or 1999.

  INCOME TAXES

     The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards. A valuation allowance is recorded, if necessary, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Prior to September 17, 1998, the Company had elected subchapter S status for federal income tax purposes and, accordingly, no income tax benefit is presented for periods prior to September 17, 1998 as losses were attributable personally to the stockholders.

  SALES AND MARKETING EXPENSES

     Sales and marketing expenses include salaries and costs of the Company's advertising and certain other indirect costs.

  ADVERTISING COSTS

     All costs of advertising the services offered by the Company are expensed as incurred and included in sales and marketing expenses. Advertising expense totaled approximately $420,000 for the year ended December 31, 1999. The Company did not incur any advertising expense during the year ended December 31, 1998.

  PRODUCT DEVELOPMENT COSTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA"), issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. The Company adopted SOP No. 98-1 effective January 1, 1999 for costs associated with development of its Web site. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations, as costs related to modifying and updating the Company's Web site were insignificant during the year ended December 31, 1999. Product development expenditures are charged to operations as incurred.

  STOCK-BASED COMPENSATION

     The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") which states that no compensation expense is recorded for stock options or other stock-based awards to employees in fixed amounts and with fixed exercise prices that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. When the exercise price of stock options granted to employees is less than the fair market value of common stock at the date of grant, the Company records that difference multiplied by the number of shares under option as deferred compensation, which is then amortized over the vesting period of the options. The Company has adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which requires compensation expense to be recognized for disclosure purposes, based on the fair value of the options granted at the date of the grant.

  COMPREHENSIVE INCOME (LOSS)

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income," effective January 1, 1998. SFAS No. 130 requires the Company to display an amount representing comprehensive income (loss) for the year in a financial statement that is displayed with the same prominence as other financial statements. The Company had no items of other comprehensive income (loss) during the years ended December 31, 1998 and 1999.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  SEGMENT DISCLOSURES

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires companies to report information about operating segments in annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. Management has determined that the Company has only one operating segment as of December 31, 1998 and 1999.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for financial statements for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company intends to adopt SFAS No. 133 when required; however, SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

3. PROPERTY AND EQUIPMENT

     Property and equipment at December 31, 1998 and 1999 consisted of the following:

                                                         1998        1999
                                                         ----        ----
Computer equipment....................................  $58,297    $311,607
Office furniture and equipment........................    6,665      52,264
                                                        -------    --------
                                                         64,962     363,871
Less accumulated depreciation.........................   (5,224)    (66,351)
                                                        -------    --------
                                                        $59,738    $297,520
                                                        =======    ========

4. ACCRUED EXPENSES

     Accrued expenses at December 31, 1998 and 1999 consisted of the following:

                                                         1998        1999
                                                         ----        ----
Professional services.................................  $17,500    $126,768
Accrued compensation..................................   22,864      55,441
Marketing.............................................       --      26,479
Other.................................................    5,618         225
                                                        -------    --------
                                                        $45,982    $208,913
                                                        =======    ========

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                     1998          1999
                                                     ----          ----
Deferred tax assets:
  Net operating loss carryforwards...............  $ 139,221    $ 1,099,607
  Research and development credits...............         --        103,343
  Cash basis method of accounting................     13,955        251,205
  Property and equipment.........................      1,809             --
                                                   ---------    -----------
     Gross deferred tax assets...................    154,985      1,454,155
     Less: valuation allowance...................   (154,985)    (1,449,292)
                                                   ---------    -----------
     Net deferred tax assets.....................         --          4,863
                                                   ---------    -----------
Deferred tax liabilities:
  Property and equipment.........................         --          4,863
                                                   ---------    -----------
          Total deferred tax liabilities.........         --          4,863
                                                   ---------    -----------
     Net deferred tax asset......................  $      --    $        --
                                                   =========    ===========

     For 1998 and 1999, the Company has provided a full valuation allowance against its net deferred tax assets since realization of these benefits could not be reasonably assured. Management evaluates the positive and negative evidence periodically. There were no deferred tax assets or liabilities for the periods prior to September 17, 1998 because the Company had elected subchapter S status prior to that date.

     As of December 31, 1999, the Company has federal and state net operating loss carryforwards of approximately $2,730,000. The net operating loss carryforwards expire in various amounts starting in 2018 and 2003 for federal and state tax purposes, respectively. As of December 31, 1999, the Company had federal and state research and development tax credits of approximately $75,000 and $28,000, respectively, which expire in 2019 and 2014, respectively. The utilization of the federal net operating loss carryforwards and research and development tax credits may be subject to limitation under the rules regarding a change in stock ownership as determined by the Internal Revenue Code. If the Company's utilization of its net operating loss carryforwards is limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforward, the Company would incur a federal income tax liability even though its net operating loss carryforwards exceed its taxable income.

6. CONVERTIBLE NOTES PAYABLE

     During 1998, the Company issued seven convertible notes payable totaling $195,000 bearing interest at 8% and due one year from the date of issue. During 1997, the Company had also issued two convertible notes payable totaling $50,000 bearing interest at 8% and due one year from the date of issue (collectively with the convertible notes payable issued in 1998, the "Convertible Notes Payable"). The Convertible Notes Payable provided that upon the issuance of a Qualified Financing, as defined, the Convertible Notes Payable would automatically convert into the equity instruments issued in the Qualified Financing using a conversion rate equal to or 20% less than the price per share obtained in the Qualified Financing. In connection with the

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Company's issuance of Series A Preferred Stock in September 1998 as described in
Note 8, the holders of the Convertible Notes Payable converted the $245,000 of Convertible Notes Payable and related accrued interest of $7,924 into 75,728 shares of the Company's Series A preferred stock. The Company recognized a non-cash charge of $30,000 during the year ended December 31, 1998 related to the beneficial conversion feature of certain of the Convertible Notes Payable.

7. CAPITAL STOCK

     During the year ended December 31, 1999, the Company's Certificate of Incorporation was amended and restated to authorize 3,402,727 shares of common stock with a par value of $0.01 and 1,152,727 shares of preferred stock with a par value of $0.01, of which 473,395 were designated as Series A preferred stock and 679,332 were designated as Series B preferred stock. At all times, the Company reserves a number of shares of unissued common stock for the purpose of effecting the conversion of its issued and outstanding shares of all series of preferred stock and the exercise of all outstanding options to purchase the Company's common stock.

     In April 1997, the Company issued 1,000,000 restricted shares of the Company's common stock at a price of $0.01 per share, the par value of the common stock, to the two founders of the Company. Under the terms of the issuance, the founders vested in 333,280 of the shares immediately and monthly thereafter for two years. In May 1998, the Company removed the restriction from these shares and immediately vested the remaining unvested shares. In May 1998, the Company also issued 500,000 shares of the Company's common stock to the new chief executive officer, and as a result, recognized a compensation charge of $50,000 and a corresponding increase to additional paid-in capital.

8. CONVERTIBLE PREFERRED STOCK

     In September 1998, the Company sold 397,667 shares of Series A preferred stock in a private placement transaction in exchange for proceeds of $1,500,000, or $3.772 per share, with related costs of issuance of $33,193. In July 1999, the Company sold 679,332 shares of Series B preferred stock in a private placement transaction in exchange for proceeds of $9,001,149, or $13.25 per share, with related costs of issuance of $50,134.

  DIVIDENDS

     The holders of the Series A and Series B preferred stock shall be entitled to receive dividends in any fiscal year in an amount determined by the board of directors, when, and if declared by the board of directors in accordance with Company's Certificate of Incorporation, as amended. No cash dividends may be paid to any of the holders of shares of common stock unless a dividend has been declared and paid to holders of the Series A and Series B preferred stock in an amount equivalent to the dividend that would be declared payable based on the number of common shares into which the preferred stock is convertible.

  LIQUIDATION

     In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series A and Series B preferred stock are entitled to receive an amount equal to the higher of: (i) the original issue price per share, subject to certain adjustments as defined, plus accrued but unpaid dividends or (ii) the amount that the Series A and Series B holders would have received if they had converted their shares to common stock immediately prior to such liquidation,

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

dissolution or winding up of the Company. The holders of Series A and Series B preferred stock rank equally on liquidation. In the event that assets of the Company are not sufficient to provide payments to the holders of Series A and Series B preferred stock, any remaining assets shall be distributed to holders of the Series A and Series B preferred stock on a pro rata basis, based on their respective liquidation preferences. After liquidation payments have been made in full to the holders of Series A and Series B preferred stock, the remaining assets of the Company will be distributed to the holders of common stock.

  CONVERSION

     Each share of Series A and Series B preferred stock is convertible at the option of the holder into common shares of the Company at a one-to-one conversion ratio, subject to certain adjustments as defined. Conversion of the Series A and Series B preferred stock is automatic upon the closing of a firm commitment for an underwritten public offering with net proceeds to the Company of at least $15,000,000 and at a price greater than $18 per share. Conversion of the Series A and Series B preferred stock is also automatic upon the election of holders of at least 70% of the total number of the preferred shares to convert their preferred shares into common shares.

  VOTING

     Holders of the Series A and Series B preferred shares have voting rights on an as if converted basis. In addition, the approval of the holders of a majority of the shares of the Series A and Series B preferred stock is required for certain matters that affect the rights of the Series A and Series B preferred stock.

9. STOCK OPTIONS

     In 1997, the Company adopted a stock option plan (the "Plan") which provided for the grant of up to 220,000 stock options. In August 1999, the Company increased the number of options authorized under the Plan to 450,000. Stock options granted under the Plan have exercise periods not to exceed ten years. Options granted under the Plan during the years ended December 31, 1998 and 1999 vest over periods of three to four years.

     The Company applies APB No. 25 and related interpretations in accounting for the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net loss for the years ended December 31, 1998 and 1999 would have increased from $608,806 to $609,942 and from $3,000,895 to $3,019,582, respectively.

     The fair value of each option is estimated on the grant date using the minimum value method with the following weighted average assumptions used for grants during the year ended December 31, 1998: risk free interest rate of 5.5%, expected option term of four years, and a dividend yield of 0%. Assumptions used for grants during 1999 were as follows: risk free interest rate of 5.8%, expected option term of four years, and a dividend yield of 0%.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the status of the Plan as of December 31, 1997, 1998 and 1999 and changes during the years ended December 31, 1998 and 1999 and the period from April 7, 1997 (date of inception) to December 31, 1997 is presented below:

                                                          WEIGHTED
                                                           SHARES      AVERAGE
                                                         UNDERLYING    EXERCISE
                                                          OPTIONS       PRICE
                                                         ----------    --------
Granted................................................    41,000       $0.10
Outstanding at December 31, 1997.......................    41,000        0.10
Granted................................................    32,600        0.23
Forfeited..............................................   (21,000)       0.10
                                                          -------
Outstanding at December 31, 1998.......................    52,600        0.18
Granted................................................    39,200        1.09
Forfeited..............................................    (4,000)       0.25
                                                          -------
Outstanding at December 31, 1999.......................    87,800        0.58
                                                          =======

     During May 1998, the Company granted an option to purchase 5,000 shares of common stock at an exercise price of $.10 per share to a non-employee for consulting services. This option vested one-third at the one-year anniversary of the grant and ratably thereafter on a quarterly basis for the next two years. A total of 2,500 of these options were vested at December 31, 1999. In addition, as of December 31, 1999 the Company had granted 62,800 options at exercise prices less than fair value. The average exercise price of these options was $1.09. Accordingly, the Company has recorded a deferred compensation charge of $190,496 ($47,956 in connection with the variable award to the non-employee for consulting services and $142,540 in connection with the options granted to employees at less than fair value) at December 31, 1999, of which $38,352 was amortized to expense during the year ended December 31, 1999.

     The weighted average fair value of options granted during the years ended December 31, 1998 and 1999 was $0.63 and $3.87 per share, respectively.

     The Company had 167,400 and 362,200 shares available for future grant at December 31, 1998 and 1999, respectively. The following table summarizes information about the Company's stock options as of December 31, 1999:

                                           OPTIONS OUTSTANDING
                                          AT DECEMBER 31, 1999
                                     -------------------------------
                                                    WEIGHTED AVERAGE
                                                       REMAINING        OPTIONS EXERCISABLE
                                       NUMBER         CONTRACTUAL         AT DECEMBER 31,
EXERCISE PRICE                       OUTSTANDING      LIFE (YEARS)             1999
--------------                       -----------    ----------------    -------------------
$0.10..............................    25,000             8.0                 16,112
$0.25..............................    36,600             8.9                 10,694
$1.50..............................    26,200             9.8                     --
                                       ------                                 ------
                                       87,800                                 26,806
                                       ======                                 ======

     There were 6,667 options exercisable at December 31, 1998.

                              BIDDER'S EDGE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. COMMITMENTS AND CONTINGENCIES

     The Company has several non-cancelable operating leases, primarily for office space and office equipment, that extend through March 2002. While the Company has no plans to terminate its office space lease, the Company may terminate the lease for a termination fee of $58,710. Rental expense, including maintenance charges, for operating leases during 1998 and 1999 was $6,925 and $68,473, respectively.

     The future minimum lease payments under the non-cancelable lease agreements as of December 31, 1999 are as follows:

Year ending December 31:
  2000......................................................    $192,500
  2001......................................................     267,500
  2002......................................................      29,500
                                                                --------
Total future minimum lease payments.........................    $489,500
                                                                ========

     In 1999, eBay, Inc. ("eBay"), a person-to-person on-line auction community, filed a lawsuit in federal court against the Company alleging that the Company cannot include auction content from eBay's Web site without eBay's permission. The Company believes this lawsuit is without merit and intends to vigorously defend this matter. However, an adverse resolution of this litigation could have a material adverse effect on the Company's financial position, results of operations or liquidity. No costs have been accrued for this possible loss contingency.

11. RELATED PARTY TRANSACTION

     During 1998, the Company borrowed a total of $43,000 from two officers and directors of the Company (the "Related Party Notes"), which were subsequently repaid by the Company. In addition during 1998, the Company repaid a $5,000 note from an officer of the Company issued in 1997. Each of these Related Party Notes had terms of one year or less and bore no interest during the original term. Had the notes remained outstanding after the maturity date, interest would have been payable on the Related Party Notes at a rate of 10% until paid in full. The Company did not pay any interest on the Related Party Notes.

12. RETIREMENT PLAN

     In February 1999, the Company adopted the Bidder's Edge 401(k) Plan (the "Plan"). All employees who are eighteen years of age may participate in the Plan. At the Company's discretion, the Company can contribute to the Plan on behalf of the Plan's participants. During the year ended December 31, 1999, the Company did not make a contribution to the Plan.

13. SUBSEQUENT EVENTS

     On February 7, 2000, the Company entered into a letter of intent to merge with OpenSite Technologies, Inc. ("OpenSite"). The letter of intent provides for the issuance of 8,941,307 shares of common stock to acquire all of the capital stock of the Company. OpenSite intends to account for this transaction as a pooling-of-interests.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary....................    1
Risk Factors..........................    6
Forward-Looking Statements............   19
Use of Proceeds.......................   19
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Financial Data...............   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   37
Management............................   64
Related Party Transactions............   70
Principal Stockholders................   71
Description of Capital Stock..........   73
Shares Eligible for Future Sale.......   77
Legal Matters.........................   78
Underwriting..........................   79
Experts...............................   81
Change in Accountants.................   81
Where You Can Find More Information...   81
Index to Financial Statements.........  F-1

                            ------------------------
     Through and including             , 2000 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                               Shares

                          OPENSITE TECHNOLOGIES, INC.

                                  Common Stock
                                [OPENSITE LOGO]
                              GOLDMAN, SACHS & CO.
                                   CHASE H&Q
                         THE ROBINSON-HUMPHREY COMPANY
                                 WIT SOUNDVIEW

                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $ 19,800
National Association of Securities Dealers, Inc. fee........     5,000
Nasdaq National Market listing fee..........................    90,000
Accountants' fees and expenses..............................   300,000*
Legal fees and expenses.....................................   250,000*
Blue Sky fees and expenses..................................     5,000*
Transfer Agent's fees and expenses..........................    20,000*
Printing and engraving expenses.............................   200,000*
Miscellaneous...............................................     5,200*
                                                              --------
     Total Expenses.........................................  $895,000*
                                                              ========

---------------

* Estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Restated Certificate of Incorporation limits personal liability for breach of the fiduciary duty of its directors to the fullest extent provided by the General Corporation Law of the State of Delaware. Such provisions provide that no director of OpenSite shall have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty of care or other duty as a director. However, such provisions shall not eliminate or limit the liability of a director

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for voting or assenting to unlawful distributions; or

     - for any transaction from which the director derived an improper personal benefit.

     Any amendment, modification or repeal of such provisions will not eliminate or reduce the effect of such provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of such an inconsistent provision. If the General Corporation Law of the State of Delaware is subsequently amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors of OpenSite will be so further limited to the greatest extent permitted by the General Corporation Law of the State of Delaware.

     Section 7 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The share numbers presented below are provided with respect to our shares of common stock and Series A preferred stock, Series B preferred stock and Series C preferred stock and reflect (1) various stock splits and (2) the recapitalization of the Series A preferred stock, Series B preferred stock and Series C preferred stock into common stock, which will occur immediately prior to completion of this offering.

     In January 1998, we sold an aggregate 4,175,439 shares of Series A preferred stock to Auction Ventures, LLC for an aggregate offering price of $600,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In August 1998, we sold 650,000 shares of restricted common stock to Kip A. Frey for an aggregate offering price of $65,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated hereunder.

     In August 1998, we issued warrants to purchase an aggregate 473,684 shares of common stock to Bandrowski Enterprises LLC in exchange for services. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In August and September 1998, we sold an aggregate 5,000,000 shares of Series B preferred stock to Intersouth Partners IV, L.P., Noro-Moseley Partners, L.P., Southeast Interactive Technology Fund II, LLC, and Wakefield Group II, LLC for an aggregate offering price of $4,000,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

     In October 1998, we sold 90,000 shares of restricted common stock to James
R. Ford for an aggregate offering price of $13,500. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 promulgated hereunder.

     In March and April 1999, we sold an aggregate 12,000,000 shares of Series C preferred stock to CNET, Inc., GE Capital Equity Investments, Inc., Intersouth Partners IV, L.P., Noro-Moseley Partners, IV, L.P., Noro-Moseley Partners IV B, L.P., Societe Generale Capital Corporation, Southeast Interactive Technology Fund II, LLC, and Wakefield Group II, LLC for an aggregate offering price of $24,000,000. This issuance of securities was deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance on
Section 4(2) thereof.

     Recipients of securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for the sale in connection with any distribution of those securities, and we affixed appropriate legends to the share certificates issued in those transactions. All recipients of these securities had adequate access, through their relationships with us or otherwise, to information about us.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1**    --   Form of Underwriting Agreement.
 3.1*     --   Amended and Restated Certificate of Incorporation of the
               Registrant.
 3.3*     --   Amended and Restated Bylaws of the Registrant.
 4.1*     --   See Exhibits 3.1 and 3.3 for provisions of the Amended and
               Restated Certificate of Incorporation and Amended and
               Restated Bylaws of the Registrant defining rights of the
               holders of Common Stock of the Registrant.
 4.2*     --   Specimen Stock Certificate.
 5.1**    --   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
               Registrant, as to the legality of the shares being
               registered.
10.1*     --   Office Space Lease dated May 15, 1998 by Ticon, Inc. and
               OpenSite.
10.2*     --   Office Space Lease dated August 31, 1998 by Ticon
               Properties, LLC and OpenSite.
10.3*     --   Commercial Lease (Office) dated October 26, 1998 by and
               between K.K.G.R.H. Assoc. L.P. and OpenSite.
10.4*     --   Office Space Lease dated February 16, 1999 by Ticon
               Properties, LLC and OpenSite.
10.5*     --   OpenSite Stock Option Plan.
10.6*     --   Amendment No. 1 to OpenSite Stock Option Plan.
10.7*     --   Amended and Restated Executive Employment Agreement dated as of July 8, 1999 by and between OpenSite and Kip A. Frey.
10.8*     --   Amended and Restated Restricted Stock Agreement dated as of
               July 8, 1999 by and between OpenSite and Kip A. Frey.
10.9*     --   Registration Rights Agreement dated as of March 30, 1999.
10.10*    --   Agreement dated as of March 30, 1999, by and between
               OpenSite and Kip A. Frey
10.11*    --   Pledge Agreement, dated as of March 30, 1999, by and among
               OpenSite, Kip A. Frey and Gross, Shuman, Brizdle &
               Gilgillan, P.C.
10.12*    --   Form of Indemnity Agreement.
10.13*    --   Form of OpenSite Business Partner Agreement.
10.14*    --   Form of OpenSite Concierge Auction Hosting and Services
               Agreement.
10.15*    --   Form of License Agreement.
10.16*    --   Office Space Lease commencement date July 1, 1999 by CMD
               Properties, Inc. and OpenSite.
10.17**   --   Letter of Intent dated February 7, 2000 between OpenSite and
               Bidder's Edge, Inc.
16.1*     --   Letter from KPMG LLP, dated July 23, 1999.
21.1*     --   List of Subsidiaries.
23.1*     --   Consent of PricewaterhouseCoopers LLP.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
23.2*     --   Consent of PricewaterhouseCoopers LLP.
23.3**    --   Consent of Morris, Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
24.1*     --   Powers of Attorney (included on signature page).
27.1*     --   Financial Data Schedule (for SEC use only).


---------------

 + Filed herewith.

 * Previously filed.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina on the 10th day of February, 2000.


                                          By:       /s/ KIP A. FREY
                                            ------------------------------------
                                          Kip A. Frey
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kip A. Frey and Richard E. Widin and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                 TITLE                      DATE
                     ---------                                 -----                      ----

                  /s/ KIP A. FREY                    President, Chief Executive    February 10, 2000
---------------------------------------------------  Officer (Principal
                    Kip A. Frey                      Executive Officer) and
                                                     Director

                         *                           Vice President and Chief      February 10, 2000
---------------------------------------------------  Financial Officer
                 Timothy K. Oakley                   (Principal Financial and
                                                     Accounting Officer)

                         *                           Director                      February 10, 2000
---------------------------------------------------
                Justin Hall-Tipping

                         *                           Director                      February 10, 2000
---------------------------------------------------
                  Russell Howard

                         *                           Director                      February 10, 2000
---------------------------------------------------
                  Ross B. Kenzie

                         *                           Director                      February 10, 2000
---------------------------------------------------
                  Mitchell Mumma

                     SIGNATURE                                 TITLE                      DATE
                     ---------                                 -----                      ----

                         *                           Director                      February 10, 2000
---------------------------------------------------
               Michael Brader-Araje

                         *                           Director                      February 10, 2000
---------------------------------------------------
                  Alan J. Taetle

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  1.1**   --   Form of Underwriting Agreement.
  3.1*    --   Amended and Restated Certificate of Incorporation of the
               Registrant.
  3.3*    --   Amended and Restated Bylaws of the Registrant.
  4.1*    --   See Exhibits 3.1 and 3.3 for provisions of the Amended and
               Restated Certificate of Incorporation and Amended and
               Restated Bylaws of the Registrant defining rights of the
               holders of Common Stock of the Registrant.
  4.2*    --   Specimen Stock Certificate.
  5.1**   --   Opinion of Morris, Manning & Martin, L.L.P., Counsel to the
               Registrant, as to the legality of the shares being
               registered.
 10.1*    --   Office Space Lease dated May 15, 1998 by Ticon, Inc. and
               OpenSite.
 10.2*    --   Office Space Lease dated August 31, 1998 by Ticon
               Properties, LLC and OpenSite.
 10.3*    --   Commercial Lease (Office) dated October 26, 1998 by and
               between K.K.G.R.H. Assoc. L.P. and OpenSite.
 10.4*    --   Office Space Lease dated February 16, 1999 by Ticon
               Properties, LLC and OpenSite.
 10.5*    --   OpenSite Stock Option Plan.
 10.6*    --   Amendment No. 1 to OpenSite Stock Option Plan.
 10.7*    --   Amended and Restated Executive Employment Agreement dated as of July 8, 1999 by and between OpenSite and Kip A. Frey.
 10.8*    --   Amended and Restated Restricted Stock Agreement dated as of
               July 8, 1999 by and between OpenSite and Kip A. Frey.
 10.9*    --   Registration Rights Agreement dated as of March 30, 1999.
 10.10*   --   Agreement dated as of March 30, 1999, by and between
               OpenSite and Kip A. Frey
 10.11*   --   Pledge Agreement, dated as of March 30, 1999, by and among
               OpenSite, Kip A. Frey and Gross, Shuman, Brizdle &
               Gilgillan, P.C.
 10.12*   --   Form of Indemnity Agreement.
 10.13*   --   Form of OpenSite Business Partner Agreement.
 10.14*   --   Form of OpenSite Concierge Auction Hosting and Services
               Agreement.
 10.15*   --   Form of License Agreement.
 10.16*   --   Office Space Lease commencement date July 1, 1999 by CMD
               Properties, Inc. and OpenSite.
10.17**   --   Letter of Intent dated February 7, 2000 between OpenSite and
               Bidder's Edge.
 16.1*    --   Letter from KPMG LLP, dated July 23, 1999.
 21.1*    --   List of Subsidiaries.
 23.1*    --   Consent of PricewaterhouseCoopers LLP.
 23.2*    --   Consent of PricewaterhouseCoopers LLP.
 23.3**   --   Consent of Morris, Manning & Martin, L.L.P. (included in
               Exhibit 5.1).
 24.1*    --   Powers of Attorney (included on signature page).
 27.1*    --   Financial Data Schedule (for SEC use only).


---------------

 + Filed herewith.

 * Previously filed.

** To be filed by amendment.